UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                 No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 1

This is a free translation into English of Veolia Environnement’s second update of its 2006 document de reference (the “2006 reference document”) filed by Veolia Environnement with the French Autorité des marchés financiers on September 17, 2007 under number D.07-0264-A02, and is provided solely for the convenience of English speaking readers.

Second Update of the
2006 Reference Document

This update of the 2006 document de reference (the “Reference Document”) was filed with the Autorité des marchés financiers (AMF) on September 17, 2007, pursuant to Article 212-13 of its general regulations. It supplements the 2006 Reference Document of Veolia Environnement filed with the AMF on April 3, 2007 under number 07-0264, and supplemented by an update filed with the AMF on June 11, 2007 under number D-07-0264-A01. This reference document may used in connection with a financial transaction if supplemented by an offering memorandum (a note d’opération) approved by the AMF.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 2

TABLE OF CONTENTS1
1.	PERSONS ASSUMING RESPONSIBILITY FOR THE REFERENCE DOCUMENT	4
2.	PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS	5
3.	SELECTED FINANCIAL INFORMATION	6
9.	EXAMINATION OF FINANCIAL CONDITION AND RESULTS	7
10.	CASH FLOW AND CAPITAL	20
12.	TREND INFORMATION	21
13.	FORECASTS OR ESTIMATES OF RESULTS	23
16.	FUNCTIONING OF BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY BODIES	25
17.	EMPLOYEES - HUMAN RESOURCES	26
18.	PRINCIPAL SHAREHOLDERS	29
20.	FINANCIAL INFORMATION CONCERNING THE ASSETS, FINANCIAL CONDITION AND RESULTS OF THE ISSUER	31
21.	ADDITIONAL INFORMATION CONCERNING SHARE CAPITAL AND BY-LAWS	89
24.	DOCUMENTS AVAILABLE TO THE PUBLIC	93

1 Only the chapters of the 2006 reference document that have been supplemented or updated in this update are included in this table of contents.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 3

1. PERSONS ASSUMING RESPONSIBILITY FOR THE REFERENCE DOCUMENT

1.1 Person Assuming Responsibility For Information Contained Herein

Mr. Henri PROGLIO, Chairman and Chief Executive Officer of Veolia Environnement (hereafter, the “Company” or “Veolia Environnement”).

1.2 Certification

To the best of my knowledge, all of the information in this update is true and accurate, having taken all reasonable measures to ensure the accuracy thereof, and does not omit any information that could make it misleading.

The statutory auditors have furnished us with a letter (lettre de fin de travaux) indicating that they have verified the consistency of the information relating to the financial condition and financial statements contained in this document and that they have read the entire update.

The forecasted financial information contained herein were the object of a report by the legal auditors, included in chapter 13, paragraph 13.2.

To the best of my knowledge, the financial statements have been prepared in conformity with applicable accounting norms and provide a reliable view of the assets, the financial situation and the results of the company and all of the companies included in the consolidation, and the activity report for the half year presents a reliable depiction of the significant events occurring within the first six months of the fiscal year, their impact on the financial statements, the principal transactions between related parties as well as a description of te principal risks and principal uncertainties for the remaining six months of the fiscal year.

Chairman and Chief Executive Officer

Henri PROGLIO

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 4

2. PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS

2.1 Principal Statutory Auditors

KPMG SA

Member of KPMG International
Commissaire aux comptes, Member of the Compagnie régionale de Versailles
A company represented by Messrs.Jay NIRSIMLOO and Baudouin GRITON located at 1 Cours Valmy, 92923 Paris La Défense Cedex.

Appointed at the combined general shareholders’ meeting held on May 10, 2007 as a replacement for Salustro Reydel, for a term of six fiscal years, which will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ending December 31, 2012.

ERNST & YOUNG et Autres

Commissaire aux comptes, Member of the Compagnie régionale de Versailles
A company represented by Messrs. Jean BOUQUOT and Patrick GOUNELLE, located at 41, rue Ybry, 92576 Neuilly-sur-Seine Cedex.

Appointed on December 23, 1999, with a term that was renewed at the combined general shareholders’ meeting held on May 12, 2005 for a term of six fiscal years, which will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ending December 31, 2010.

2.2 Deputy Statutory Auditors

Mr. Philippe MATHIS

54, avenue Marceau, 75008 Paris.

Appointed on May 10, 2007 for a term of six fiscal years, which will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ending December 31, 2012.

AUDITEX

Tour Ernst & Young, Faubourg de l’Arche, 92037 La Défense Cedex.

Appointed at the combined general shareholders’ meeting held on May 12, 2005, for a term of six fiscal years, which will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ending December 31, 2010.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 5

3. SELECTED FINANCIAL INFORMATION2
Data in IFRS

(in millions of euros, except per share figures)	June 30, 2007	December 31, 2006	June 30, 2006 (adjusted)**	December 31, 2005 (adjusted)**	December 31, 2004 (adjusted)**
Revenue from ordinary activities	15,461.6	28,620.4	13,940.5	25,570.4	22,792.4
Operating income	1,271.8	2,132.9	1,128.8	1,892.9	1,489.6
Net income attributable to equity holders of the parent	493.0	758.7	444.5	622.2	389.8
Diluted earnings per share (in euros)	1.21	1.89***	1.10***	1.56***	0.97***
Basic earnings per share (in euros)	1.22	1.90***	1.12***	1.57***	0.97***
Dividends paid by Veolia Environnement	419.7	336.3	336.3	265.4	217.9
Total assets	41,812.3	40,123.7	36,529.9	36,381.0	35,899.3
Total current assets	16,257.4	14,956.4	14,389.9	13,544.5	15,135.7
Equity attributable to equity holders of the parent	4,640.7	4,360.8	3,990.4	3,790.2	3,211.2
Minority interest	2,296.5	2,192.6	2,047.7	1,888.0	1,728.7
Dividend per share distributed during the fiscal year (in euros)	1.05	0.85	0.85	0.68	0.55
Recurring operating income	1,235.8	2,222.2	1,128.8	1,903.6	1,628.6
Recurring net income attributable to equity holders of the parent	481.9	762.0	380.7	630.2	477.0
Operating cash flow*	2,012.4	3,850.1	1,910.1	3,518.4	3,102.6
Net financial debt	15,200.2	14,674.9	13,765.5	13,870.6	13,058.9

* Operating cash flow = cash flow from continuing operations before tax and financial elements.

** To ensure comparability, financial statements at December 31, 2005 and December 31, 2004, have been adjusted to take into account the implementation of IFRIC12 standards relating to concessions and the results of activities accounted for in 2006 according to IFRS5 as “income from discontinued operations3.

*** Net income per share (diluted and basic) has been recalculated in conformity with IAS norm 33.

2 Figures in the table (excluding operating cash flow) are defined in chapters 9, § 9.2.1 of the reference document.
3 See also chapters 20, § 20.1 of the reference document, note 1 to the consolidated financial statements.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 6

9. EXAMINATION OF FINANCIAL CONDITION AND RESULTS

9.1 Review of Operations During the First Six Months of 2007

9.1.1 General Context

The Group recorded a sharp 10.9% increase in revenue as a result of its development strategy in environmental activities. This growth was accompanied by an improvement in earnings, with a 12.7% rise in operating income, a 9.5% increase in recurring operating income and a 26.6% surge in recurring net income (group share). After the impact of a very mild winter in the first quarter that negatively affected heating network activity, the Group’s business in the second quarter generated a sustained increase in its activity and operating income.

These performances are attributable to development decisions implemented mainly in Europe, Asia and North America as well as the Group’s ability to generate savings and synergies, renew its contracts and integrate newly-acquired companies.

These strategic choices were reflected by the securing of contracts across all business activities, targeted acquisitions to consolidate certain commercial positions (Energy Services Division in Hungary and the Czech Republic) and the increasing importance of contracts secured in 2006 (Waste Management Division in the United Kingdom and China as well as the Water Division in China).

On June 27, 2007, the subscription period for the €2.6 billion share capital increase that was announced by Veolia Environnement on June 12, 2007 came to a successful close. The net capital increase amounted to €2,547 million (additional paid-in capital included) and 51,941,040 new shares with a par value of €5 were issued. As from July 10, 2007, the share capital of Veolia Environnement totaled 467,469,360 shares. This transaction had no impact on the financial statements for the half-year ended June 30, 2007, but will enable the Group to continue its growth strategy while reinforcing its financial position.

9.1.2 New Commercial Successes in Buoyant Markets
A number of major contracts were secured during the first six months of 2007.

New Contracts

• In January 2007, the Water Division won its 21st contract in China. This new contract, for a 30-year concession with the Lanzhou Water Supply Company in the capital of the Gansu province, is expected to generate estimated total revenue of €1.6 billion.

• In January 2007, the Water Division won a contract to build, finance and operate a reverse osmosis seawater desalination plant in the Sultanate of Oman. The 22-year term contract is expected to generate estimated total revenue of €434 million, including the construction of the new plant.

• At the end of January 2007, the Waste Management Division won a contract pursuant to which it has become the long-term operator for the waste-to-energy facility in Pinellas, Florida. This 17-year contract is expected to generate estimated total revenue of €461 million.

• On March 15, 2007, as part of a consortium, the Water Division won a contract for the design, construction, operation and maintenance of a seawater desalination plant using reverse osmosis located at Campo de Dalias, in southern Spain. This contract represents estimated total revenue of approximately €128 million for the consortium, including total estimated consolidated revenue of €78 million for the Water Division.

• On March 29, 2007, the Waste Management Division was selected as Southwark Council’s preferred bidder for its 25-year PFI (Private Finance Initiative, a recent form of contract in the UK) management contract for the collection, recycling and composting of waste.

• On May 2, 2007, the Water Division won a new contract to design, build and operate one of the biggest wastewater treatment plants in the United States. This new contract covers the capacity extension of the regional surface water treatment plant in Tampa Bay, Florida and will generate estimated total revenue of €118.7 million.

• On May 7, 2007, the Water Division won a new contract in Japan for the complete operation and maintenance of a wastewater treatment plant for the city of Chiba, near Tokyo. With a three-year term, this contract will generate estimated total revenue of €17.8 million.

• In May 2007, Dalkia won its first contract to operate and develop a heating network in Jiamusi, China located in the Heilongjiang province. With a 25-year term, this new contract will generate estimated total revenue of €650 million.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 7

• In May 2007, Dalkia took over the contract to build and operate the Southwest district’s heating network in Harbin, the capital of the Heilongjiang province in northeast China. This initial transaction represents a €70 million investment and the forecast revenue for first year of operations is €19 million.

• On June 5, 2007, the French Council of State (Conseil d’Etat) rendered a verdict in favor of SNCM. The public service contract was awarded on June 7, 2007 with an effective date of July 1, 2007 for a term of 6 ½ years.

• In June 2007, the consortium in which Sufi and the Waste Management Division have a majority stake won a €440 million 15-year contract to build and operate a waste treatment and waste-to-energy plant in Mataro, Spain.

• On June 14, 2007, the Water Division won its 22nd contract in China. Under this 30-year contract, the Water Division will be responsible for the complete management of the drinking water service and the operation of a wastewater treatment plant in the leading economic city of Haikou, on the Island of Hainan, South China. This contract will generate estimated total revenue of €780 million.

• On June 28, 2007, Veolia Water Solutions & Technologies, through its subsidiary SIDEM, was chosen to design and build one of the world’s largest desalination plants in Saudi Arabia. Considered of national importance, the plant will provide 800,000 m3/day of desalinated water to Jubail Industrial City and the Eastern Province of Saudi Arabia (Marafiq), a desert region facing massive industrialization projects and a growing population. This contract is expected to generate total revenue of approximately €702 million.

Major Acquisitions and Disposals

During the first six months of 2007, several targeted acquisitions were concluded:

• In North America (Canada), the Waste Management Division acquired Ecolocycle for €19.2 million;

• In the Asia-Pacific region, the Waste Management Division acquired Cleanaway Asia for €23.2 million;

• In the Central European region, the Energy Services Division acquired Pannon Power and Sinesco in Hungary for €33.1 million and €9.8 million, respectively, and Kolin in the Czech Republic for €25.4 million.

• On April 27, 2007, Veolia Environnement announced the conclusion of an agreement with The Blackstone Group and Apax Partners to acquire Sulo for an enterprise value of €1,450 million (including financial debt). With revenues of €1.3 billion in 2006, Sulo is the second largest waste management operator in Germany and the market leader in the collection of municipal waste and packaging. After this acquisition, total revenue of the Waste Management Division in Germany is expected to reach more than €1,500 million, representing around 16% of the Division’s total revenue. This acquisition, which is subject to certain conditions, had no impact on the financial statements for the half-year ended June 30, 2007.

• On May 31, 2007, Waste Management announced the signature of an agreement to take control of TMT in Italy, the Termomeccanica Ecologica subsidiary specialized in waste management and treatment. The transaction concerns 75% of the shares based on an enterprise value (100%) of €338 million. This investment could be increased to 100% between now and 2012. Finalization of this acquisition remains subject to certain conditions and had no impact on the financial statements for the half-year ended June 30, 2007.

• On June 12, 2007, Energy Services signed an agreement to purchase the privately-owned U.S. company Thermal North America, Inc., the largest portfolio of district heating and cooling networks in the United States, for an enterprise value of $788 million. This transaction positions Veolia Environnement in the world’s largest energy services market at a time when higher energy costs and changes in US environmental regulations are expected to create new opportunities. Finalization of this acquisition remains subject to certain conditions and had no impact on the financial statements for the half-year ended June 30, 2007.

During the first six months of 2007, the Water Division sold its investment in the Bonifacio contract in the Philippines for €4.1 million.

9.2 Accounting and Financial Information

9.2.1 Definitions and Accounting Context

The term “organic growth” includes growth resulting from:

• the expansion of an existing contract, resulting from an increase in prices and/or volumes distributed or processed;

• new contracts;

• the acquisition of assets attributed to a particular contract or project.

The term “external growth” includes growth through acquisitions, net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 8

Net financial debt represents gross financial debt (long-term borrowings, short-term borrowings, bank overdrafts), net of cash and cash equivalents and excluding revaluation of hedging instruments.

Finance costs, net represent the cost of gross financial debt, including gains and losses on related interest rate and exchange rate hedging, less income on cash and cash equivalents.

Net income from discontinued operations is the total of income and expenses, net of tax, related to businesses sold or in the process of being sold, in accordance with IFRS 5. This item concerns net income generated over the period by assets and liabilities recorded on separate lines of the balance sheet as “Assets of discontinued operations” and “Liabilities of discontinued operations”.

Recurring net income attributable to equity holders of the parent is defined as follows: recurring portion of operating income + recurring portion of financial items + recurring share of net income of associates + recurring portion of net income attributable to minority interests + normative income tax expense. An accounting item is non-recurring if it is unlikely to recur during each period and if it substantially changes the financial position of one or more cash-generating units. All movements in goodwill (goodwill impairment losses or negative goodwill reversals) are considered to be non-recurring.

Accounting context

The main accounting policies used to prepare the financial statements for the half-year ended June 30, 2007 are unchanged from those used for the same period last year. The financial statements for the half-year ended June 30, 2007 have been adjusted to take into consideration the final version of IFRIC Interpretation 12: Service Concession Arrangements. The impact mainly covers the cash flow statement with no significant impact on net income or equity.

Following a decision made by management bodies to sell the Transportation Division’s Danish activities in 2007, the net income components for this activity have been transferred to net income from discontinued operations in accordance with IFRS 5: Non-current assets held for sale and discontinued operations. The disposal of Southern Water in the first six months of 2006 was also treated in accordance with IFRS 5.

9.2.2 Revenue
9.2.2.1 General Comments

Half-year ended June 30, 2007 (€ million)	Half-year ended June 30, 2006 adjusted (€ million)	Change 2007/2006	Of which organic growth	Of which external growth	Of which foreign exchange fluctuations
15,461.6	13,940.5	+10.9%	+5.6%	+6.0%	-0.7%

Group consolidated revenue rose 10.9% over the same period last year from €13,940.5 million to €15,461.6 million. Organic growth is 5.6%. This increase includes the negative impact of €167 million due to the very warm weather conditions experienced in Europe during the first six months of 2007, as well as the negative impact of €13 million attributable to the decline in energy prices on revenue reported by the Energy Services Division. Excluding these items, organic revenue growth would have reached 7.0% and total growth would have been 12.2%.

External growth is 6.0% and mainly results from acquisitions concluded by Veolia Waste Management in the United Kingdom (contribution of around €365 million), Veolia Energy Services in Europe and in Australia (€107 million) and Veolia Transportation in France (€130 million). The negative impact of foreign exchange fluctuations (-€102.3 million, or -0.7%) primarily reflects the depreciation of the U.S. dollar compared to the euro. The share of revenue generated abroad reached €8,425.8 million in the first six months of 2007, or 54.5% of total revenue, compared to 52.1% in the first six months of 2006.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 9

9.2.2.2 Revenue by division

(€ million)	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted	Change 2007/2006
Water	5,220.7	4,801.0	+8.8%
Waste Management	4,195.9	3,547.9	+18.3%
Energy Services	3,320.7	3,245.3	+2.3%
Transportation	2,724.3	2,346.3	+16.1%
Revenue	15,461.6	13,940.5	+10.9%
Revenue at 2006 exchange rates	15,563.9	13,940.5	+11.6%

Water division
Half-year ended June 30, 2007 (€ million)	Half-year ended June 30, 2006 adjusted (€ million)	Change 2007/2006	Of which organic growth	Of which external growth	Of which foreign exchange fluctuations
5,220 .7	4,801.0	+8.8%	+8.5%	+0.9%	-0.6%

In France, organic growth, excluding Veolia Water Solutions & Technologies, rose 3.9% despite the decrease in production offset by an extended services offer and by the strong growth in the construction activity.

Outside France, excluding Veolia Water Solutions & Technologies and Proactiva, revenue increased 11.5% at constant scope and exchange rates. In Europe, growth of 5.4% reflected the start-up of new contracts signed in 2006, particularly in Central Europe, partially offset by the decrease in BOT (Build Operate Transfer) contracts (Brussels, The Hague). Activity was also sustained in the Africa/Middle-East region where it rose by more than 20.0%. Strong activity growth in the Asia-Pacific region, exceeding 50.0%, was mainly driven by the start-up of new contracts in China (Kunming, Urumqui, and Sinopec), Australia (Gold Coast), South Korea and Japan.

Veolia Water Solutions & Technologies reported growth of 13.0% on a constant scope and exchange rate basis, spurred on by municipal and industrial engineering and construction (“Design and Build”) activities that were buoyant, particularly in the Middle-East and Australia.

Waste management division
Half-year ended June 30, 2007 (€ million)	Half-year ended June 30, 2006 adjusted (€ million)	Change 2007/2006	Of which organic growth	Of which external growth	Of which foreign exchange fluctuations
4,195.9	3,547.9	+18.3%	+7.5%	+12.4%	-1.6%

In France, revenue grew 6.5% (5.8% on a constant scope basis) under the combined effect of fine performances reported by non-hazardous household and industrial waste processing (incineration plants and landfills) and industrial hazardous waste.

Outside France, excluding Proactiva, organic growth was 8.7% and included all regions. Growth was buoyant not only in the United Kingdom (organic growth of 11.1%) with the continued gain of new market shares and the development of existing integrated contracts, but also in Scandinavia. In North America, organic growth reached 5.6%, particularly sustained by the dynamic performance of industrial services. In Asia, the development of recent contracts (Foshan, etc.) strongly contributed to the activity’s organic growth of 7.4%.

External growth (12.4%) mainly reflects the acquisition of Cleanaway in the United Kingdom and the Biffa activities in Belgium.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 10

Energy services division

Half-year ended June 30, 2007 (€ million)	Half-year ended June 30, 2006 adjusted (€ million)	Change 2007/2006	Of which organic growth	Of which external growth	Of which foreign exchange fluctuations
3,320.7	3,245.3	+2.3%	-1.5%	+3.6%	+0.2%

Stable revenue growth was attributable to mild weather conditions (-€167 million) and the change in energy prices (-€13 million) in the first six months of 2007, compared to the first six months of 2006 when marked by significantly colder weather conditions than the decade average. Adjusted for these elements, the Division’s revenue growth was 7.9%.

As a result, in France, revenue decreased by 2.3%, due to mild weather conditions and the fall in energy prices that negatively affected revenue growth by approximately €122 million.

Outside France, climate conditions were offset by recent Group developments, particularly in Central Europe, the United Kingdom and Australia. As a result, overall growth outside France reached 8.9%.

Transportation division

Half-year ended June 30, 2007 (€ million)	Half-year ended June 30, 2006 adjusted (€ million)	Change 2007/2006	Of which organic growth	Of which external growth	Of which foreign exchange fluctuations
2,724.3	2,346.3	+16.1%	+7.3%	+9.8%	-1.0%

In France, revenue increased by 19.1%, particularly due to the contribution of SNCM, new urban and inter-urban contracts and the development of existing contracts.

Outside France, revenue rose by 14.3% (9.1% at constant scope and exchange rates) and reflects the full impact of developments carried out in North America, growth in activity in Australia, and minor acquisitions performed in Central Europe and the United Kingdom.

9.2.2.3 Revenue by Geographic Region

(€ million)	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted	Change 2007/2006
France	7,035.8	6,677.4	+5.4%
United Kingdom	1,450.9	966.7	+50.1%
Germany	1,016.7	991.1	+2.6%
Other European countries	2,911.0	2,613.2	+11.4%
United States	1,285.1	1,310.5	-1.9%
Oceania	577.5	443.8	+30.1%
Asia	424.5	318.2	+33.4%
Rest of the world	760.1	619.6	+22.7%
Revenue	15,461.6	13,940.5	+10.9%

France

Growth in France of 5.4% was driven by the inclusion of the revenue reported by SNCM, the new urban and inter-urban contract wins or extensions on existing contracts by the Transportation Division, the vigorous growth in construction engineering activities, the sustained performance of distribution activities by the Water Division, the increase in the volume of waste collected and processed and the growth in soil pollution control. This increase in activity was offset by the impact of weather conditions at the Energy Services Division. Excluding the weather impact, growth in France would have been 6.8%.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 11

United Kingdom

High growth in the United Kingdom of 48% excluding the impact of foreign exchange rates is mainly attributable to the full impact of the acquisition of Cleanaway UK at the end of 2006 and the good performance of integrated contracts and industrial services of the Waste Management Division.

Germany

Revenue growth of 2.6% in Germany is mainly due to revenue generated by new contracts with the city of Berlin in the Water Division, as the mild winter weather penalized heating network activities.

Other European countries

Revenue growth of 15% is due to the increase in volumes in the Waste Management Division and recycling prices as well as the start-up of new contracts and minor acquisitions in the Group’s other Divisions.

United States

The 1.9% decrease is attributable to negative exchange rate effects of €101.4 million. At a constant exchange rate, growth would have been 5.8%. At the Transportation Division, the full effect of developments and acquisitions carried out in 2006 (ATC and Shuttleport acquisitions and new contract wins) continued. At the Waste Management Division, the slight drop in solid waste activity volumes was significantly offset by new industrial service contracts. Moreover, the Water Division reported a slight decline in construction contracts.

Oceania

Revenue growth of 30.1% was driven by the Energy Services Division as a result of recent developments in Australia (acquisition of TDU), by price and volume increases in the Waste Management Division and increased revenue from the Transportation Division’s Melbourne contract.

Asia

Revenue growth of 33.4% was driven by the Water and Waste Management Divisions as a result of the growing importance of new Chinese contracts.

Rest of the world

The revenue increase of 22.7% is due to the sustained growth of the Water Division in Morocco as a result of growth in electricity, wastewater treatment and water distribution activities as well as in the Middle East due to the start-up of the Oman-Sur BOT contract.

9.2.3 Other Income Statement Items

9.2.3.1 Operating Income

Growth in operating income and recurring operating income breaks down as follows:

(€ million)	Operating income			Recurring operating income
	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted	Change 2007/2006	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted	Change 2007/2006
Water	576.1	526.6	+9.4%	574.4	526.6	+9.1%
Waste Management	389.1	307.2	+26.6%	389.1	307.2	+26.6%
Energy Services	259.7	266.7	-2.6%	250.9	266.7	-5.9%
Transportation	73.3	74.0	-0.9%	47.8	74.0	-35.4%
Holding companies	(26.4)	(45.7)	42.2%	(26.4)	(45.7)	42.2%
Total	1,271.8	1,128.8	+12.7%	1,235.8	1,128.8	+9.5%
Total at 2006 exchange rates	1,275.7	1,128.8	+13.0%	1,239.7	1,128.8	+9.8%

The financial statements for the half-year ended June 30, 2006 have been adjusted to reflect the accounting treatment of Veolia Transportation’s discontinued Danish activities.

The breakdown between recurring and non-recurring operating income for the half-year ended June 30, 2007 is as follows:

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 12

Half-year ended
June 30, 2007		Non-recurring
	Recurring			Total
(€ million)		Goodwill / Negative goodwill	Other
Water	574.4	1.7	-	576.1
Waste Management	389.1	-	-	389.1
Energy Services	250.9	8.8	-	259.7
Transportation	47.8	12.6	12.9	73.3
Holding companies	(26.4)	-	-	(26.4)
Total	1,235.8	23.1	12.9	1,271.8

For the half-year ended June 30, 2006, operating income did not include any non-recurring items. The positive non-recurring items that impacted the first six months of 2006 were comprised of reversals of negative goodwill on recent acquisitions and an adjustment to the provision relating to SNCM.

Operating income for the half-year ended June 30, 2007 increased by 12.7% compared to the same period last year. Excluding non-recurring items, operating income rose 9.8% at constant exchange rates.

Water division

In the first six months of 2007, the Water Division’s operating income rose 9.4% to €576.1 million compared to €526.6 million in the first six months of 2006. At constant exchange rates and excluding non-recurrent items, growth was 9.1%.

In France, operating income benefited from operational efforts to control regional costs across the country, the impacts of contract indexing and the increase in income generated from contracts during the first half of the year, despite a slight drop in volumes.

Outside France, the good performance of operating income is due to changes in European tariffs and the growing importance of Chinese contracts. These favorable elements largely offset the difficulties in Gabon related to the rain shortage which hindered electricity production, pending the installation of new facilities which should occur at the end of the year. Finally, the margins of engineering and technical solutions activities continued to improve.

Operating margin (recurring operating income / revenue) remained stable at 11.0%.

Waste management division

Operating income rose from €307.2 million to €389.1 million for the half-year ended June 30, 2007, representing a 26.6% increase. At constant exchange rates and excluding non-recurrent items, growth was 28.3%.

The operating performance in France benefited from the favorable impact of fuel costs in the first half of 2007 compared to the same period in 2006 and an increase in volumes treated in special waste plants.

Outside France, the increase in operating income benefited from the full effect of the acquisition of Cleanaway UK at the end of 2006, fine performances on the UK market due to the full half-year effect on Sheffield and Nottinghamshire, the availability of three incineration plants in Hampshire and the fine performances of integrated and industrial services contracts. The sustained collection activity in Denmark, improved margins in the Czech Republic and Slovakia, improvement in the performance of hazardous waste activities in Poland and the industrial activity in the United States also contributed to the rise in operating income.

Operating margin increased from 8.7% for the half-year ended June 30, 2006 to 9.3% for the half-year ended June 30, 2007.

Energy services division

Operating income decreased by 2.6% to €259.7 million for the first six months of 2007, compared to €266.7 million for the first six months of 2006. At constant exchange rates and excluding non-recurring items, the decrease was 6.4%. Non-recurring items for the half-year ended June 30, 2007 comprise the reversal of negative goodwill on the Lodz contract in Poland won in 2005.

In France, the decline in operating income was primarily due to mild weather conditions.

Outside France, the negative weather impact in Central Europe was nearly fully offset by favorable price effects and commercial developments, despite a decline in proceeds generated on transactions involving the sale of greenhouse gas emission quotas.

As a result of the elements above, operating margin decreased from 8.2% for the half-year ended June 30, 2006 to 7.6% for the half-year ended June 30, 2007.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 13

Transportation division

Operating income declined 0.9% to reach €73.3 million for the half-year ended June 30, 2007 compared to €74.0 million for the half-year ended June 30, 2006. Excluding non-recurring items, operating income totaled €47.8 million, representing a decrease of 35.4% and 35.8% at constant exchange rates. Non-recurring items for the first six months of 2007 are primarily related to the definitive recognition of SNCM. The finalization of the opening balance sheet for SNCM resulted in the recognition of negative goodwill of €10.9 million by the Group that was applied to non recurring operating income and the change in the provision related to the contract, thereby generating a non-recurring reversal of €11.7 million.

In France, profitability in the Passenger sector improved, due to the fine performance of activities in the inter-urban and Greater Paris region as well as the integration of SNCM.

Outside France, activities were affected by the start-up and renewal of two major contracts in the Netherlands that generated significant cost overruns at the beginning of the period, while the turnaround in US activities was only partially achieved in the first half of the year (transit). Other international activities continued to improve in Scandinavia and Central Europe, while operations in Marschbahn, Germany confirmed their turnaround. In 2006, the Division’s operating income included a capital gain of €18.7 million that impacted the change in net income.

Recurring operating margins decreased from 3.2% in 2006 to 1.8% in 2007.

9.2.3.2 Finance costs net of cash and cash equivalents

(€ million)	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted
Income	70.0	38.5
Expense	(461.6)	(367.7)
Net finance costs	(391.6)	(329.2)

The increase in net finance costs is due to both the increase in average debt outstanding over the period and changes in the financing rate, defined as the ratio of net finance cost excluding changes in the fair value of non-hedging derivative instruments to average net financial debt. This rate remained at 5.27% for the first half of 2007, compared to 5.07% for fiscal year 2006 as a whole and 4.95% for the first half of 2006.

Borrowing costs include the recognition of the fair value remeasurement of non-hedging derivative instruments. These movements, which are calculated in accordance with IAS 39 and depend on market conditions at the end of the period, represented gains of €5.7 million as of June 30, 2006 and €0.7 million as of June 30, 2007.

9.2.3.3 Other Financial Income (Expenses)

(€ million)	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted
Loan income	10.9	14.8
Dividends	7.6	7.8
Foreign exchange gains (losses)	10.7	(7.4)
Financial provisions	(6.6)	(2.4)
Other income and expenses	(33.9)	(32.9)
Other financial income (expenses)	(11.3)	(20.1)

Other financial expenses totaled €20.1 million for the half-year ended June 30, 2006 compared to €11.3 million for the half-year ended June 30, 2007. This improvement is primarily due to the favorable turnaround in foreign exchange rates.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 14

9.2.3.4 Income Tax Expense

In the first half of 2007, the Group reported a net consolidated tax expense of €235.0 million (representing a current income tax expense of €218.0 million and a deferred income tax expense of €17.0 million), compared to a net consolidated tax expense of €253.9 million in the first half of 2006 (representing a current tax expense of €190.2 million and a deferred tax expense of €63.7 million).

In relation to net income from continuing operations adjusted for this tax expense and the share of net income of associates, the effective tax rate is 27.0% for the first half of 2007 compared to 32.6% for the first half of 2006.

This decrease is primarily due to the fact that the Group pays no income tax in the United States, given the significant tax deficits reported in the US, and a €22.0 million adjustment to deferred tax liabilities due to the decrease in the tax rate in the United Kingdom.

9.2.3.5 Share of Net Income of Associates

The share of net income of associates increased from €4.0 million in the first half of 2006 to €10.7 million in the first half of 2007. This increase is mainly attributed to the recognition of the share of the net income of Compagnie Méridionale de Navigation in the amount of €4.3 million (shares held by SNCM).

9.2.3.6 Net Income from Discontinued Operations

Net income from discontinued operations decreased from €49.6 million for the half-year ended June 30, 2006 to a net loss of €8.2 million for the half-year ended June 30, 2007.

Net income from discontinued operations for the first half of 2006 was attributable to the proceeds from the sale of the Water Division’s investment in Southern Water for €54.0 million and the accounting treatment of the Transportation Division’s Danish activities in accordance with IFRS 5 representing a loss of €4.4 million (disposal currently underway).

Net loss from discontinued operations for the first half of 2007 solely relates to the accounting treatment of the Transportation Division’s Danish activities in accordance with IFRS 5 (discontinued operations).

9.2.3.7 Net Income for the Period Attributable to Minority Interests

Net income attributable to minority interests for the half-year ended June 30, 2007 is €143.4 million compared to €134.7 million for the half-year ended June 30, 2006. This amount is mainly attributable to the minority shareholders of subsidiaries in the Water Division (€60.5 million), the Waste Management Division (€10.0 million), the Energy Services Division (€65.4 million) and the Transportation Division (€6.9 million). This slight increase in the share of net income attributable to minority interests is due to the 49% investment held by third parties in the Gabonese activities (Water Division), which reported a loss during the first six months of 2007.

9.2.3.8 Net Income for the Period Attributable to Equity Holders of the Parent

Net income attributable to equity holders of the parent totals €493.0 million for the half-year ended June 30, 2007, compared to €444.5 million for the same period last year. The recurring net income attributable to equity holders of the parent totals €481.9 million for the half-year ended June 30, 2007, compared to €380.7 million for the half-year ended June 30, 2006.

Given that the weighted number of shares outstanding was 398,721,047 for the half-year ended June 30, 2007 and 393,421,967 for the half-year ended June 30, 2006, net income attributable to equity holders of the parent per share is €1.22, compared to €1.12 for the half-year ended June 30, 2006. Recurring net income per share attributable to equity holders of the parent is €1.19 for the half-year ended June 30, 2007, compared to €0.96 for the half-year ended June 30, 2006.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 15

Recurring and non-recurring net income break down as follows for the half-year ended June 30, 2007:

Half-year ended June 30, 2007 (€ million)	Recurring	Non- recurring	Total	Comments
Operating income	1,235.8	36.0	1,271.8	9.2.3.1.
Finance costs, net	(391.6)	-	(391.6)	9.2.3.2.
Other financial income (expenses)	(6.7)	(4.6)	(11.3)	9.2.3.3.
Income tax expense	(232.2)	(2.8)	(235.0)	9.2.3.4.
Share of net income of associates	10.7	-	10.7	9.2.3.5.
Net income (expense) from discontinued operations	-	(8.2)	(8.2)	9.2.3.6.
Net income attributable to minority interests	(134.1)	(9.3)	(143.4)	9.2.3.7.
Net income attributable to equity holders of the parent	481.9	11.1	493.0

Recurring and non-recurring net income break down as follows for the half-year ended June 30, 2006:

Half-year ended June 30, 2006 adjusted (€ million)	Recurring	Non-recurring	Total	Comments
Operating income	1,128.8		1,128.8	9.2.3.1.
Finance costs, net	(329.2)		(329.2)	9.2.3.2.
Other financial income (expenses)	(20.1)		(20.1)	9.2.3.3.
Income tax expense	(268.1)	14.2	(253.9)	9.2.3.4.
Share of net income of associates	4.0		4.0	9.2.3.5.
Net income (expense) from discontinued operations		49.6	49.6	9.2.3.6.
Net income attributable to minority interests	(134.7)		(134.7)	9.2.3.7.
Net income attributable to equity holders of the parent	380.7	63.8	444.5

Recurring net income increased by 26.5% to €481.9 million for the half-year ended June 30, 2007, compared to €380.7 million for the half-year ended June 30, 2006. This change is mainly attributable to the increase in operating income, the restricted increase in borrowing costs and the improvement in the income tax rate.

9.3 Financing

9.3.1 Cash Flows

Operating cash flow before changes in working capital (“operating cash flow”) increased 5.1% from €1,912.6 million for the first six months of 2006 to €2,009.3 million for the first six months of 2007.

Operating cash flow would have increased 5.2%, excluding operating cash flow from discontinued operations in 2006 and 2007.

The definition of operating cash flow recommended by the Conseil national de la comptabilité (French National Accounting Council) excludes the impact of financing activities and taxation.

Net cash from operating activities increased from €1,456.1 million for the first six months of 2006 to €1,623.2 million for the first six months of 2007.

Net cash used in investing activities totaled €1,274.1 million in the first six months of 2007 compared to €773.4 million in the first six months of 2006, reflecting an increase in maintenance capital expenditures due to the increase in the scope of consolidation and growth capital expenditures.

Net cash used in financing activities increased from €438.1 million in the first six months of 2006 to €440.9 million in the first six months of 2007.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 16

As a result of the cash flows described above and the impact of foreign exchange rates and other movements in the amount of €12.2 million, cash and cash equivalents totaled €3,004.2 million as of June 30, 2007 compared to €2,064.7 million as of June 30, 2006.

9.3.2 Sources of Funds

As of June 30, 2007, the ratings assigned by Moody’s and Standard & Poor's were as follows:

	Short-term	Long-term	Outlook	Most recent actions
Moody’s	P-2	A3	Stable	Moody’s confirmed the ratings assigned to Veolia Environnement in July 2006.

Standard and Poor’s(1)	A-2	BBB+	Stable	In October 2006, Standard and Poor’s confirmed the ratings assigned to Veolia Environnement on October 3, 2005.

(1) The EMTN program is rated BBB by S&P

During the first six months of 2007, Veolia Environnement continued an active refinancing policy aimed at strengthening its financial soundness and extending the maturity of its debt. Veolia Environnement specifically performed a €1 billion bond issue bearing a fixed rate of 5.125% and maturing in May 2022.

Syndicated loan and bilateral credit line documentation does not contain any disruptive financial coverage covenants.

As of June 30, 2007, net financial debt breaks down as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Long-term borrowings	13,295.6	14,001.6
Short-term borrowings	4,763.6	2,904.1
Bank overdrafts and facilities	684.3	456.0
Sub-total financial debt	18,743.5	17,361.7
Cash and cash equivalents	(3,688.5)	(2,658.0)
Less fair value of hedging derivatives	145.2	(28.8)
Net financial debt	15,200.2	14,674.9

The following table presents the maturity schedule for long-term borrowings as of June 30, 2007:

(€ million)		Maturity of long-term borrowings
	Amount	1 to 3 years	3 to 5 years	More than 5 years
Bond issues	8,272.5	113.4	999.4	7,159.7
Bank loans	5,023.1	2,301.7	1,244.6	1,476.8
Long-term borrowings	13,295.6	2,415.1	2,244.0	8,636.5

9.3.3 Divestitures

Asset divestitures totaled €175.5 million net of the cash of the companies sold.

Investment sales during the first six months of 2007 amounted to €70.3 million (excluding cash and cash equivalents of disposed companies) and mainly concerned:

• legal compensation received in connection with the settlement of the RIMSA litigation (Waste Management Mexico) that was treated as a €20 million reduction in the purchase price,

• payment of the receivable on the sale of financial assets in the United Kingdom amounting to €8.9 million,

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 17

• sale of 39% of Proactiva Mexico for €8.3 million,

• sale of Euronext shares owned by the company for €7 million,

Cash inflows generated by the disposal of financial assets totaled €0.9 million.

Proceeds resulting from the disposal of property, plant and equipment during the first six months of 2007 amounted to €110.4 million and included primarily the sale of the Fawley facilities (Waste Management in the United Kingdom) for €37 million following the acquisition of Cleanaway UK.

9.3.4 Capital Expenditure

(€ million)	Purchases of PP&E (1)		Purchases of investments (2)		New operating financial assets
	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted
Water	390	356	51	161	114	121
Waste Management	358	227	88	71	8	13
Energy Services	175	113	117	45	11	27
Transportation	289	109	21	57	19	8
Other	7	10	2	-	-	-
Total	1,219	815	279	334	152	169

(1)	including assets financed through finance leases of €25 million as of June 30, 2007

(2)	excluding cash and cash equivalents of acquired companies of €2.4 million as of June 30, 2007

Purchases of PP&E

Purchases of PP&E (excluding finance leases) increased by 53.5% on the same period last year and totaled €1,194 million in the first six months of 2007 compared to €798 million in the first six months of 2006.

The main purchases, including assets financed through finance leases, amounted to €1,219 million and related to:

• the Water Division, for €390 million (+9.6% compared to June 30, 2006), including €160 million in growth capital expenditures and €230 million in maintenance capital expenditures.
• the Waste Management Division, for €358 million (+57.7% compared to June 30, 2006), including €77 million in growth capital expenditures and €281 million in maintenance capital expenditures .
• the Energy Services division, for €175 million (+54.7% compared to June 30, 2006), including €43 million in growth capital expenditures and €132 million in maintenance capital expenditures.
• the Transportation Division, for €289 million (+165% compared to June 30, 2006), including €192 million in growth capital expenditures and €97 million in maintenance capital expenditures. This amount includes the purchase of a ship for the ferry crossings to Corsica provided by the SNCM for €101 million.
The increase in maintenance capital expenditures primarily results from increases in activity and the scope of consolidation and certain anticipated projects.

Purchases of investments

Purchases of investments, including the cash and cash equivalents and liabilities of acquired companies, amounted to €276.9 million for the half-year ended June 30, 2007.

The main investments during the first six months of 2007 were:

• Water Division: acquisition of Kunming in China for €80 million and Banska Republica in Slovakia for €28 million,
• Waste Management Division: acquisition of the Biffa subsidiary in Belgium for €66 million,
• Energy Services Division: acquisition of Rettagliata in Italy for €13 million,
• Transportation Division: acquisition of Shuttleport in the United States for €28 million and Dunn-Line in the United Kingdom for €16 million.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 18

Investments totaling €279.3 million for the first six months of 2007 (excluding cash and cash equivalents of acquired companies) break down as follows:

• Water Division: for €51 million (compared to €161 million for the first of 2006),
• Waste Management Division: for €88 million (compared to €71 million for the first six months of 2006). The main investments were the acquisition of Cleanaway Asia for €23.2 million, Ecolocycle (Canada) for €19.2 million and Marisol (United States) for €14.8 million,
• Energy Services Division: for €117 million (compared to €45 million for the first six months of 2006). The main investments were Pannon Power and Kolin (Central Europe) for €33.1 million and €25.4 million, respectively, as well as the Harbin contract (China) for €10 million,
• Transportation Division: for €21 million (compared to €57 million for the first six months of 2006).

Cash flows related to investments totaled €2.4 million.

New operating financial assets (IFRIC 12 and IFRIC 4 loans)

New operating financial assets in the first six months of 2007 amounted to €152 million, compared to €169 million for the first six months of 2006 and concern:

• the Water Division for €114 million,
• the Waste Management Division for €8 million,
• the Energy Services Division for €11 million,
• the Transportation Division for €19 million.

9.3.5 Working Capital Requirements

The €245.7 million increase in working capital requirements during the first six months of 2007 is mainly due to the increase in activity. During the first six months of 2006, the increase in working capital requirements amounted to €295.6 million.

9.3.6 Outlook for 2007

The sound performance of activities during the first six months of 2007, new contract wins and recent growth transactions should enable a continued increase in revenue and net income in the second half of the year. The main risks and uncertainties lie in climate conditions in Europe, the third quarter results for water distribution and fourth quarter results for heating networks, and electricity production in Gabon. In addition, our performance will be linked to maintaining a satisfactory activity level in the United States by the Waste Management Division as well as achieving action plans implemented for recently purchased operations or those experiencing difficulties and integrating newly acquired companies.

Given these factors, Veolia Environnement aims to achieve revenue growth of more than 12%, increases in operating income of the same order, and a return on capital employed after tax and taking into account growth of over 10% for 2007.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 19

10. CASH FLOW AND CAPITAL

Information as of June 30, 2007 relating to cash flows, working capital requirements and Veolia Environnement’s investments is set forth in chapter 9 of this update, paragraphs 9.3.1, 9.3.4 and 9.3.5 and in chapter 20, paragraph 20.6, notes 13 and 16 of the consolidated financial statements.

Information relating to borrowing conditions and the structure of Veolia Environnement’s financing as of June 30, 2007 is set forth in chapter 9 of this update, paragraph 9.3.2, and in chapter 20, paragraph 20.6, notes 19 and 20 of the consolidated financial statements at June 30, 2007.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 20

12. TREND INFORMATION

12.1 Trends
The principal trends relating to or affecting the Company’s business are described in chapter 6, paragraphs 6.1 and 6.2of the 2006 reference document.

There has been no material adverse change in Veolia Environnement’s prospects since the end of the 2006 fiscal year. The Company does not know of any event or circumstance that could reasonably have a material effect on its prospects for the current fiscal year.

12.2 Recent Developments

Veolia Environnement

On June 12, 2007, Veolia Environnement announced a €2.6 billion cash capital increase with the maintainance of a preferential subscription right, in order to reinforce its shareholders’ equity and enhance its financial flexibility to pursue its growth following the announcement of several targeted acquisitions since June 2006. This capital increase, the subscription period for which took place between June 14, 2007 and June 27, 2007, successfully closed. The offer was largely over-subscribed (by a factor of 1.5). The gross amount of the capital increase was €2,581,469,688 (including the issuance premium), and it resulted in the creation of 51,941,040 new shares. The payment-delivery and the listing of new shares were finalized on July 10, 2007.

On August 1, 2007, the Company published a press release concerning its consolidated revenue4 for the half-year ending June 30, 2007 (unaudited IFRS figures) and on August 29, 2007 published its results at June 30, 2007. On August 30, 2007, Veolia Environnement also published and filed with the AMF (Autorité des marches financiers) its half-year financial report as of June 30, 2007.

Veolia Eau

On June 14, 2007, Veolia Water announced that it had been awarded a major water management contract in the economic city of Haikou, China (capital of the Island of Hainan), at the closing of an international tender offer launched by the Haikou Water Group for the acquisition of 49% of the Haikou First Water Co. Ltd, which provides and manages drinking water services to 800,000 inhabitants in the area. The project will include the management of three drinking water plants, the associated water distribution network and a drilling production area in a natural aquifer, along with the management of water purification plant and the eight client service agencies closely related to the community. The contract is worth an estimated aggregate turnover of €780 million over 30 years.

On June 28, 2007 Veolia Eau Solutions & Technologies, through its subsidiary SIDEM (Veolia WST-Sidem), a thermal desalination specialist, was chosen to design and build one of the world’s largest desalination plants in Saudi Arabia that will provide 800,00m³ per day of desalinated water to Jubail Industrial City and the Eastern Province of Saudi Arabia. The contract, worth approximately $945 million (€702 million) for Veolia Water, includes the complete design and building of the desalination plant by Veolia WST-Sidem, and is a major component of the water and power production project led by the Power and Water Utility Company for Jubail and Yanbu (MARAFIQ) in Saudi Arabia. The Engineering Procurement and Construction (EPC) contract for the new plant combining electrical production and ocean water desalination was awarded to a consortium comprised of General Electric (USA), Hyundai Heavy Industries (Korea) and SIDEM (France). Veolia WST-Sidem will supply the thermal desalination units by recuperating the heat from the power station, General Electric will provide the supply of the power station equipment and Hyundai Heavy Industries will build the seawater intake unit and perform related work.

As part of the New South Wales Government’s initiatives for sustainable water supply, the Sydney Water Corporation awarded a major 250,000m³ per day seawater reverse osmosis desalination plant contract to Veolia Water and construction joint venture partner John Holland. The project’s aim is to help ensure Sydney has a sustainable and secure water supply, and comes after growing concern over climate change. The project is for the complete design, construction, operating and maintenance of a reverse osmosis desalination plant with an expected consolidated turnover of approximately €570 million for Veolia Water over the life of the project. Veolia Water will operate the plant for 20 years. Work on the project began in July 2007 and water will be delivered to Sydney residents by the Australian summer (November to March) 2009/2010.

On August 9, 2007, Veolia Water UK, a subsidiary of Veolia Eau, announced the execution of an agreement with Thames Water in view of acquiring a number of its unregulated business interests, for a price of approximately €115 million (£78 million). These businesses are linked to the provision of customer services and the management of water and wastewater related assets. They represent an estimated revenue of €160 million (£109 million) for 2008, the first full year. This acquisition offers Veolia Water significant growth opportunities in the UK and the Republic of Ireland.

4Revenue from ordinary activity.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 21

On August 29, 2007, in connection with a project headed by a consortium including the public authority Abu Dhabi Water and Electricity Authority (ADWEA) in collaboration with International Power Plc and Marubeni Corp., Veolia Water Solutions & Technology, through its subsidiary SIDEM (VWS-Sidem), the thermal desalination specialist, announced that it has been selected to build a new desalination plant in the Emirate of Fujairah in the United Arab Emirates. The plant will be located in Qidfa and will produce 590,000m³ per day of desalinated water. Veolia Water’s share of the contract represents an estimated revenue of $805 million (€596 million) over the duration of the project. The desalination plant will be linked to a 2,000 MW power plant, for which Alstom will be in charge of the engineering, construction and equipment supply. Commissioning of the new plant is scheduled for summer 2010.

Veolia Propreté

On August 30, 2007, Veolia Propreté announced that it had, through its subsidiary Veolia Environmental Services (UK) plc, the UK waste management market leader, been selected by Shropshire Waste Partnership as its “preferred” bidder for its integrated waste management contract (collection, recycling, and energy conversion and treatment of household waste) for a term of 27 years that is expected to commence next October. Veolia Environmental Services’ integrated waste management bid for Shropshire Waste Partnership involves capital investment in waste infrastructure of €147 million over the duration of the contract and is designed to maximize recycling, with a target of 50% by 2012.

Veolia Transport

On July 3, 2007, Veolia Transport announced that it had won a 10-year contract to operate Seoul subway system’s line 9. This contract was concluded between Seoul Metro Line 9, (a company held by several contruction companies and led by Korea’s ROTEM group, a subsidiary of HYUNDAI Motors, and investors led by the bank Macquarie), to which the City of Seoul has awarded the contract to build and operate this new line, and Southlink 9 Company Limited, an operating company 80% held by Veolia Transport Korea and 20% by the ROTEM group. The estimated cumulative revenue for Veolia Transport is of €507 million. Line 9, now under construction, will have 25 stations and is scheduled to carry 760,000 passengers daily by 2013.

 Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT -  22

13. FORECASTS OR ESTIMATES OF RESULTS

13.1 Forecasts

For 2007, Veolia Environnement anticipates growth in revenue greater than 12%, and a similar level of growth in operating income. In addition, the Company anticipates growth in return on capital employed, after tax and taking into account growth, of more than 10%.

These objectives are based principally on assumptions and estimates relating to the following: (i) exchange rate parity, determined at the Group level, (ii) volume estimates based on historical experience, (iii) estimates relating to annual price adjustments on long-term contracts, (iv) estimates as to changes in market prices in certain segments of the waste management sector, (v) success of the strategy to control operating costs and of their evolution, (vi) the price of energy and (vii) the effect of the development of existing contracts and the impact of recent commercial developments and of acquisitions. Certain of these data, assumptions and estimates result from or are based upon, in whole or in part, the conclusions or decisions of the management of Veolia Environnement and its subsidiaries, and may be changed or modified in the future.

The objectives, statements and prospective information summarized above are based on data, assumptions and estimates considered to be reasonable by Veolia Environnement. These data, assumptions and estimates are dependent on future facts and circumstances. They do not constitute historical data and cannot be interpreted as guarantees of future results. By their nature, this information, and these assumptions and estimates, as well as the elements used to determine such objectives and prospective information, may not be realized, and may change or be modified as a result of uncertainty tied to the Company’s economic, financial and competitive landscape. In addition, the occurrence of certain risks described under “Risk Factors” in chapter 4 of the 2006 reference document may have an impact on the Group’s activities and its ability to realize its objectives as set forth above.

13.2 Statutory Auditors’ Report on Profit Forecasts

This is a free translation into English of the statutory auditor’s report on profit forecasts issued in the French language and is provided solely for the convenience of English speaking readers.

To M. Henri Proglio, CEO of Veolia Environnement,

In our capacity as Statutory Auditors of your company and in accordance with Commission Regulation (EC) No 809/2004, we hereby present our report on profit forecasts of Veolia Environnement included in chapter 13 (section 13.1) of its second update of the 2006 reference document which shall be filed with the AMF on September 17, 2007.

These forecasts and underlying significant assumptions were prepared under your responsibility, in accordance with the provisions of Commission Regulation (EC) No 809/2004 and the CESR advice on forecasts.

It is our responsibility to express, in accordance with the terms required by Annex I, item 13.2 of Commission Regulation (EC) No 809/2004, our conclusion on the adequacy of the preparation of such forecasts.

We conducted our work in accordance with the auditing standards generally accepted in France. Our work included an assessment of the procedures implemented by management to prepare the forecasts, as well as the performance of procedures to obtain assurance about whether the accounting methods used are consistent with those used for the preparation of historical data of Veolia Environnement. It also involved collecting data and explanations we deemed necessary in order to obtain reasonable assurance about whether the forecasts are appropriately prepared on the basis of the specified assumptions.

We wish to remind you that, as this concerns forecasts, which are uncertain by nature, actual results may differ significantly from the forecasts presented and so, we do not express any conclusion as to the potential realisation of such forecasts.

In our opinion:

• The forecasts have been appropriately prepared on the basis indicated,
• The accounting basis used for the purposes of these forecasts is consistent with the accounting methods used by Veolia Environnement.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 23

This report is issued for the sole purpose of the update of the 2006 Reference Document and the public offering - in France and any other EU country - realised on the basis on the prospectus registered with the French Stock Exchange regulatory authority (AMF). It may not be used in any other context.

Paris-La-Défense and Neuilly-sur-Seine, September 17, 2007

The Statutory Auditors

KPMG Audit A department of KPMG S.A.		ERNST & YOUNG et Autres
Jay Nirsimloo	Baudouin Griton	Jean Bouquot	Patrick Gounelle

 Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 24

16. FUNCTIONING OF BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY BODIES

16.1 Functioning of supervisory bodies and management

16.1.2 Organization of management

Powers of the chairman and chief executive officer’s limitation

Pursuant to the Board of Directors’ decision taken during its first meeting on April 30, 2003, management functions are overseen by the chairman of the Board of Directors, who acts as chief executive officer for the Company. The chief executive officer has the broadest powers to act on behalf and as a representative of the Company in all circumstances. He must exercise this power in a manner consistent with the Company’s corporate purpose and subject to those powers expressly reserved by law to the Company’s shareholders and its board of directors. He represents the Company in its relations with third parties.

In addition, pursuant to internal regulations, the chief executive officer exercises his powers subject to the limitations set forth in the Board of Directors' charter. Accordingly, pursuant to the Board of Directors' decision of April 30, 2003 appointing the chief executive officer and defining his powers, as well as its charter as modified on July 17, 2007, any of the following matters are subject to the prior authorization of the Board of Directors:

• determination of the Group’s strategic orientation;

• transactions, other than financing transactions, in excess of €300 million per transaction;

• financing transactions (whatever their terms) representing an amount in excess of €1.5 billion per transaction; and

• transactions involving the Company’s shares representing an amount in excess of 1% of the Company’s shares.

 Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 25

17. EMPLOYEES – HUMAN RESOURCES

17.3 Stock option plans

17.3.3 Stock option plans

2007 stock option plan (plan n°7) and stock appreciation rights

Subscription options

The general shareholders’ meeting held on May 11, 2006 authorized the issuance of undiscounted share subscription and purchase options representing up to 1% of the share capital (twenty-fourth resolution) was not employed during the 2006 fiscal year.

Pursuant to this authorization, on July 17, 2007, following the recommendations of the nominations and compensation committee, the Board of Directors decided to award 2,499,000 subscription options, corresponding to 0.53% of the Company’s share capital at the date of its decision, with an exercise price set at €57.05 per share, which reflects the average of the share prices in the 20 trading days preceding the board of directors’ decision. The options will be exercisable as from July 18, 2011.

Pursuant to the Board’s decision, options were awarded to 553 beneficiaries as follows:

- Members of the executive committee: 13.5% of the total number of options5
-Category 1 – Group senior executives other than executive committee members: 32.5% of the total number of options
-Category 2 – Other group executives: 54% of the total number of options

Stock appreciation rights

The Board of Directors also decided on the same date that the plan would include an award to American residents of stock appreciation rights (“SAR”), which are the financial equivalents of those subscription options with same exercise and performance conditions as options. These SAR are valid for 6 years (versus 8 years for options) and exercisable at the end of four years. The exercise price of the SAR was set at € 57.20, which reflects the opening share price on the date of the decision. The acquisition period is identical to that of options, i.e., 4 years after the award decision.

Pursuant to the board of directors’ decision, approximately 200,000 stock appreciation rights were awarded to 187 beneficiaries. These stock appreciation rights would be spread as follows:

- Category 1 – Group senior executives other than executive committee members: 14.5% of the total number of SAR
- Category 2 – Other group executives: 41% of the total number of SAR
- Category 3 – Group employees who distinguished themselves through performance: 44.5% of the total number of SAR

Performance terms

The acquisition of options and SAR awarded to the executive committee, as well as to categories 1 and 2 above is subject to minimum growth of net earnings per share (NEPS) between December 31, 2006 and December 31, 2008 at the following rate:

	NEPS< 10%	NEPS >10 et <25%	NEPS ≥ 25%
COMEX and category 1 Percentage of award	0%	Between 1% and 99% proportional to net earnings growth	100%
Category 2 Percentage of award	50%	Between 51% and 99% proportional to net earnings growth	100%

Similarly to the performance terms that apply to the free shares, the SAR allocated to category 3 will be permanently acquired in the event of an increase in the net earnings per share on December 31, 2008 compared to that of December 31, 2006, equal to or greater than 10% (cf. § 17.4 infra).

5 Including 110,000 subscription options allocated to the chairman and chief executive officer.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 26

Adjustment of stock option plans following the capital increase recorded on July 10, 2007

As a result of the capital increase on July 10, 2007 (cf. chapter 12, § 12.2 supra), and in order to protect the rights of the holders of options to subscribe or purchase shares, an adjustment of the exercise ratio of such options was applied pursuant to article L. 225-181 3° of the commercial Code according to the terms and conditions set forth below. The adjustment was implemented so as to equalize, to the nearest hundredth of a share (0.005 being rounded up to the higher fraction, or 0.01), the value of the shares that will be issued and the value of the shares that would have been obtained prior to the capital increase.

The adjustment of the bases for the exercise of the rights attached to these options was implemented taking into account the relation between, on the one hand, the value of the preferential subscription right and, on the other hand, the value of the share following the removal of this right, as they result based on the average of the opening share prices during all of the trading sessions included in the subscription period for the capital increase. Moreover, the number of shares subject to an option was adjusted, so that the total of the subscription or purchase prices will remain constant; this adjusted number will be rounded upwards, such rounding up being implemented per allocation and per holder.

These adjustments are applicable as of July 11, 2007, the date as of which the suspension of the ability to exercise the options in the context of the capital increase ended.

The following table outlines the share subscription and purchase plans:

	Subscription Options	Subscription Options	Subscription Options	Subscription Options	Subscription Options	Subscription Options	Purchase Options
	2007 Plan N° 7	2006 Plan N° 6	2004 Plan N° 5	2003 Plan N° 4	2002 Plan N° 3	2001 Plan N° 2	2000 Plan N° 1
Date of shareholders’ meeting	May 11, 2006	May 12, 2005	May 12, 2004	April 25, 2002	June 21, 2000	June 21, 2000	June 21, 2000
Date of management board meeting or board of directors meeting	July 17, 2007	March 28, 2006	December 24, 2004	March 24, 2003	January 28, 2002	February 8, 2001	June 23, 2000
Total number of options originally awarded	2,499,000	4,044,900	3,341,600	5,192,635	4,413,000	3,462,000	780,000
Total number of shares originally granted	2,499,000	4,044,900	3,341,600	5,192,635	4,413,000	3,462,000	780,000
Total number of shares after legal adjustments	2,499,000	4,110,406*	3,392,012*	5,164,390*	4,657,903*	3,578,039*	735,635*
Number of directors receiving awards	6	7	7	6	5	6	29
Number of employees receiving awards	553	1,378	1,087	1,740	1,400	1,500	30
Number of options remaining to be exercised at September 1, 2007	2,499,000	4,030,091**	3,323,648**	2,348,557**	2,322,809**	1,756,883**	156,924**/****
Beginning date for exercise	July 18, 2011	March 29, 2010	December 25, 2007	March 25, 2006	January 29, 2005	February 9, 2004	June 24, 2003
Expiration date	July 17, 2015	March 28, 2014	December 24, 2012	March 24, 2011	January 28, 2010	February 8, 2009	June 23, 2008
Exercise price	€ 57.05	€ 44.03***	€ 24.32***	€ 22.14***	€ 36.65***	€ 40.59***	€ 31.41***
Options exercised	0	1,300	7,384	2,379,555	1,954,893	1,599,327	362,883

*
Number of shares after subtraction of exercised options, adjusted to take into account transactions affecting the Company’s share capital (issuance of stock warrants on December 17, 2001 and share capital increase with preferential subscription rights finalized on August 2, 2002 and July 10, 2007).

**
Number of options after subtraction of exercised options and, if the need arises, options cancelled to take into account the departure of beneficiaries and adjustments resulting from changes in their status.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 27

***
Adjusted exercise prices to take into account transactions affecting the Company’s share capital (issuance of stock warrants on December 17, 2001 and share capital increase with preferential subscription rights finalized on August 2, 2002 and July 10, 2007).

****	Number of options after calculation of the “outperform” criteria set forth in the annex to the 2000 plan.

With respect to the potential dilution related to the share subscription options and free shares, see chapter 21, § 21.1.5 infra.

17.4 Award of free shares

Pursuant to the thirteenth resolution adopted by the general shareholders’ meeting on May 10, 2007 (award of existing or newly issued shares for no consideration representing up to 0.5% of the Company’s share capital), the Board of Directors decided on July 17, 2007, upon the proposal of the nominations and compensation committee, to implement a free share award plan and to allocate a global amount of 350,000 shares representing 0.07% of the Company’s share capital at the date of the decision.

Based on the terms of the Board of Directors’ decision, the shares were awarded to 2,400 beneficiaries from category 3 (cf. 17.3.3 supra) in 18 countries including France. This category incorporates executive and non-executive employees with at least 3 years’ seniority and outstanding individual or collective performances relative to their specific targets.

The acquisition period varies depending on the applicable tax regime. In general, the acquisition period is set at 2 years for French residents (July 18, 2009), following a holding period of 2 years (July 18, 2011), while foreign residents are subject to an acquisition period of 4 years (July 18, 2011) with no subsequent holding period.

Free shares awarded to category 3 beneficiaries are subject to the following performance terms: they will be permanently acquired in the event of an increase of net earnings per share at December 31, 2008 in comparison to that at December 31, 2006, equal to or greater than 10%.

With respect to the potential dilution related to the share subscription options and free shares, see chapter 21, § 21.1.5 infra.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 28

18. PRINCIPAL SHAREHOLDERS

18.1 Shareholders of Veolia Environnement as of July 31, 2007

The table below shows the number of shares and percentage of share capital and corresponding voting rights held by the shareholders known to Veolia Environnement at July 31, 2007. To the best of the Company’s knowledge, no shareholder other than those listed below directly or indirectly held approximately 4% or more of the Company’s shares or voting rights as of the date of this update and the Company has not received any declarations of the crossing of thresholds by shareholders other than those mentioned under the table below.

Shareholders at July 31, 2007	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights
Caisse des Dépôts et Consignations (1)	46,931,314	10.04	46,931,314	10.38
Capital Research and Management Company (2)	39,867,687	8.53	39,867,687	8.81
Groupe Groupama (3)	26,309,810	5.63	26,309,810	5.82
EDF (4)	18,287,428	3.91	18,287,428	4.04
Veolia Environnement (5)	15,143,549	3.24	0	0
Public and other investors	320,929,572	68.65	320,929,572	70.95
Total	467,469,360	100.00	452,325,811	100.00

(1)
According to the declaration of the Caisse des Dépôts et Consignations to the Company. To the Company’s knowledge, the most recent declarations of the crossing of thresholds and intentions of the Caisse des Dépôts et Consignations occurred on December 19, 2006 (Décision et Information AMF n°206C2344 dated December 22, 2006). The Caisse des Dépôts et Consignations declared that it was acting alone and that it may purchase additional shares based on market conditions, but that it did not intend to take control over the Company.

(2)
Capital Research and Management Company (“Capital Research”) is a management company acting on behalf of its clients (U.S. mutual funds). Based on the Company’s shareholder analysis prepared on July 31, 2007 using the figures provided by Euroclear. To the Company’s knowledge, Capital Research’s most recent filing with the AMF occurred on January 9, 2007 (Décision et Information AMF n°207C0072, dated January 10, 2007).

(3)
According to Groupama’s declaration to the Company. To the Company’s knowledge, Groupe Groupama’s most recent filing with the AMF occurred on December 30, 2004 (Décision et Information AMF n°205C0030 dated January 7, 2005).

(4)
According to the declaration of EDF to the Company. To the Company’s knowledge, EDF’s most recent filing with the AMF occurred on December 30, 2002 (Euronext avis n°2002-4424 dated December 31, 2002). EDF declared that it held 16,155,492 shares as of that date. EDF further declared that, in accordance with the terms of the amendment of November 24, 2002 to the agreement dated June 24, 2002 (described in paragraph 3.3.2 of the 2004 reference document of the Company) that it would hold the shares as a financial investment and that it did not seek to influence the Company’s management, and that it would exercise its voting rights with the sole aim of enhancing the value of its investment.

(5)	As set forth in the Company’s monthly filing with the AMF of transactions it has effected with respect to its own shares, filed with the AMF on August 2, 2007.

The voting rights that are attached to the shares is proportional to the portion of the share capital that they represent. Each share gives the right to one vote. There are no double voting rights.

To the best of the Company’s knowledge, there are no commitments linking one or more other shareholders of the Company and there are no clauses of shareholder agreements or other agreements to which the Company is a party that are likely to have a significant impact on the share price or a shareholder agreement or other agreement of this nature to which one of its significant listed subsidiaries is a party other than the one concluded with EDF mentioned in the 2006 reference document, in chapter 22 and in chapter 20, §20.1, notes 41 and 43 of the consolidated financial statements.

No third party exercises control over Veolia Environnement and to the best of the Company’s knowledge, there are no agreements the implementation of which might, at a later date, result in a change of control of the Company.

18.2 Evolution in the ownership of share capital

• From the time of the Company’s formation until March 31, 1999, SNEGE, a wholly-owned subsidiary of Vivendi Universal, owned 99.99% of its share capital. Between April 1 and April 9, 1999, Vivendi Universal acquired 100% of the Company’s share capital at its nominal value.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 29

• In July 2000, the Company’s shares began trading on the Premier Marché of Euronext Paris, which became the Eurolist of Euronext on February 21, 2005, which reduced Vivendi Universal’s equity participation in the Company from 100% to 72.3%.

• In December 2001, Vivendi Universal sold over-the-counter a block of the Company’s shares representing 9.3% of the Company’s total share capital, reducing its ownership in the Company to 63%.

• In July 2002, the Company conducted a share capital increase with preferential subscription rights. This capital increase was recorded on August 2, 2002. Pursuant to the terms of an agreement dated June 24, 2002, several financial investors including Caisse des Dépôts et Consignations, Groupama, BNP Paribas, AGF, Société Générale, Dexia, Caisses d’Epargne, Crédit Lyonnais and Natexis Banques Populaires (the “Group of Declared Investors” or “GID 1”), acquired and exercised the preferential subscription rights granted to Vivendi Universal and subscribed for the remainder of shares not subscribed by the public. Following the transaction, the GID 1 held 9.4% of the Company’s share capital.

• On November 24, 2002, Vivendi Universal, the Company, the GID 1 and a group of new investors including EDF, Caisse des Dépôts et Consignations, Groupama SA, AXA, Compagnie d’Investissement de Paris SAS, Eurazeo, Aurélec, Dexia Crédit Local, Caisse Nationale des Caisses d’Epargne, Assurances Générales de France Holding, CNP-Assurances, Crédit Agricole Indosuez (Suisse) SA (for its own account and the account of a client), CIC, Generali, Crédit Lyonnais, Médéric Prévoyance and Wasserstein Family Trust LLC (the “New Investors”), signed an addendum to the June 24, 2002 agreement6 pursuant to which Vivendi Universal sold to the New Investors and to the Company a total of 82,486,072 of the Company’s shares (of which 3,624,844 were sold to the Company, representing approximately 0.9% of its share capital at the time of sale) on December 24, 2002. The Company and the New Investors also received, for each share purchased, a call option that was exercisable at any time between December 24, 2002 inclusive and December 23, 2004 inclusive, entitling the holder thereof to purchase one of the Company’s shares at a price of €26.50 per share. On the date that these call options expired, i.e. December 23, 2004, none had been exercised.

• On December 31, 2002, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been initiated on June 27, 2002. The shares were subscribed for by the FCPE SEQUOIA acting as intermediary on behalf of beneficiaries. Following this transaction, 1,183,158 new shares (nominal value 13.5 euros per share) were subscribed for at a price of 26.5 euros per share, causing share capital to increase by 15,972,633 euros and representing approximately 1.28% of the Company’s existing share capital.

• On December 6, 2004, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been approved by the Board of Directors on September 16, 2004. The shares were subscribed for by several employee investment funds acting as intermediary on behalf of beneficiaries. Following this transaction, 1,351,468 new shares (nominal value 5 euros per share) were subscribed for at a price of 18.71 euros per share, causing share capital to increase by 6,757,340 euros and representing approximately 0.33% of the Company’s existing share capital.

• On December 8 and December 9, 2004, Vivendi Universal reduced its shareholding in Veolia Environnement by a total of 15% of share capital, reducing its interest from 20.36% of share capital to only 5.3%. Vivendi Universal reduced its holdings through (i) a private placement to investors involving 10% of share capital, (ii) a sale to Société Générale involving 3% of share capital, and (iii) a sale to Veolia Environnement involving 2% of share capital, which closed on December 29, 2004.

• On December 6, 2005, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been approved by the Board of Directors on September 15, 2005. The shares were subscribed for by several employee investment funds acting as intermediary on behalf of beneficiaries. Following this transaction, 1,281,928 new shares (nominal value 5 euros per share) were subscribed for at a price of 28.11 euros per share, causing share capital to increase by 6,409,640 euros and representing approximately 0.3% of the Company’s share capital at such date.

• On July 6, 2006, Vivendi (formerly Vivendi Universal) announced the completion of the sale of 5.3% of Veolia Environnement’s capital, representing a total of 21,523,527 shares, under an accelerated book building procedure. Following this transaction, Vivendi no longer holds any shares in the Company7.

• On December 15, 2006, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been approved by the Board of Directors on September 14, 2006. The shares were subscribed for by several employee investment funds acting as intermediary on behalf of beneficiaries. Following the transaction, 1,931,340 new shares (nominal value 5 euros) were subscribed for at a price of €37.52 each, causing share capital to increase by €9,656,700, representing approximately 0.47% of the Company’s share capital at such date.

• On July 10, 2007, the Company recorded the completion of a share capital increase with preferential subscription rights approved by the Board of Directors on June 10, 2007. Following this transaction, 51,941,040 new shares were issued with a par value of €5, resulting in an increase of the Company’s capital by the nominal amount of €259,705,200. The gross amount of the capital increase amounted to €2,581,469,688, including the issuance premium.

[6]	Clauses published by the Conseil des marchés financiers on January 27, 2003 under n° 203C0104.
[7]
Following the transfer, Vivendi declared, on July 11, 2006, that it held less than 5% of capital and voting rights of Veolia Environnement and that it no longer held any securitites in the Company (Décision et Information AMF n°206C1511 of July 24, 2006).

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 30

20. FINANCIAL INFORMATION CONCERNING THE ASSETS, FINANCIAL CONDITION AND RESULTS OF THE ISSUER

20.1 Consolidated Financial Statements

Note 51 to the consolidated financial statements relating to supplemental disclosure in conformity with United States generally accepted accounting principles (U.S. GAAP) and the rules of the Securities and Exchange Commission applicable to Veolia Environnement as a non-U.S. company listed in the United States, is hereby added to chapter 20, paragraph 20.1 of the reference document.
Note 51 Supplemental disclosures

The following information has been prepared to present U.S. Generally Accepted Accounting Principles (U.S. GAAP) supplemental disclosures required under and US Securities and Exchange Commission (SEC) regulations applicable to the Group as a SEC foreign registrant.

In accordance with European Parliament and Council Regulation (EC) No.1606/2002 of July 19, 2002 and Commission Regulation (EC) No.1725/2003 of September 29, 2003, the Veolia Environnement consolidated financial statements are, since the year ended December 31, 2005, presented in accordance with International Financial Reporting Standards (IFRS), as published by the International Accounting Standards Board (IASB) and adopted by the European Union.

However, concession contracts are accounted for in the 2006 consolidated financial statements in accordance with IFRIC Interpretation 12, Service Concession Arrangements, published in November 2006. This interpretation, which is pending adoption by the European Union following a favorable vote of the EFRAG in March 2007, is applicable to accounting periods commencing on or after January 1, 2008. Veolia Environnement has elected for early adoption of this interpretation and the change in accounting method has been applied retrospectively in accordance with IAS 8 on Changes in accounting method.

As such, the Veolia Environnement comparative consolidated financial statements for the year ended December 31, 2005 and 2004 have been adjusted accordingly for the retrospective adoption of IFRIC 12 in the comparative consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 presented.

Further, following comments made by the SEC Staff, some disclosure regarding 2004 changes in goodwill and other long-lived intangible and tangible assets have been included and the presentation of discontinued operations on the face of the 2004 consolidated income statement has been adjusted to reflect the equity of minority interests in discontinued operations as an allocation of net income to minority interests (rather than presenting discontinuing operations net of related minority interests).

IFRS as published by the IASB and IFRS as adopted by the EU differ in certain respects from USGAAP.

51.1  Summary of significant differences between US GAAP and IFRS

The principal differences between IFRS and U.S. GAAP as they relate to the Group are discussed in further detail below.

Goodwill, net:

When adopting IFRS, in accordance with the provisions of IFRS 1, the Company elected not to reopen historical business combinations. Because the accounting for business combinations under French GAAP prior to the date of transition was similar to what the accounting would have been had we restated these business combinations to apply IFRS 3, the Company therefore considers that restatement of historical business combinations would not have had a material impact on its consolidated financial statements.

Businesses sold by Vivendi Universal

Upon forming the Group in 1999, Vivendi Universal sold some subsidiaries and affiliates to the Group. According to previous GAAP, these transactions were at market value which, in some cases, resulted in the creation of additional goodwill. In accordance with provision of IFRS 1, the Group has elected not to restate business combinations prior to January 1, 2004. There is no guidance under IFRS for accounting for common control transactions. Had we applied IFRS 3 to Vivendi Universal, we would still have accounted for the transaction at fair value, as we had under French GAAP. Had we not applied fair value, we would have accounted for the transaction at the historical cost basis, similar to the accounting under US GAAP.

Under U.S. GAAP, transfers of assets among entities under common control, including transfers of operating subsidiaries, are recorded at the predecessor’s historical cost basis.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 31

Amortization of goodwill

Since January 1, 2004, in accordance with IFRS 3, the Group no longer amortizes goodwill.

Under US GAAP, goodwill is no longer amortized since January 1, 2002. This timing difference resulted in differences in book value of goodwill.

Impairment of goodwill

As required under both IFRS and US GAAP, the Group reviews the carrying value of the long-lived assets, including goodwill and other intangibles assets with indefinite life at least annually. Under IFRS, goodwill and other intangible assets with indefinite life are tested for impairment as part of a cash generating unit or a group of cash generating units, which, considering the Group’s organization, are our operating units.

Veolia Environnement is organized on the basis of operating units, mainly organized around a dual analysis through geographical zones and reporting segment. The group considers that these operating units also coincide with the reporting unit definition as set forth in FAS142:

• the operating unit is one level below an operating segment (water, waste, energy, transportation)

• each operating unit has its own chief operating officer

• at the level of each operating unit, there are similar contractual arrangements and operating methods with public authorities which are the main clients

• the operating unit constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of the operating unit.

As a result, there is no difference between our IFRS cash generating units to which goodwill have been allocated and US GAAP reporting units. However differences might result on goodwill impairment from the two step process under FAS 142 that differ from the IAS 36 approach.

Under IAS 36, goodwill is written off to the extent the carrying value of the cash generating unit exceeds its recoverable amount (the recoverable amount being defined as the higher of fair value less costs to sale and value in use, ie the present value of future cash flows expected to be derived from an asset or cash generating unit).

Under FAS 142, if the fair value of the reporting unit is lower than its carrying value, an impairment of good will is recognized and measured as the difference between the carrying value of goodwill allocated to the reporting unit and its implied fair value. Implied fair value of goodwill is measured as the amount of goodwill that would arise from the allocation of the fair value of the reporting unit to its identifiable assets and liabilities in a manner similar to a purchase accounting at the time of the impairment test.

Effect of disposal on goodwill, net

The differences presented above may lead to adjustments when some assets are disposed of.

Net investment in a foreign entity

As permitted by IFRS 1, the Group has elected to reverse as at January 1, 2004 the accumulated foreign Currency Translation Adjustment (CTA) on foreign investments, including the fair value net of tax of the hedging instruments classified in net investment hedge, against retained earnings, as part of retained earnings. Consequently, the gain or loss on subsequent disposal excludes CTA that arose before the date of transition to IFRS.

Under US GAAP, such exemption does not apply and the reclassification made under IFRS 1 has been reversed to maintain historical amounts and would subsequently impact the gain or loss recognized when such investments in a foreign entity are disposed of.

Tangible assets, components

Under IFRS, each part of a tangible asset with a cost that is significant in relation to the total cost of the item shall be depreciated separately. Every component identified is depreciated according to its own useful life.

Under US GAAP, part or components of tangible assets are not depreciated separately but over the life of the assets. Subsequent costs identified as a component of a main asset are expensed.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 32

Provisions

Provisions for Contractual Commitments

As part of its obligations under public services contracts, the Group assumes responsibility for the maintenance and repair of installations of the publicly-owned utility networks it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recognized.

Under US GAAP, the commitments are analyzed according to FAS5. The Company has anticipated the conclusions of FSP No. AUG-AIR-1 and does not accrue in advance for maintenance, repair and renewal expenses.

Onerous Contracts

Under IFRS, provisions are recognized on onerous executory contracts for the best estimate of the unavoidable losses, in accordance with IAS 37.

Under US GAAP, provisions for loss making executory contracts are not recognized and losses are recorded as incurred.

Assets retirement obligations

Under IFRS, reserves for site restoration are remeasured at each closing date by discounting the expected retirement costs at the rate in effect at the balance sheet date.

Under US GAAP and according to SFAS 143, these obligations are discounted at the rate in effect when the liability was initially recognized.

IFRIC4 / EITF 01-08 analysis

Under IFRS, the Group elected to early apply IFRIC 4 “Determining whether an arrangement contains a lease” on January 1, 2004. Certain industrial contracts and co-generation contracts have been considered as containing a lease that is accounted for as a financial lease in accordance with IAS 17. Consistent with IFRIC 4 the determination and the accounting of the financial asset as of January 1, 2004 has been made retrospectively.
Under US GAAP, Emerging Issues Task Force (EITF) 01-08 “Determining Whether an Arrangement Contains a Lease”, is effective prospectively for contracts entered into or significantly modified after January 1, 2004.

IFRIC12 analysis

IFRIC 12 on the accounting treatment of service concession contracts has been early adopted by the Group in the 2006 consolidated financial statements.

A substantial portion of the Group’s assets are operated under concession or affermage contract granted by public sector authorities (“grantors”) and/or by concession companies purchased by the Group following full or partial privatization. The characteristics of these contracts vary significantly depending on the country and activity concerned.

These contracts generally relate to a service that could be qualified as of ‘general interest’ (i.e., service to the public such as wastewater treatment, waste, heating networks, or passenger transport). The contracts are operated under a strict regulatory environment that regulates the type of services to be provided, performance standards, arrangements for capital investments, prices practiced or mechanisms for adjusting tariffs. The infrastructure necessary to operate the service remains under the control of the grantor who grants use to its operator during the contract period. Finally, whenever the contract includes the initial construction of infrastructure, the infrastructure must be returned or reverted to the grantor at the end of the contract.

Pursuant to IFRIC 12, such infrastructures (and more generally all infrastructures in the scope of IFRIC 12) are not recognized as assets of the operator as property, plant and equipment but either as financial assets (“financial asset model”) and/or as intangible assets (“intangible asset model”) depending on the consideration given by the grantor to the operator (ie as financial asset to the extent the operator has an unconditional right to receive cash from or at the direction of the grantor and otherwise as an intangible asset). In addition, over the construction phase, revenue is recognised, regardless of the nature of the consideration received or receivable from the grantor.

Under US GAAP, such infrastructures continue to be recognized as PPE similar to leasehold improvement. Revenue is recognized when service is delivered along with operating the infrastructure.

Financial Instruments

Under IFRS, the option to convert the convertible bond into ordinary shares is initially classified separately as an equity instrument. The Group first determines the carrying amount of the liability component of the convertible bonds by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity instrument is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The financial debt is accounted for at amortized cost.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 33

Under US GAAP, the convertible bond is classified as financial debt for the entire amount.

Share-based payments

Under IFRS, the fair value of plans at grant date is recorded as an expense against equity at the date the employee or the counter-party renders service. According to IFRS2, only grants of shares and share options that were granted after 7 November 2002 and for which rights were not vested at 1 January 2005 are evaluated in personal costs.

Under US GAAP, the Group has elected the modified-prospective-transition method when adopting SFAS 123 (R) from January 1, 2006. Under this method, plans granted prior to, but not vested, on January 1, 2006 are recognized in the 2005 and 2004 comparative financial statements using the intrinsic value method in accordance with Accounting Principle Board opinion No. 25, Accounting for stock issued to employees and Financial Accounting Standards Board (FASB) Interpretation No 44 and the related compensation expense based on the fair value of the plans at their grant date in accordance with FAS 123 is disclosed in the notes together with the related pro forma net income. APB 25 defined plans relating to the grant or sale of common shares to employees as compensatory if such plans are not open to substantially all employees or do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a plan is deemed to be compensatory, Accounting Principles Board (APB) Opinion No. 25 requires the compensation arising from such plans be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans compensation is the difference between the exercise price of the stock option and the market value of the corresponding shares at the grant date. For compensatory stock option plans, compensation is recognized in the period for which the relative service is performed.

As mentioned, the modified-prospective-transition method has not been early applied: For plans that were granted or that vested from January 1, 2006, the Group has adopted SFAS123 (R) that requires all share-based payments to employees to be recognized as compensation expense and be measured at the fair value of the award on the date of grant.

Pension Plans

Under IFRS, the Group has decided to apply IAS19 (revised) as of January 1, 2005 and, thus, actuarial profits and losses are recorded immediately through equity and there is no minimum liability requirement.

The Group has adopted FAS158 that is applicable to all post-employement benefit plans, including pensions, retirement indemnities, retiree medical care and other post-employment benefit plans such as payments towards water or electricity bills for retirees. It modifies the accounting for post-employment benefits from FAS87 and 106 from December 31, 2006 (without retrospective application).

Under US GAAP, for periods prior to transition to FAS 158 on December 31, 2006:

-
unrecognized actuarial gains and losses were amortized as a component of net pension cost of the year if, as of the beginning of the year that unrecognized net gain or loss exceeded 10% of the greater of the projected benefit obligation on the fair value of the plan assets.

-
if the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of any accrued or prepaid pension cost reported, the employer shall recognize in the statement of financial position a liability that is at least equal to the unfunded accumulated benefit obligation. If an additional minimum liability is recognized an equal amount shall be recognized as an intangible asset, provided that the asset shall not exceed the amount of unrecognized prior service cost. If an additional liability required to be recognized exceeds unrecognized prior service cost, the excess shall be reported as a reduction of equity.

From December 31, 2006, FAS158 requires that an entity:

a)	recognizes the funded status of benefit plan, defined as the difference between the fair value of the plan assets and the projected benefit obligation, in its balance sheet;

b)	recognize actuarial gains and losses in the period in which they occur through shareholders’ equity (other comprehensive income);

c)	recognize prior service costs in the period in which they occur through shareholders’ equity (other comprehensive income);

d)	measure defined benefit obligations and assets at the balance sheet date (option already applied by the Group); and

e)	in addition, the notion of the minimum liability adjustment (MLA) no longer applies in US GAAP and consequently all existing MLA adjustments should be reversed.

Prospectively, under US GAAP those items recognized through shareholders’ equity are subsequently recognized as a component of net periodic benefit costs by debiting other comprehensive income, while under IFRS the initial recognition through equity does not affect subsequent income. Therefore, for US GAAP purposes, the Group will continue to apply the ’corridor’ to amortize actuarial gains and losses. Similarly any prior service costs should be recognized through shareholders’ equity and then amortized.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 34

Income tax

In 2004, the adjustments of net income to conform US GAAP were mainly linked to the tax effect of the foreign currency gain deemed to be realized in connection with the disposal of US Filter. For 2004 and 2005 the tax effects also resulted from different US risk assessments. In 2006 as a result of restructuring of US tax Group tax risks reserved under US GAAP were reversed.

PRINCIPAL PRESENTATION DIFFERENCES BETWEEN IFRS AND U.S. GAAP RELATING TO THE GROUP

Use of the Proportionate Consolidation Method

Under IFRS, the Group has decided to retain the proportionate consolidation method, in accordance with IAS 31. This method is used for investments in jointly controlled companies, where the Group and other shareholders have agreed to exercise joint control through a mutual agreement between the partners. Under the proportionate consolidation method, the Group recognizes assets, liabilities, equity, revenues and expenses of subsidiaries to the extent of its interest in the Group ownership.

Under U.S. GAAP, when the Group does not exercise control over a subsidiary, but shares joint control over the entity, the Group uses the equity method to account for its investment. Summarized financial information for those investments accounted for under the proportionate consolidation method is included in note 39.

This difference in accounting policy has no effect on either net income or shareholders’ equity.

Commitments to purchase minority interests

Under IFRS, commitments granted by the Group to shareholders of certain of its fully consolidated subsidiaries to purchase their minority interest are reported, in accordance with IAS 32, as a financial liability at the present value of the purchase consideration. In the absence of guidance provided by IFRS 3 on business combination, the Group records the difference arising on initial recognition of these options, between the carrying amount of the minority interests and the present value of the purchase consideration through goodwill.

Under US GAAP, commitments to purchase minority interests are not recorded as a liability except if their fair market value is negative. In this case, any potential losses are recorded through income and classified as financial liabilities in the statement of financial position under US GAAP

This difference in accounting policy has no effect on either net income or shareholders’ equity but has a presentation effect on short term and long term financial liabilities and goodwill.

Income taxes

Under IFRS, the Group recognizes deferred tax assets on net operating loss carry forward or on temporary differences only when it is probable that the recovery of the related deferred tax asset will be realized.

Under U.S. GAAP, deferred tax assets are recognized for deductible temporary differences and net operating loss carried forward and are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized in a reasonable period of time.

This difference in accounting policy has no effect on either net income or shareholders’ equity but has a presentation effect on gross, net deferred tax assets.

51.2 New accounting standards in the United States effective in 2007 or after

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Instruments - an Amendment to FASB Statements No. 133 and 140”. SFAS 155 permits fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. Subsequent changes in the fair value of the instrument would be recognised in earnings. Among other things, the statement also establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. The statement is effective for all financial instruments acquired or issued after September 15, 2006. The Group has no such hybrid instruments, accordingly the adoption of SFAS 155 will not have an impact on its financial instruments.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets - an amendment of SFAS No. 140”. SFAS 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value if practicable and permits an entity to choose between the amortization method or the fair value measurement method for the subsequent measurement of each class of separately recognized servicing assets and liabilities. The Group is currently evaluating the potential impact, if any, that the adoption of SFAS 156 will have on the consolidated financial position or results of operations. SFAS 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 35

In April 2006, the FASB issued FASB Staff Position FSP FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)”. FSP FIN 46(R)-6 addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46 (R). FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which the Group first becomes involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. The Group is currently assessing the impact of adopting FSP FIN 46(R).

On July 2006, the FASB issued FIN No. 48 which is effective for fiscal years beginning after December 15, 2006, and should be applied to all tax positions upon initial adoption. FIN No. 48 clarifies the accounting for income taxes by prescribing a “more-likely-than-not” recognition threshold a tax position is required to meet before being recognized in the financial statements. Once the recognition threshold has been met, FIN No. 48 requires to recognize the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. The Interpretation also requires making additional disclosures about uncertainties in Company’s income tax positions. The Group is currently assessing the impact of adopting this standard.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements, except those related to share based payments or when the accounting pronouncement includes practicability exceptions to fair value measurement. SFAS 157 is effective for all financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Group is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits entities to choose to measure certain financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without applying hedge accounting provisions. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Group is currently assessing the impact of adopting this standard.

In September 2006, the FASB issued Staff Position (FSP) AUG AIR-1 “Accounting for Planned Major Maintenance Activities”. The FASB Staff Position eliminates the accrue-in-advance method of accounting for planned major maintenance activities. The Group is currently assessing the impact of adopting the FSP and does not expect it may have a significant impact.

In June 2006, the FASB ratified the consensus reached under EITF Issue No 06-03 “How Taxes Collected from Customers and Remitted to Governmental Authorities should be presented in the Income Statement (That is Gross versus Net Presentation)”. This consensus does not affect the presentation of the Group’s income statement, in which Revenue are shown net of collected taxes within the scope of the consensus.

51.3 Reconciliation of shareholders’ equity and net income to U.S. GAAP

The following is a summary reconciliation of shareholders’ equity as reported in the consolidated balance sheet to shareholders’ equity as adjusted for the effects of the application of U.S. GAAP for the years ended December 31, 2006, 2005 and 2004, and net income as reported in the consolidated statement of income to net income as adjusted for the effects of the application of U.S. GAAP for the years ended December 31, 2006, 2005 and 2004 (in millions of euros).

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 36

	2006	2005	2004
		adjusted	adjusted
Shareholders’ equity attributable to equity holders of the parent	4,360.8	3,790.2	3,211.2
Adjustments to conform to U.S. GAAP:
Goodwill, net	(979.6)	(1,004.3)	(1,020.2)
Tangible assets components	(252.0)	(200.8)	(158.5)
Tangible assets amortization	(3.6)	4.4	(0.5)
Provision	193.2	182.2	199.2
Assets retirement obligations	11.8	16.1	15.2
IFRIC 4 / EITF 1.08 analysis	(109.7)	(75.9)	(45.8)
IFRIC 12 analysis	(81.9)	(44.0)	(43.1)
Shares classification (Trading/Available For Sale)
Other financial instruments	1.2	1.7	11.0
Pensions plans and stock options	(37.5)	295.8	149.7
Others	(37.2)	(43.3)	(50.9)
Tax effect of above adjustments and income tax reserve	112.1	(89.2)	(11.8)
U.S. GAAP Shareholders’ Equity	3,177.8	2,832.9	2,255.5

	2006	2005	2004
		adjusted	adjusted
Net income/(loss) attributable to equity holders of the parent as reported in the consolidated statements of income	758.7	622.2	389.8
Adjustments to conform to U.S. GAAP:
Effect of disposal of business on goodwill, net of amortization	19.9	30.6	30.1
Effect of disposal of business on intangible assets			94.6
Cumulative Translation Adjustment included in gain/loss on disposal of business			(47.4)
Tangible assets components	(45.1)	(38.2)	(18.9)
Tangible assets amortization	(1.7)	(4.9)	(16.8)
Provision	(6.0)	5.3	3.6
Assets retirement obligations	(3.6)		16.6
IFRIC 4 / EITF 1.08 analysis	(21.8)	(10.1)	6.8
IFRIC 12 analysis	(14.5)	(1.0)	0.3
Shares classification (Trading/Available For Sale)			(21.8)
Other financial instruments	(2.3)	(7.5)	(21.9)
Pensions plans and stock options	(34.1)	6.2	7.5
Others	(23.3)	3.4	(20.0)
Tax effect of above adjustments and income tax reserve	105.9	(50.2)	(257.3)
U.S. GAAP Net Income attributable to equity holders of the parent	732.1	555.7	145.2

In 2004 goodwill impairment and effect of disposal on intangible assets relate to the disposition of our interest in USFilter. It generated a positive impact between US GAAP and IFRS.

Tax effects in reconciliation :

	2006	2005	2004
Theorical tax (34.43%)	45.6	5.6	(4.4)
US tax risk	43.0	(21.0)	(40.5)
Effects of USFilter and FCC disposals (*)	-	-	(154.8)
Review of tax position of specific assets		(29.0)	(30.8)
Depreciated deferred tax asset on US GAAP adjustment	20.7
Permanent differences	(1.1)
Others	(2.3)	(5.8)	(26.8)
Tax effect of above adjustments	105.9	(50.2)	(257.3)

(*) Tax on translation gains in France and no taxation on FCC disposal.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 37

Basic and Diluted Earnings Per Share

For U.S. GAAP purposes, basic earnings per share are computed in the same manner as basic earnings per share under IFRS, i.e., by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercised or converted. Net income attributable to equity holders of the parent represents the earnings of the Group after minority interests. Income from continuing operations represents Net Income before net income of discontinued operations attributable to equity holders of the parent. The computation of diluted earnings per share is as follows (except earnings per share, in millions of euros or millions of shares):

	At December 31,
	2006	2005	2004
		adjusted	adjusted
Net income U.S. GAAP attributable to equity holders of the parent	732.1	555.7	145.2
Net income of discontinued operations	2.7	-0.7	236.9
Income from continuing operations	734.8	555.0	382.1
Weighted average number of shares
Outstanding-basic	393.8	390.4	396.2
Dilutive effect of:
Shares issuable on exercise of dilutive options	3.8	2.0	0.1
Weighted average number of shares
Outstanding-diluted	397.6	392.4	396.3
Earnings per share from Net Income:
Basic	1.86	1.42	0.37
Diluted	1.84	1.42	0.37
Earnings per share from Income from Continuing Operations:
Basic	1.87	1.42	0.97
Diluted	1.85	1.41	0.97

51.4 Comprehensive income

The concept of comprehensive income does not exist under IFRS. In U.S. GAAP, SFAS 130 “Reporting comprehensive income” and concept statement 6 define comprehensive income. It mainly includes, net of tax impact (in millions of euros):

• net income,

• minimum pension liability adjustments (MLA),

• unrealized gains and losses on investment securities classified as “available for sale” and on derivatives classified as cash flow hedge,

• foreign currency translation adjustments.

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 38

	Compre- hensive Income	Accumulated foreign translation	Accumulated unrealized gains (losses) on equity securities and hedging instruments	Minimum liability adjustments	Other	Accumulated other comprehensive income
Adjusted net income 2004 (U.S. GAAP)	145.2
Other comprehensive income 2004, net of tax (U.S. GAAP):	81.6
Including :
foreign currency translation adjustments	112.5	112.5				112.5
gain arising during the period on equity securities	5.8		5.8			5.8
unrealized losses on hedging derivatives	(36.7)		(36.7)			(36.7)
deferred income taxes	(3.0)		(2.1)	(0.9)		(3.0)
MLA	3.0			3.0		3.0
Comprehensive income for the year ended December 31, 2004 (U.S. GAAP)	226.8	(617.1)	(93.2)	(1.5)		(711.8)
Adjusted net income 2005 (U.S. GAAP)	555.7
Other comprehensive income 2005, net of tax (U.S. GAAP):	245.3
Including :
foreign currency translation adjustments	263.8	263.8				263.8
loss arising during the period on equity securities	(2.0)		(2.0)			(2.0)
unrealized gain on hedging derivatives	29.6		29.6			29.6
deferred income taxes	11.3		4.6	6.7		11.3
MLA	(57.4)			(57.4)		(57.4)
Comprehensive income for the year ended December 31, 2005 (U.S. GAAP)	801.0	(353.3)	(61.0)	(52.2)		(466.5)
Net income 2006 (U.S. GAAP)	732.1
Other comprehensive income 2006, net of tax (U.S. GAAP):	(249.8)
Including :
foreign currency translation adjustments	(96.8)	(96.8)				(96.8)
loss arising during the period on equity securities	(4.5)		(4.5)			(4.5)
unrealized gain on hedging derivatives	58.8		58.8			58.8
deferred income taxes	(12.4)		(18.5)	6.1		(12.4)
MLA	(17.9)			(17.9)		(17.9)
Adjustment to initially apply SFAS 158, net of tax				64.0	(241.0)	(177.0)
Comprehensive income for the year ended December 31, 2006 (U.S. GAAP)	659.3	(450.1)	(25.2)	0.0	(241.0)	(716.3)

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 39

51.5 Change in Shareholder’s Equity

January 1, 2004	2,378
Net U.S. GAAP income 2004	145
CTA	113
Dividend and net income appropriation	(218)
Capital increase	25
Stock based compensation	-
Change in treasury shares	(160)
Change in fair value of derivative	(37)
MLA	(3)
Other	13
December 31, 2004 (adjusted)	2,256
Net U.S. GAAP income 2005	556
CTA	264
Dividend and net income appropriation	(265)
Capital increase	47
Stock based compensation	-
Change in treasury shares	9
Change in fair value of derivative	30
MLA	(57)
Other	(7)
December 31, 2005 (adjusted)	2,832.9
Net U.S. GAAP income 2006	732.1
CTA	(96.8)
Dividend and net income appropriation	(336.3)
Capital increase	181.6
Stock based compensation	38.1
Change in treasury shares	(1.1)
Change in fair value reserve	35.8
MLA	(11.8)
Effect of adopting SFAS 158	(177.0)
Other	(19.7)
December 31, 2006	3,177.8

Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT - 40

51.6 Restructuring Costs (according to IFRS consolidation scope)

Provisions for restructuring by segment details as follows (in millions of euros):
	Change in scope of consolidation and other	Additions charged to operating income	Utilization	Reversal	Dec. 31, 2004	Change in scope of consolidation and other	Additions charged to operating Income	Utilization	Reversal	Dec. 31, 2005	Change in scope of consolidation and other	Additions charged to operating Income	Utilization	Reversal	Dec. 31, 2006
Water	(5.4)	23.2	(19.3)	(3.9)	27.3	2.3	7.2	(19.5)	(0.4)	16.9	—	10.4	(7.5)	(0.7)	19.1
Other activities	13.3	22.9	(17.9)	(3.5)	27.3	2.3	7.2	(19.5)	(0.4)	16.9	—	10.4	(7.5)	(0.7)	19.1
Employee termination costs	13.3	22.9	(17.9)	(3.5)	27.3	2.3	7.2	(19.5)	(0.4)	16.9	—	10.4	(7.5)	(0.7)	19.1
Other restructuring costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
United States Filter Corporation	(8.4)	0.3	(1.4)	(0.4)	—	—	—	—	—	—	—	—	—	—	—
Employee termination costs	(1.1)	0.3	(1.4)	—	—	—	—	—	—	—	—	—	—	—	—
Lease termination costs	(4.3)	—	—	(0.4)	—	—	—	—	—	—	—	—	—	—	—
Other restructuring costs	(3.0)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
USFI—Benelux	(5.0)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Employee termination costs	(5.0)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
USFI--Other locations	(5.3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Employee termination costs	(5.3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Energy	4.7	6.2	(6.7)	(1.4)	11.1	3.9	1.6	(7.3)	(0.2)	9.1	1.1	4.0	(8.5)	(0.5)	5.2
Employee termination costs	4.7	3.6	(4.7)	(0.2)	9.2	2.1	1.2	(5.9)	(0.1)	6.5	(0.4)	4.0	(8.0)	(0.4)	1.7
Other restructuring costs	—	2.6	(2.0)	(1.2)	1.9	1.8	0.4	(1.4)	(0.1)	2.6	1.5	—	(0.5)	(0.1)	3.5
Waste Management	(1.3)	6.4	(14.9)	(0.2)	4.6	1.1	1.0	(2.3)	(0.8)	3.6	1.4	4.8	(1.7)	—	8.1
Employee termination costs	(1.3)	6.4	(5.4)	(0.2)	4.6	(3.3)	—	(0.8)	(0.5)	—	—	1.4	—	—	1.4
Other restructuring costs	—	—	(9.5)	—	—	4.4	1.0	(1.5)	(0.3)	3.6	1.4	3.4	(1.7)	—	6.7
Transportation	—	2.0	(1.7)	(0.2)	3.2	—	1.2	(1.7)	(0.4)	2.3	53.4	3.9	(4.2)	(0.7)	54.7
Employee termination cost	—	2.0	—	(0.2)	2.4	—	1.2	(1.2)	(0.1)	2.3	53.3	3.8	(4.2)	(0.7)	54.5
Other restructuring costs	—	—	(1.7)	—	0.8	—	—	(0.5)	(0.3)	—	0.1	0.1	—	—	0.2

Total	(2.0)	37.8	(42.6)	(5.7)	46.2	7.3	11.0	(30.8)	(1.8)	31.9	55.9	23.1	(21.9)	(1.9)	87.1

 Second Update of the 2006 Reference Document
VEOLIA ENVIRONNEMENT -  41

Water

In 2002 and 2003, VWS has launched restructuring plans in the UK, in France (VWSTI) and in the Netherlands (Rossmark). A reserve of €7.5 million was recognized to cover the costs relating to the termination of 118 employees and the closure of 3 sites in France. As of December 31, 2005, these plans were partially completed with the termination of 74 employees and the closure of one site in France. In 2006, 25 additional employees were terminated for a total cost of €2.0 million and an additional provision was recognized for €0.2 million. As of 31 December 2006, the remaining reserve amounted to €0.4 million compared to €2.2 million in December 31, 2005.

In the year 2004 VWS has launched two other restructuring plans connected with German acquisitions and with the transfer to VWS of North American operational entities from US Filter. As of December 2004, a reserve of €4.1 million was recognized to cover the restructuring costs. As of 31 December 2005, the plan was totally completed in Germany and all the employees were terminated in North America. As of December 31, 2006, the remaining provision of €0.8 million only concerned charges of lease contracts in North America.

In the year 2006, VWS has launched a restructuring plan in the German company Kruger Wabag concerning 20 employees. As of December 31, 2006 VWS recognized a reserve of €1.9 million.

For Apa Nova Bucuresti, a plan has been presented to and accepted by personnel representatives at the end of 2004 to face a trend of declining volume in water consumption. This plan aims at a reduction of 250 white and blue collars between 2005 and 2006. Accordingly, an additional reserve of €3.1 million has been booked in 2004. In 2005, 148 employees were terminated for a total cost of €1 million. In 2006, 183 additional employees were terminated for a total cost of €2 million. The remaining provision amounted to €0.8 million as of December 31, 2006 compared to €2.6 million in December 31, 2005.

In 2003, Berliner Wasserbetriebe (BWB), a joint venture held at 50% and accounted for under the proportional method, implemented a restructuring plan for adaptation to future market demands, by optimizing processes and realigning the organization. Restructuring reserves are booked on an annual basis, according to number of people accepting to enter the plan that is spread over several years. The potential number of employees concerned is 970. As of 31 December 2005, the plan concerned 400 employees and a reserve of €17.2 million (at 100%) was recognized to cover the termination costs. During the year 2006, 176 new employees decided to join the plan representing an additional reserve of €14.7 million (at 100%) and employee termination costs of €5.9 million (at 100%) were used. As of 31 December 2006, the plan concerned 576 employees and the related reserve amounted to €26.1 million.

Energy

In 2003, Dalkia International implemented restructuring plans to integrate recent acquisitions including DBU in the Netherlands, Pec Poznan in Poland and Giglio in Italy. These restructuring plans amount to a total of €5.8 million in termination costs for 215 employees of whom 26 are professional, other restructuring costs amount to €2.5 million, mainly utilized in 2004.

In 2004, further to the acquisition of a power plant in Poznan in Poland, Dalkia International implemented a restructuring plan for €4.7 million recognized in column "change in scope", of which €3.0 million have been utilized in 2005. This plan consists in termination costs for 210 employees. This plan was achieved in 2006 and provisions fully used. Additional restructuring plans were launched in DBU (Netherlands) for €3.1 million covering miscellaneous costs, the reserve utilized in 2005 amounted to €1.4 million. The plan was mainly utilized in 2006.

In 2005, during the acquisition of a plant in Lodz in Poland, Dalkia International implemented a restructuring plan for €2.5 million recognized in column "change in scope". This plan consists in termination costs for 150 employees. Dalkia BV and Dalkia PLC recognize additional provision for, respectively, €0.8 million and €0.3 million.

In 2006, the remaining minor plans relate to Czech activities for €2.0 million and Swiss activities managed with Waste activities for €1.2 million.

Waste management

Onyx as part of a program to reduce its overhead costs has implemented a reorganization of its IT services. The reserve amounted to €6.5 million as of January 1, 2004 and has been fully utilized over the course of 2004.

At the end of 2003, Onyx decided to change its north American management, which led to a reserve of €5.2 million for employee termination costs. This reserve was fully used in 2004.

Reserve as at December 31, 2005 is relative to minor restructuring plans. The major of them amounts to €1.5 million for a plant of Valnor in France, covering contract termination costs.

In 2006, three minor plans were implemented. The first relate to the exit costs of facilities in Germany for €1.5 million, the second to Cleanaway for €2.1 million in the context of exit costs of the headquarters for 90 employees and the third in the Swiss activities managemed with Energy division for €1.6 million.

Transportation

In Germany, Connex implemented a new restructuring plan in 2004 in connection with the reorganization by region and moving out of the headquarters. This plan amounts to €2.7 million, consisting in termination costs of 100 employees, of whom 6 were executives. The reserve utilized in 2005 amounted to €1.3 million.

The reorganization of the Swedish activities led to an additional provision of €1.2 million in 2005, of which €0.3 million were already utilized.

In 2006, further to the acquisition of SNCM, Veolia Transportation implemented à restructuring plan for €52.1 million recognized in column "Change in Scope" covering the termination costs for 400 employees.

51.7 Stock based compensation

Veolia Environnement stock option plans

Under US GAAP, the Group accounts for stock-based compensation based upon the provisions of APB Opinion 25 to prior periods and from January 1, 2006 SFAS123 (R) for new plans since the Group elected the modified-prospective-transition method under SFAS 123 (R). SFAS123 (R) eliminates the alternative to use opinion 25’s intrinsic value method of accounting for share-based payments. The statement applies to new awards and to those awards modified, repurchased, or cancelled after January 1, 2006, and the remaining portion of the requisite service under previously granted unvested awards outstanding as of that date. Pro forma information, as if Veolia Environnement applied SFAS 123, is presented in note 51J. Under IFRS, compensation expense has been recorded based upon the fair value measured at the grant date. In accordance with the transitional provisions of IFRS 2 an expense has only been recorded for those plans granted after November 7, 2002 and for which the rights had not vested as of January 1, 2005.

The compensation expense recorded by the Group under IFRS was €16.7 million, €16.2 million and €6.8 million for the years ended December 31, 2006, 2005 and 2004 respectively. Under US GAAP, the expense recorded by the Group was €38.1 million, €3.2 million and €0.7 million for the years ended December 31, 2006, 2005 and 2004 respectively.

Employee Stock Purchase Plans

Under IFRS, in accordance with the transitional provisions of IFRS2, no compensation expense has been recorded for Employee Stock Purchase Plans granted in 2004 because the awards were fully vested as of January 1, 2005. The compensation cost recorded by the Group for the year ended December 31, 2006 and 2005 was €24.3 million and €14.1 million.

Under US GAAP, the compensation costs recorded by the Group for the years ended December 31, 2006, 2005 and 2004 were €31,1 million, €14.1 million and €10.3 million respectively, applying the intrinsic value method method (in 2005 and 2004).

51.8 Pension plan and other post retirement benefits other than pension plans

Under IFRS the Group uses the proportionate consolidation method for subsidiaries over which the Group and other shareholders have agreed to exercise joint control over significant financial and operating policies. Under US GAAP those subsidiaries which have been consolidated using the proportionate consolidation method under IFRS are accounted for using the equity method. Prior to the transition to SFAS 158 on December 31, 2006 the principal difference between IFRS and US GAAP was that the Group had decided to recognize directly in equity actuarial gains and losses in the period in which they occur under IFRS while under US GAAP such gains and losses continued to be amortized through income statement using the corridor method.

The disclosures below show the benefit obligations, assets, funded status and balance sheet impact, as well as net periodic expense and assumptions associated with the defined benefit pension plans and other post-employment benefit plans as computed in accordance with FAS 87 and FAS 106.

Disclosures presented in accordance with SFAS 132, are as follows (in €millions):

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	1 099.3	852.3	715.0	22.3	24.0	0.0
Service cost	42.9	37.9	47.6	1.4	0.4	0.4
Interest cost	52.9	43.6	38.6	1.9	1.2	1.5
Plan participants contributions	4.5	5.2	3.4	-	-	-
Acquisitions	321.2	14.3	0.6	25.1	-	-
Disposals	(0.9)	(0.8)	(35.1)	-	-	-
Curtailments & settlements	(9.2)	(9.5)	(4.7)	-	(3.1)	-
Actuarial loss (gain)	(16.4)	181.2	31.0	1.2	-	-
Benefits paid	(53.5)	(54.2)	(38.0)	(2.0)	(1.5)	(1.9)
Plan amendments	16.8	4.7	12.8	-	-	8.0
Others (including business combinations and foreign currency translation)	1.1	24.6	81.1	0.3	3.1	16.0
Benefit obligation at end of year	1 458.7	1 099.3	852.3	50.2	22.3	24.0

Change in plan assets
Fair value of plan assets at beginning of year	662.6	539.3	483.3	0.0	0.0	0.0
Actual return on plan assets	62.4	80.1	49.8	-	-	-
Group contributions	44.4	54.5	22.3	-	-	-
Plan participant contributions	4.9	5.2	3.4	-	-	-
Acquisitions	243.1	0.1	-	-	-	-
Disposals	(0.1)	-	(27.5)	-	-	-
Curtailments & settlements	-	(3.6)	(0.3)	-	-	-
Benefits paid	(38.2)	(34.1)	(23.8)	-	-	-
Others (including business combinations and foreign currency translation)	9.4	21.1	32.1	-	-	-
Fair value of plan assets at end of year	988.5	662.6	539.3	0.0	0.0	0.0

The Group’s post-retirement benefit plan weighted-average asset allocation at December 31, 2006, 2005 and 2004 by asset category are as follows:

	2006	2005	2004
Equity securities	51%	48%	42%
Debt securities	39%	36%	37%
Insurance contracts	10%	11%	14%
Cash	0%	5%	6%

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Funded status of plan	(470.2)	(436.7)	(313.0)	(50.2)	(22.3)	(24.0)
Unrecognized actuarial loss	-	296.0	172.2	-	1.9	5.8
Unrecognized actuarial prior service costs	-	35.4	36.3	-	7.7	7.6
Others	-	(74.0)	(37.4)	-	-	(13.4)
Accrued benefit cost	(470.2)	(179.3)	(141.8)	(50.2)	(12.8)	(24.0)

Items not yet recognized as a component of net periodic pension costs:

	Pension Benefits	Other Benefits
	2006	2006
Actuarial loss	246.2	3.2
Prior service costs	46.3	7.0

The Group expects to recognize as a component of its net periodic pension costs in 2007, €3.8 million from the amortization of prior service costs and €11.3 million from the amortization of its actuarial losses.

Prepaid arising from multi-employer plans overtime (activities under lease contract) are written off since there are serious doubts that they could be recoverable through future contribution holidays.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those pension plans with accumulated benefit obligation in excess of plan assets were €734.7 million, €609.9 million and €331.1 million as of December 31, 2006, €664.0 million, €531.5 million and €251.2 million as of December 31, 2005, €458.9 million, €377.5 million and €157.0 million as of December 31, 2004.

The allocation of the projected benefit obligation €1,458.7 million and the accumulated benefit obligation €1,193.4 million by area are as follows at the end of 2006: €990.4 million and €829.9 million in the United Kingdom, €346.3 million and €271.2 million in France and €122.0 and €92.3 million in other countries.

The fair value of plan assets in France amounted to €86.9 million at the end of 2006. Veolia Environnement domestic plans assets are invested principally in insurance companies funds. The expected long-term rates of return on these assets are directly based on historical returns. Contributions paid to these plan assets are essentially discretionary contributions without contractual or legal requirements. The accumulated benefit obligation for domestic plans was €271.2 million as of December 31, 2006.

The fair value of plan assets in the United Kingdom amounted to €874.4 million at the end of 2006. These assets are invested essentially in equities and bonds through a trustee structure. The expected long-term rates of return on these assets are based on statistical returns of the observed market performance over a long-term basis. The accumulated benefit obligation for these plans was €829.9 million at the end of 2006.

Amounts recognized in the balance sheets consist of (in €millions):

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Accrued benefit liability (including MLA)	(478.9)	(319.0)	(267.9)	(50.2)	(12.8)	(24.0)
Prepaid benefit cost	8.7	139.7	126.1	-	-	-
Net amount accrued for under U.S. GAAP	(470.2)	(179.3)	(141.8)	(50.2)	(12.8)	(24.0)
Intangible assets (MLA)(a)	-	21.4	16.3	-	-	7.6
Net amount recognized under U.S. GAAP	(470.2)	(157.9)	(125.5)	(50.2)	(12.8)	(16.4)

(a)
Prior to the introduction of SFAS 158 the benefit liability accrued under U.S. GAAP was the greater of either the excess of the accumulated benefit obligation over the fair value of plan assets or the net amount recognized under U.S. GAAP.

Net accruals in the accompanying consolidated balance sheet can be compared with balances determined under U.S. GAAP as follows

(in millions of euros)	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Net amount accrued for under U.S. GAAP	(470.2)	(179.3)	(141.8)	(50.2)	(12.8)	(24.0)
Changes in scope	(145.0)	(104.9)	(73.0)	(3.6)	(3.6)	(2.6)
Minimum liability adjustments (MLA)	-	74.0	37.4	-	-	-
Recognition of actuarial gains and losses through shareholders’ equity	-	(346.8)	(175.3)	-	(1.0)	9.7
Unrecognized prior service costs	50.3	-	-	7.0	-	-
Asset ceiling (IAS 19)	(5.3)	(2.8)	(2.0)	-	-	-
Net amount accrued for under IFRS	(570.2)	(559.8)	(354.7)	(46.8)	(17.4)	(16.9)

Net periodic cost under U.S. GAAP was as follows (in €millions):

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Service cost	42.9	37.9	47.6	1.4	0.4	0.4
Expected interest cost	52.9	43.6	38.6	1.9	1.2	1.5
Expected return on plan assets	(43.8)	(35.5)	(33.9)	-	-	-
Amortization of unrecognized prior service cost	3.8	2.5	0.9	0.5	0.5	0.2
Amortization of actuarial net loss (gain)	17.8	11.1	7.9	0.0	0.2	0.6
Amortization of net transition obligation	-	-	(6.4)	-	-	-
Curtailments/Settlements	(9.7)	(4.4)	(0.9)	0.0	-	(6.8)
Others	(1.2)	2.6	(3.5)	0.0	-	-
Net periodic benefit cost under U.S. GAAP	62.7	57.8	50.3	3.8	2.2	(4.1)

The Group expects to contribute €38.3 million to its pension and postretirement benefit plans in 2007.

	2007	2008	2009	2010	2011	2012-6
Expected future benefit payments	55.6	47.2	54.6	58.5	61.9	370.0

Actuarial assumptions – US GAAP

The following are weighted-average assumptions used to determine benefit obligations at December 31, 2006, December 31, 2005 and December 31, 2004:

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Discount rate	4.8%	4.5%	5.0%	5.0%	5.8%	5.6%
Rate of compensation increase	3.7%	3.3%	3.8%	-	-	-

The following are weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31, 2006, December 31, 2005 and December 31, 2004:

	Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004
Discount rate	4.5%	5.0%	5.4%	5.8%	5.8%	5.6%
Expected return on plan assets	6.3%	6.4%	6.6%	-	-	-
Rate of compensation increase	3.3%	3.8%	3.8%	-	-	-
Expected residual active life (in years)	13.4	14.8	15.0	13.6	9.0	12.4

As regards health insurance plans, an increase of one percent in health expenses would not have any significant impact.

51.9 Goodwill and other intangible assets

The goodwill under US GAAP amounts to €3,419 million in 2004, €3,817 million in 2005 and €4,757 million in 2006.

The indefinite-lived assets under US GAAP amount to € 90 million in 2004, €89 million in 2005 and €79 million in 2006.

The definite-lived assets under US GAAP amount to €927 million in 2004, €1,252 million in 2005, €1,400 million in 2006.

The impairments under US GAAP amount to €74 million in 2004, €23 million in 2005, €8 million in 2006.

51.10 Pro-forma information

a)    Veolia Environnement stock option plans

Veolia Environnement applies the intrinsic value method to account for compensation cost associated with options granted to employees before January 1, 2006 (see Note 51.G).

The average fair value of Veolia Environnement options granted in 2004, 2003 and 2002 was €6.56, €5.09 and €15.3 respectively, using the Binomial option pricing model with the following assumptions for the grants:

Veolia Environnement	2004	2003	2002
Expected life (in years)	7.5	7.23	7.50
Interest rate	3.40%	3.90%	4.33%
Volatility	21.45%	22.67%	30.00%
Dividend yield	2.1%	1.00%	1.00%

Pro forma net income and basic earnings per share are presented below, as if compensation cost for stock options awarded under these plans had been determined based on the fair value at the dates of grant.

b)    Pro forma net income and basic earnings per share

Veolia Environnement’s pro forma net income and basic earnings per share are calculated as follows (in € millions, except per share data):

(€ million)	At December 31,
	2005 adjusted	2004 adjusted
Net income (loss) under US GAAP as reported	555.7	145.2
Add back: total stock based-employee compensation expense determined under APB25 for all awards net of related tax effects	1.9	0.3
Deduct: total stock based-employee compensation expense determined under fair value based method for all awards, net of related tax effects	(14.8)	(17.0)
Deduct: net income of discontinued operations	-0.7	236.9
Pro forma net income (loss)	542.1	365.4
Net income (loss) basic earning per share	1.42	0.37
Net income (loss) diluted earning per share	1.42	0.37
Net income (loss) pro forma per share	1.39	0.92
Net income (loss) pro forma diluted per share	1.38	0.92

20.3 Dividend policy

20.3.1 Dividends per share during the last five fiscal years

(in euros)	2002	2003	2004	2005	2006
Gross Dividend Per Share	0.825	0.825/0.605*	0.68	0.85	1.05
Net Dividend Per Share	0.55	0.55	0.68**	0.85***	1.05***
Tax Credit (Avoir fiscal)	0.275	0.275/0.055*	n/a	n/a	N/a
Amount of Paid Dividends (without tax credit)	217,757,951	217,917,234	265,417,221	336,340,679	419,701,966

n/a: non applicable
* The amount of the tax credit is €0.275 per share for individual shareholders and non-individual shareholders benefiting from the “parent-subsidiary” (mère-fille) regime, and €0.055 per share for non-individual shareholders not benefiting from the “parent-subsidiary” regime.
** Individual shareholders will have the right to a 50% tax abatement with respect to such dividends.
*** Individual shareholders will have the right to a 40% tax abatement with respect to such dividends.

20.4 Litigation

The most significant litigation involving the Company or its subsidiaries is described in chapter 20, paragraph 20.4 of the reference document and of its first update.

Other than as described below, there are no other current or threatened legal, governmental or arbitral proceedings involving the Company or its subsidiaries that either had during the past twelve months or that may in the future have a material adverse effect on the results of operations or financial condition of the Company or the Group.

Sade

In April 2000, Sade, a subsidiary of Veolia Eau, and 40 other companies received notice from the French Competition Council of a complaint alleging anti-competitive agreements (entente anticoncurrentielle) among these companies relating to public bids for 44 public sector construction contracts in the Ile-de-France region (which includes Paris and its suburbs). These companies, including Sade, filed answers to the complaint in September 2000. The Council filed a supplemental complaint in November 2001, which replaced its original complaint and reduced the number of construction contracts under scrutiny. The companies filed an answer to the new complaint in January 2002. However, on October 26, 2004, the Council filed a second supplemental complaint, the stated objective of which was to clarify and supplement the information contained in the earlier complaints. In response to the report received in August 2005, Sade filed a response in October 2005 that contested the Council’s complaint on the merits and on the basis of irregularities in the complaint procedure that compromised its defense, as well as the absence of proof of Sade’s alleged anti-competitive behavior in certain markets. On March 21, 2006, the Council nevertheless retained complaints against Sade concerning 2 markets, and imposed a fine of €5.4 million in connection therewith. Sade has collected a reserve in its accounts to cover this litigation, and filed an appeal to this decision with the Paris Court of Appeals on June 16, 2006. The hearing, which was initially scheduled for September 11, 2007, has been postponed without a set date.

Société Nationale Maritime Corse Méditerranée (SNCM)

In July 1992, SNCM, a company managed by Veolia Transport which owns 28% of its share capital, concluded a shareholders’ agreement with STIM d’Orbigny (Stef Tfe group) in order to organize the activities of their common subsidiary, the Compagnie Méridionale de Participation (CMP). STIM holds 55% of CMP and SNCM holds 45% indirectly. CMP holds 53% of the share capital of the Compagnie Méridionale de Navigation (CMN), along with SNCM which directly holds 45%. The agreement between STIM and SNCM gives either party the right to trigger a purchase or sale option involving CMP shares in the event of a modification of CMN’s strategy initiated by the other party that causes a major conflict between the shareholders. Alleging that the spirit of the agreement had been violated by STIM, impeding the ability of the parties to submit a joint bid for the Marseille-Corsica ferry contract, SNCM gave notice to STIM in July 2006 that it was exercising its option to purchase 25% of the share capital of the CMP (to bring SNCM’s interest in CMP from 45% to 70%).

STIM contested both the validity of the agreement and the right of SNCM to exercise its option. SNCM brought an action against STIM before the Commercial Court of Paris (Tribunal de Commerce) as provided under the agreement. The judgment of the Commercial Court of Paris of October 17, 2006 recognized the validity of the 1992 shareholders’ agreement as well as the exercise of the option by SNCM. The STIM d’Orbigny appealed the judgment of the Commercial Court. On December 15, 2006, the Paris Court of Appeals reversed the decision, holding that STIM had validly cancelled the agreement because of its indefinite duration (a condition that ordinarily permits a party to cancel a contract under French law). SNCM filed an appeal with the Cour de Cassation, the highest French court, in January 2007. The hearing before this Court has been scheduled for October 9, 2007. If the Cour de Cassation affirms the decision of the Court of Appeals, SNCM will maintain its current stake in CMN, and its inability to acquire a majority stake in CMN could prevent it from effectively exercising joint control over the operations of the company, since the Court of Appeals invalidated the shareholders’ agreement.

In February 2007, and notwithstanding its dispute with one of CMN’s shareholders, SNCM submitted a joint bid with CMN for five ferry routes between Marseille and Corsica. This joint bid was contested by Corsica Ferries, a competitor, before French administrative courts and the French Competition Council.

Before the Competition Council, Corsica Ferries contended that the CMN / SNCM grouping constituted an anti-competitive agreement, and that the level of the subsidy requested by the grouping from the Corsican Regional Authority (la Collectivité Territoriale de Corse) was evidence of an abuse of a dominant position. In a decision dated April 6, 2007, the Competition Council rejected Corsica Ferries’ requests, while indicating that it will continue to review the case on the merits in respect of the alleged abuse of dominant position, and that the Council could pursue an action if it were to determine that the factual evidence supported it. As of the date of this update, the Competition Council is reviewing the merits of the case, although such review relates to the bid offer that was cancelled by the Conseil d’Etat (the highest French administrative court) in December 2006. It is nevertheless impossible to determine the outcome of this review, and what the possible consequences might be.

The bid process was delayed by the administrative court proceedings pursued by Corsica Ferries that ended in a decision by the Conseil d’Etat in December 2006. Following this decision, the Corsican Regional Authority launched a second bid process. Corsica Ferries contested this process, but its position was rejected by a decision of the Conseil d’Etat on June 5, 2007.

Two administrative proceedings on the merits are still underway. They relate to the request by Corsica Ferries of the cancellation of the decision of the Corsican Regional Authority to launch the new bid process for the delegation of the public service, as well as its decision dated June 7, 2007 awarding the Corsican ferry route to the SNCM / CMN Grouping for the 2007-2013 period. If successful, these actions could lead to a new call for tenders.

The Corsican Regional Authority awarded the public service delegation to the SNCM / CMN Grouping, with services commencing on July 1st, 2007.

20.5 Material changes in financial condition or commercial position

There has been no material change in the financial condition or commercial position of the Company since the close of its 2006 fiscal year.

20.6 Quarterly financial information

20.6.1 Consolidated Interim Financial Statements for the half year ended June 30, 2007

Contents

I. CONSOLIDATED BALANCE SHEET
II. CONSOLIDATED INCOME STATEMENT
III. CONSOLIDATED CASH FLOW STATEMENT
IV. STATEMENT OF RECOGNIZED INCOME AND EXPENSE
V. NOTES TO THE CONSOLIDATED FINANCIALS

Note 1. Accounting principles and methods
Note 2. Use of management estimates in the application of group accounting standards
Note 3. Significant events
Note 4. Goodwill
Note 5. Concession intangible assets
Note 6. Other intangible assets
Note 7. Property, plant and equipment
Note 8. Investments in associates
Note 9. Non-consolidated investments
Note 10. Non-current operating financial assets
Note 11. Derivative instruments accounting position
Note 12. Other non-current financial assets
Note 13. Working capital requirements
Note 14. Current operating financial assets
Note 15. Other current financial assets and marketable securities
Note 16. Cash and cash equivalents
Note 17. Equity
Note 18. Provisions and other non-current liabilities, current provisions
Note 19. Long-term borrowings
Note 20. Short-term borrowings
Note 21. Revenue
Note 22. Operating income
Note 23. Net finance costs
Note 24. Other financial income and expenses
Note 25. Income tax expense
Note 26. Share of net income of associates
Note 27. Net income/(loss) from discontinued operations
Note 28. Net income for the year attributable to minority interests
Note 29. Off-balance sheet commitments
Note 30. Related party transactions
Note 31. Segment reporting
Note 32. Subsequent events
Note 33. Main subsidiaries

I. CONSOLIDATED BALANCE SHEET

CONSOLIDATED BALANCE SHEET ASSETS (€ million)	Notes	As of June 30, 2007		As of December 31, 2006

Goodwill	4		5,841.8	5,705.0
Concession intangible assets	5		2,440.5	2,345.6
Other intangible assets	6		1,328.9	1,379.8
Property, plant and equipment	7		8,153.7	7,918.7
Investments in associates	8		253.5	241.0
Non-consolidated investments	9		198.8	181.7
Non-current operating financial assets	10		5,094.6	5,133.4
Derivative instruments – Assets	11		234.4	201.6
Other non-current financial assets	12		606.7	637.5
Deferred tax assets			1,341.3	1,355.7
Non-current assets			25,494.2	25,100.0
Inventories and work-in-progress	13		791.3	731.8
Operating receivables	13		11,122.2	10,968.7
Current operating financial assets	14		344.0	326.2
Other short-term loans	15	{	311.4	205.3
Marketable securities	15		-	66.4
Cash and cash equivalents	16		3,688.5	2,658.0
Current assets			16,257.4	14,956.4
Assets of discontinued operations			60.7	67.3
Total assets			41,812.3	40,123.7

CONSOLIDATED BALANCE SHEET – EQUITY AND LIABILITIES (€ million)	Notes		As of June 30, 2007	As of December 31, 2006

Share capital			2,077.6	2,063.1
Additional paid-in capital			6,714.3	6,641.2
Reserves attributable to equity holders of the parent			(4,644.2)	(5,102.2)
Income attributable to equity holders of the parent			493.0	758.7
Equity			4,640.7	4,360.8
Minority interests			2,296.5	2,192.6
Equity	17		6,937.2	6,553.4
Provisions and other non-current liabilities	18	{	2,017.2	2,196.6
Other non-current liabilities	18		-	207.3
Long-term borrowings	19		13,295.6	14,001.6
Derivative instruments – Liabilities	11		296.2	145.9
Deferred tax liabilities			1,566.0	1,504.9
Non-current liabilities			17,175.0	18,056.3
Operating payables	13		11,387.7	11,268.6
Current provisions	18		788.5	825.9
Short-term borrowings	20		4,763.6	2,904.1
Bank overdrafts and other cash position items			684.3	456.0
Current liabilities			17,624.1	15,454.6
Liabilities of discontinued operations			76.0	59.4
Total equity and liabilities			41,812.3	40,123.7

II. CONSOLIDATED INCOME STATEMENT

(€ million)	Notes	For the half-year ended June 30, 2007	For the half-year ended June 30, 2006 adjusted	For the half-year ended June 30, 2006	For the year ended December 31, 2006
Revenue	21	15,461.6	13,940.5	13,997.7	28,620.4
o/w Revenue from third-party financing activities		174.5	175.1	175.1	351.0
Cost of sales		(12,671.6)	(11,345.8)	(11,407.6)	(23,427.1)
Selling costs		(248.2)	(248.2)	(248.3)	(515.2)
General and administrative expenses		(1,280.7)	(1,252.5)	(1,253.2)	(2,611.2)
Other operating revenue and expenses		10.7	34.8	36.4	66.0
Operating income	22	1,271.8	1,128.8	1,125.0	2,132.9
Finance costs	23	(461.6)	(367.7)	(369.5)	(783.8)
Finance income	23	70.0	38.5	38.5	82.8
Other financial income (expense)	24	(11.3)	(20.1)	(20.1)	(34.0)
Income tax expense	25	(235.0)	(253.9)	(252.7)	(409.6)
Share of net income of associates	8 & 26	10.7	4.0	4.0	6.0
Net income from continuing operations		644.6	529.6	525.2	994.3
Net income/(loss) from discontinued operations	27	(8.2)	49.6	54.0	0.6
Net income for the period		636.4	579.2	579.2	994.9
Attributable to minority interests	28	143.4	134.7	134.7	236.2
Attributable to equity holders of the parent		493.0	444.5	444.5	758.7

Net income attributable to equity holders of the parent per share *
Basic		1.22	1.12	1.12	1.90
Diluted		1.21	1.10	1.10	1.89
Net income from continuing operations attributable to equity holders of the parent per share *
Basic		1.24	0.97	0.98	1.90
Diluted		1.23	0.96	0.97	1.88

* All amounts have been restated retrospectively to take account of the July 2007 share capital increase.

III. CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Notes	For the half-year ended June 30, 2007	For the half-year ended June 30, 2006 adjusted	For the half-year ended June 30, 2006	For the year ended December 31, 2006
Net income for the period attributable to equity holders of the parent		493.0	444.5	444.5	758.7
Minority interests	28	143.4	134.7	134.7	236.2
Operating depreciation, amortization, provisions and impairment losses		836.2	807.3	807.3	1,831.0
Financial amortization and impairment losses	24	6.9	3.7	3.7	9.4
Gains (losses) on disposal and dilution		(68.3)	(33.6)	(33.6)	(73.3)
Share of net income of associates	8 & 26	(10.7)	(4.0)	(4.0)	(6.0)
Dividends received	24	(6.5)	(7.8)	(7.8)	(9.7)
Finance costs, net	23 & 27	391.6	331.0	331.0	701.0
Income tax expense	25 & 27	235.0	202.1	202.1	357.1
Other		(11.3)	34.7	34.7	40.0

Operating cash flow before changes in working capital		2,009.3	1,912.6	1,912.6	3,844.4

Changes in working capital		(245.7)	(295.6)	(311.3)	(111.8)
Income taxes paid		(140.4)	(160.9)	(160.9)	(343.0)
Net cash from operating activities		1,623.2	1,456.1	1,440.4	3,389.6
Purchases of property, plant and equipment		(1,193.6)	(798.5)	(793.1)	(2,017.6)
Proceeds on disposal of property, plant and equipment		110.4	55.2	55.2	141.3
Purchases of investments		(276.9)	(251.4)	(251.4)	(1,291.5)
Proceeds on disposal of investments		65.1	170.8	170.8	206.7
New operating financial assets	10 & 14	(151.6)	(169.2)	(158.9)	(360.6)
Principal payments on operating financial assets	10 & 14	176.2	242.7	242.7	438.1
Dividends received		9.3	9.8	9.8	13.8
New long-term loans granted	12	(27.6)	(9.6)	(9.6)	(69.4)
Principal payments on long-term loans	12	25.1	52.2	52.2	29.2
Net decrease/(increase) in short-term loans	15	(10.5)	(65.5)	(65.5)	2.6
Sales and purchases of marketable securities		-	(9.9)	(9.9)	3.4
Net cash used in investing activities		(1,274.1)	(773.4)	(757.7)	(2,904.0)
Net increase/(decrease) in short-term borrowings	20	346.8	60.1	60.1	(239.2)
New long-term borrowings and other debt	19	1,078.3	590.6	590.6	1,997.2
Principal payments on long-term borrowings and other debt	19	(212.5)	(543.9)	(543.9)	(1,000.8)
Proceeds on issue of shares		102.0	121.6	121.6	246.5
Purchase of treasury shares		16.8	58.4	58.4	0.4
Dividends paid		(502.1)	(411.7)	(411.7)	(479.2)
Interest paid		(388.4)	(313.2)	(313.2)	(596.4)
Net cash from/(used in) financing activities		440.9	(438.1)	(438.1)	(71.5)
Cash and cash equivalents at the beginning of the year		2,202.0	1,829.3	1,829.3	1,829.3
Effect of foreign exchange rate changes		12.2	(9.2)	(9.2)	(41.4)
Cash and cash equivalents at the end of the year		3 004,2	2 064,7	2 064,7	2 202,0
Cash and cash equivalents	16	3,688.5	2,642.0	2,642.0	2,658.0
Bank overdrafts and other cash position items		684.3	577.3	577.3	456.0
Cash and cash equivalents at the end of the year		3,004.2	2,064.7	2,064.7	2,202.0

IV. STATEMENT OF RECOGNIZED INCOME AND EXPENSE

(€ million)	As of June 30, 2007	As of December 31, 2006	As of June 30, 2006
Net income for the period	636.4	994.9	579.2
Actuarial gains or losses on pension obligations	120.3	25.6	47.1
Fair value adjustments on available-for-sale assets	(1.1)	(2.3)	-
Fair value adjustments on cash flow hedging derivative instruments	26.1	37.0	37.0
Foreign exchange gains and losses:
on translation of the financial statements of subsidiaries drawn up in a foreign currency	(21.3)	(92.3)	(160.4)
on the net financing of foreign investments	(1.4)	(7.8)	(6.5)
Income and expenses recognized directly in equity	122.6	(39.8)	(82.8)
Total recognized income and expenses	759.0	955.1	496.4
Attributable to equity holders of the parent	605.0	712.2	372.0
Attributable to minority interests	154.0	242.9	124.4

Impact of changes in accounting policies on earnings undistributed as of January 1 (IAS1.96(d))	-	(15.3)	(15.3)

The notes are an integral part of the consolidated financial statements.

V. NOTES TO THE CONSOLIDATED FINANCIALS

NOTE 1. ACCOUNTING PRINCIPLES AND METHODS

1.1 Basis of preparation as of June 30, 2007

The condensed consolidated interim financial statements were prepared in accordance with IAS 34 on interim financial reporting. They do not include all the disclosures required for full annual financial statements and must be read in conjunction with the Veolia Environnement (hereinafter referred to as the “Group”) financial statements for the year ended December 31, 2006.

The Veolia Environnement consolidated interim financial statements for the half-year ended June 30, 2007 were approved by the Board of Directors on August 29, 2007.

1.2 Main accounting principles and methods

The accounting methods adopted by the Group in the condensed consolidated interim financial statements are identical to those adopted for the preparation of the consolidated financial statements for the year ended December 31, 2006.

In accordance with IAS 34, the income tax expense has been estimated using the effective tax rate method.

The financial statements for the half-year ended June 30, 2006 have been adjusted to take into account the application of the final version of the IFRIC 12 interpretation. These restatements only concern the consolidated statement of cash flow. The financial statements for the half-year ended June 30, 2006 have also been adjusted to comply with IFRS 5 to include the sale of the Danish business activities by the Transportation Division.

As of June 30, 2007, Veolia Environnement did not observe any significant impacts relating to the implementation of the following interpretations:

• IFRIC 7, Applying the restatement approach under IAS 29 –“Financial reporting in hyperinflationary economies”: has been applied by the Group as from January 1, 2007.

• IFRIC 8, Scope of IFRS 2 – Share-based payment: for Veolia Environnement, the application of which is mandatory as from January 1, 2007.

• IFRIC 9, Reassessment of embedded derivatives: applicable to the Group as from January 1, 2007.

• IFRIC 10, Interim financial reporting and impairment: adopted by the European Union in June 2007. This interpretation is applicable to the Group as from January 1, 2007.

Given developments in the Group, certain balance sheet account headings have been changed to enable a more relevant analysis of the financial statements. These changes had no impact on equity or net income.

1.3 Translation of foreign subsidiaries financial statements (IAS 21)

The exchange rates of the major currencies of non-euro countries used in the preparation of the consolidated interim financial statements were as follows:

Period-end exchange rate (one foreign exchange rate = €xx)	As of June 30, 2007	As of June 30, 2006	As of December 31, 2006
U.S. Dollar	0.7405	0.7865	0.7593
Pound Sterling	1.4837	1.4449	1.4892
Czech Koruna	0.0348	0.0351	0.0364

Average exchange rate (one foreign exchange rate = €xx)	Average rate Half-year ended June 30, 2007	Average rate Half-year ended June 30, 2006	Average rate Fiscal Year 2006
U.S. Dollar	0.7496	0.8085	0.7918
Pound Sterling	1.4802	1.4519	1.4665
Czech Koruna	0.0354	0.0352	0.0354

NOTE 2. USE OF MANAGEMENT ESTIMATES IN THE APPLICATION OF GROUP ACCOUNTING STANDARDS

The preparation of the consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Future results could differ significantly from these estimates.

Underlying estimates and assumptions are determined based on past experience and other factors considered reasonable given the circumstances. They act as a basis for making judgments necessary to the determination of the carrying amount of assets and liabilities, which cannot be obtained directly from other sources. Future values could differ from these estimates.

In preparing the consolidated interim financial statements, the significant judgments made by management when applying Group accounting methods and the main sources of uncertainty with respect to estimates were identical to those disclosed in the consolidated financial statements for the year ended December 31, 2006.

NOTE 3. SIGNIFICANT EVENTS

• On April 27, 2007, Veolia Environnement announced the conclusion of an agreement with The Blackstone Group and Apax Partners to acquire Sulo for an enterprise value of €1,450 million (including financial debt). With revenues of €1.3 billion in 2006, Sulo is the second largest waste management operator in Germany and the market leader in the collection of municipal waste and packaging.

• On May 31, 2007, the Waste Management Division announced the signature of an agreement to take control of TMT in Italy, the Termomeccanica Ecologica subsidiary specialized in waste management and treatment. The transaction concerns 75% of the shares based on an enterprise value (100%) of €338 million.

• On June 12, 2007, the Energy Services Division signed an agreement to purchase the privately-owned U.S. company Thermal North America, Inc., the largest portfolio of district heating and cooling networks in the United States, for an enterprise value of USD788 million.

• On June 27, 2007, the subscription period for the €2.6 billion share capital increase with retention of preferential subscription rights, announced by Veolia Environnement on June 12, 2007, was successfully closed. The share capital increase totaled €2,581,469,688 (including additional paid-in capital) and 51,941,040 new shares with a par value of €5 each were issued. As from July 10, 2007, the total number of shares comprising the share capital of Veolia Environnement amounted to 467,469,360 shares.

NOTE 4. GOODWILL
 Goodwill breaks down as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Gross carrying amount	5,936.6	5,799.6
Cumulative impairment losses	(94.8)	(94.6)
Net carrying amount	5,841.8	5,705.0

As of June 30, 2007, cumulative impairment losses mainly relate to goodwill from the Transportation Division in Scandinavia (€70 million in 2004).

Movements in the net carrying amount of goodwill by Division during the half-year ended June 30, 2007 are as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Water	2,040.4	2,028.6
Waste Management	2,318.9	2,294.0
Energy Services	919.2	839.2
Transportation	563.3	543.2
Goodwill	5,841.8	5,705.0

The €136.8 million increase in goodwill is mainly attributable to the impact of changes in the scope of consolidation in the amount of €135.9 million and foreign exchange losses of €27.8 million.

The changes in the scope of consolidation mainly relate to the following acquisitions:
• Energy Services: €69.0 million, including the acquisition of Pannon Power (Hungary) for €33.7 million and EKO (Czech Republic) for €8.7 million,
• Waste Management: €38.4 million, including the acquisition of Ecolocycle (VES Canada) for €12.8 million.

NOTE 5. CONCESSION INTANGIBLE ASSETS

Movements in the net carrying amount of concession intangible assets during the half-year ended June 30, 2007 are as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Gross carrying amount of concession intangible assets	3,604.6	3,461.2
Amortization and impairment losses	(1,164.1)	(1,115.6)
Net carrying amount of concession intangible assets	2,440.5	2,345.6

Concession intangible assets by Division break down as follows:

	As of June 30, 2007			NCA as of Dec.
(€ million)	Gross carrying amount	Amortization and impairment losses	Net carrying amount	31, 2006
Water	2,550.9	(724.5)	1,826.4	1,766.4
Waste Management	350.9	(101.9)	249.0	265.1
Energy Services	667.8	(326.1)	341.7	292.9
Transportation	-	-	-	-
Other	35.0	(11.6)	23.4	21.2
Concession intangible assets	3,604.6	(1,164.1)	2,440.5	2,345.6

The increase in the net carrying amount of concession intangible assets is mainly attributable to additions in the amount of €149.2 million (including €96.9 million by the Water Division and €43.5 million by the Energy Services Division), partially offset by disposals in the amount of €8.5 million and charges to amortization of €76.3 million.

NOTE 6. OTHER INTANGIBLE ASSETS

Other intangible assets break down as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Intangible assets with an infinite useful life, net	21.4	34.6
Intangible assets with a finite useful life, gross	2,795.7	2,749.4
Amortization	(1,488.2)	(1,404.2)
Intangible assets with a finite useful life, net	1,307.5	1,345.2
Intangible assets	1,328.9	1,379.8

Movements in the net carrying amount of other intangible assets during the half-year ended June 30, 2007 are as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Intangible assets with an infinite useful life, net	21.4	34.6
Fees paid to local authorities	671.0	672.4
Contractual rights	322.6	377.5
Purchased software	122.2	126.8
Purchased customer portfolios	29.7	22.0
Other purchased intangible assets	134.3	93.9
Internally developed intangible assets	27.7	52.6
Intangible assets with a finite useful life, net	1,307.5	1,345.2
Other intangible assets	1,328.9	1,379.8

The €50.9 million decrease in other intangible assets is mainly due to charges to amortization of €93.1 million, partially offset by additions of €54.4 million (including €31.5 million in the Water Division and €9.3 million in the Waste Management Division) and by changes in the scope of consolidation for €13.8 million (including €12.7 million in the Waste Management Division, Cleanaway Asia).

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Movements in the net carrying amount of property, plant and equipment during the half-year ended June 30, 2007 are as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Gross carrying amount of property, plant and equipment	17,671.4	16,912.0
Depreciation	(9,517.7)	(8,993.3)
Net carrying amount of property, plant and equipment	8,153.7	7,918.7

The €235.0 million increase in property, plant and equipment is a result of the following items:

• Additions of €773.6 million (including €276.6 million by the Waste Management Division, €271.2 million by the Transportation Division and €156.7 million by the Water Division);

• Disposals of €62.6 million (including €39.2 million by the Waste Management Division and €12.6 million by the Transportation Division);

• Foreign exchange losses of €15.9 million (primarily €7.9 million in the Waste Management Division);

• The impact of changes in scope of consolidation for €165.1 million (mainly in the Energy Services Division: acquisitions of Pannon Power for €69.4 million, EKO for €23.7 million and Sinesco for €18.6 million); and

• Charges to depreciation of €582.7 million.

Property, plant and equipment by Division break down as follows:

	As of June 30, 2007			NCA as of
(€ million)	Gross carrying amount	Depreciation and impairment losses	Net carrying amount	Dec. 31, 2006
Water	4,381.0	(2,133.0)	2,248.0	2,258.2
Waste Management	7,288.1	(4,187.4)	3,100.7	3,104.3
Energy Services	2,199.7	(1,143.8)	1,055.9	955.9
Transportation	3,652.2	(1,983.9)	1,668.3	1,518.6
Other	150.4	(69.6)	80.8	81.7
Property, plant and equipment	17,671.4	(9,517.7)	8,153.7	7,918.7

The breakdown of property, plant and equipment by class of assets is as follows:

	As of June 30, 2007			NCA as of
(€ million)	Gross carrying amount	Depreciation and impairment losses	Net carrying amount	Dec.31, 2006
Land	1,383.3	(516.9)	866.4	846.4
Buildings	2,750.1	(1,275.1)	1,475.0	1,312.1
Technical facilities	6,684.1	(3,713.6)	2,970.5	3,342.5
Rolling stock	4,677.1	(2,747.1)	1,930.0	1,787.7
Assets under construction	433.1	(1.7)	431.4	398.0
Other	1,743.7	(1,263.3)	480.4	232.0
Property, plant and equipment	17,671.4	(9,517.7)	8,153.7	7,918.7

NOTE 8. INVESTMENTS IN ASSOCIATES

The principal investments in associates are as follows:

	% holding		Share of equity		Share of net income
	06/30 2007	12/31 2006	06/30 2007	12/31 2006	06/30 2007	06/30 2006
Fovarosi Csatomazasi Muvek	25.00%	25.00%	98.9	95.4	1.3	2.3
TIRU	24.00%	24.00%	13.7	13.6	0.9	0.3
EED ES Tersege Vizikozmu KFT (1)	20.80%	20.80%	5.2	5.1	-	-
Nishihara Environment Technology Inc.	20.00%	20.00%	4.6	3.7	1.2	-
CICG	41.97%	41.97%	5.6	5.9	(0.3)	0.1
Southern Water investments Limited (2)	-	-	-	-	-	1.3
KVW Investment Co Ltd Hohhot	49.00%	49.00%	5.5	5.5	0.2	0.4
Shanghai Laogang Landfill	30.00%	30.00%	5.3	5.5	0.3	0.4
Ta Ho Onyx Yunlin (3)	33.30%	33.30%	2.5	3.7	(1.0)	-
Cie Méridionale de Participations (4)	45.00%	45.00%	12.5	12.4	0.1	-
Cie Méridionale de Navigation (4)	45.00%	45.00%	32.3	28.0	4.3	-
Other amounts < M€5 in 2006 and 2007			67.4	62.2	3.7	0.5
Investments in associates			253.5	241.0	10.7	5.3
(1)	EED ES Tersege Vizikozmu KFT (Hungary): company entered the scope of consolidation in 2006 via the Water Division.
(2)	Southern Water investments Limited: company sold in 2006. The share of net income as of June 30, 2006 in the amount of €1.3 million was recognized in net income from discontinued operations.
(3)
Ta Ho Onyx Yunlin: company accounted under the equity method during 2006 (previously not consolidated) due to the low probability of the completion of the purchase by the partner of the company given the termination of the contract by the county of YUNLIN (Taiwan).

(4)	Cie Méridionale de Participations & Cie Méridionale de Navigation: companies entered into the scope of consolidation in 2006 via the Transportation Division.

NOTE 9. NON-CONSOLIDATED INVESTMENTS

Pursuant to IAS 39, non-consolidated investments are classified as available-for-sale and, as such, recognized at fair value. Unrealized gains and losses are taken directly to equity, except for unrealized losses considered long-term which are expensed in the Income Statement.

Movements in non-consolidated investments during the half-year ended June 30, 2007 are as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Net non-consolidated investments	198.8	181.7

The increase in non-consolidated investments is mainly related to the purchase of stakes in the companies holding the Harbin contract at Dalkia (€9.6 million), Touriscar (€6.0 million) and Mumbai (€4.7 million) in the Transportation Division.

NOTE 10. NON-CURRENT OPERATING FINANCIAL ASSETS

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession contracts and from the application of IFRIC 4.

Movements in the net carrying amount of non-current operating financial assets during the half-year ended June 30, 2007 are as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Gross carrying amount	5,100.6	5,139.4
Impairment losses	(6.0)	(6.0)
Non-current operating financial assets	5,094.6	5,133.4

The movements in new operating financial assets during the half-year ended June 30, 2007 mainly concern:

• new operating financial assets for €150.1 million:

- new Water Division contracts in Oman Sur for €20 million;

- increase in financial receivables for pre-existing contracts (mainly in the Water Division for €93 million).

• transfer of non-current operating financial assets amounting to €182.5 million to current assets (in particular energy - cogeneration services).

The breakdown of non-current operating financial assets by Division is as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Water	3,766.2	3,667.0
Waste Management	703.8	716.6
Energy Services	519.4	651.0
Transportation	105.2	98.8
Non-current operating financial assets	5,094.6	5,133.4

NOTE 11. DERIVATIVE INSTRUMENTS ACCOUNTING POSITION

In the course of its operating and financing activities, the Group is exposed to the following market risks: interest rate risk, foreign exchange risk, counterparty risk, commodities risks, liquidity risk and equity risk.

In order to reduce its exposure to these risks, Veolia Environnement centralizes the management of these financial risks in order to ensure better control. Activities are based on the management rules detailed in the internal manual “Rules governing financing/treasury management and related risks” widely distributed to Group entities. These rules are based on the principles of security, transparency and effectiveness.

Veolia Environnement uses various derivative instruments to reduce and manage its exposure to fluctuations in interest rates, exchange rates and commodity prices, not all of which qualify for hedge accounting. All these derivatives are recognized in the balance sheet at fair value.

The fair value of derivative instruments recognized in the balance sheet breaks down as follows:

	As of June 30, 2007		As of December 31, 2006
(€ million)	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	68.0	199.0	80.9	77.4
Fair value hedges	1.7	146.6	45.2	16.3
Cash flow hedges	15.8	28.1	6.8	48.4
Derivatives not qualifying for hedge accounting	50.5	24.3	28.9	12.7
Foreign exchange derivatives	53.6	57.3	56.5	42.7
Net investment hedges	46.3	4.9	42.0	4.3
Derivatives not qualifying for hedge accounting	7.3	52.4	14.5	38.4
Other derivative instruments including commodity derivatives	112.8	39.9	64.2	25.8
Total derivative instruments	234.4	296.2	201.6	145.9

Movements in fair value hedges are offset economically by movements in long-term borrowings (see Note 18).

NOTE 12. OTHER NON-CURRENT FINANCIAL ASSETS

Movements in the carrying amount of other non-current financial assets during the half-year ended June 30, 2007 are as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Other non-current financial assets (gross)	687.0	708.5
Impairment losses	(80.3)	(71.0)
Other non-current financial assets (net)	606.7	637.5

NOTE 13. WORKING CAPITAL REQUIREMENTS

Changes in net working capital requirements ("WCR") during the half-year ended June 30, 2007 are as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Inventories and work-in-progress (net)	791.3	731.8
Operating receivables (net)	11,122.2	10,968.7
Operating payables (net)	11,387.7	11,268.6
Net changes in WCR	525.8	431.9

Net WCR includes the “operating” WCR (inventories, trade receivables, trade payables and other payables and operating receivables), the "tax" WCR (current income tax receivables and payables). The €93.9 million increase is related to the increase in “operating” WCR, changes in the scope of consolidation as well as a decrease in tax WCR.

Operating receivables are treated as loans and receivables for accounting purposes. Short-term commercial receivables and payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Securitization program in France

Veolia Environnement, via one of its Water Division subsidiaries, performed securitization operations on its receivables in an amount of €544.0 million net of discounts as of June 30, 2007, compared to €397.6 million as of December 31, 2006.

Assignment of receivables

No amount was recognized in respect of the assignment of discounted receivables (Dailly) as of June 30, 2007.

In the Energy Services Division, receivables were definitively sold to third parties for €31 million as of June 30, 2007, compared to €108 million as of December 31, 2006 and €100 million as of June 30, 2006.

NOTE 14. CURRENT OPERATING FINANCIAL ASSETS

Movements in the net carrying amount of current operating financial assets during the half-year ended June 30, 2007 are as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Gross carrying amount	344.0	326.2
Impairment losses	-	-
Current operating financial assets	344.0	326.2

Movements in operating financial assets during the half-year ended June 30, 2007 are due to:
• principal repayments (€156.3 million including €67.0 million by the Water Division and €68.9 million by Dalkia);
• transfer of non-current assets to current assets in an amount of €182.5 million.

Movements in current operating financial assets by Division are as follows:

(€ million)	June 30, 2007	Dec. 31, 2006
Water	98.7	163.5
Waste Management	42.4	26.0
Energy Services	181.9	120.1
Transportation	21.0	16.6
Current operating financial assets	344.0	326.2

NOTE 15. OTHER CURRENT FINANCIAL ASSETS AND MARKETABLE SECURITIES

Movements in other current financial assets during the half-year ended June 30, 2007 are as follows:

(€ million)	As of June 30, 2007		As of December 31, 2006
Gross carrying amount: * Other current financial assets * Marketable securities	{	470.8	363.3 67.2
Impairment losses		(159.4)	(158.8)
Other current financial assets (net)		311.4	271.7

As of June 30, 2007, other current financial assets (net) are mainly comprised of the non-group portion of loans and current accounts, asset pre-financing in the Transportation Division as well as marketable securities.

NOTE 16. CASH AND CASH EQUIVALENTS

Movements in cash and cash equivalents during the half-year ended June 30, 2007 are as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Cash at bank and in hand	1,339.4	1,263.8
Cash equivalents	2,349.1	1,394.2
Cash and cash equivalents	3,688.5	2,658.0

The €1,030.5 million improvement in cash and cash equivalents as of June 30, 2007 was primarily due to the increase in cash management investment funds held by Veolia Environnement SA following the €1 billion bond issue in May 2007 (maturity date of 05/2022, fixed rate of 5.125%).

NOTE 17. EQUITY

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(€ million)	Number of shares	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
As of January 1, 2006	407,872,606	2,039.4	6,499.1	(452.7)	(4,452.1)	212.3	(55.8)	3,790.2	1,888.0	5,678.2
Issue of share capital of the parent company	991,894	4.9	29.0	-	-	-	-	33.9	-	33.9
Elimination of treasury shares		-	-	56.1	14.8		-	70.9	-	70.9
Share options		-	-	-	6.8	-	-	6.8	-	6.8
Third party share in share capital increases by subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	114.3	114.3
Parent company dividend distribution		-	-	-	(336.3)	-	-	(336.3)	-	(336.3)
Third party share in dividend distributions by subsidiaries		-	-	-	-	-	-	-	(75.4)	(75.4)
Foreign exchange translation adjustments		-	-	-	-	(151.9)	-	(151.9)	(15.0)	(166.9)
Fair value adjustments		-	-	-	-	-	35.7	35.7	1.3	37.0
Actuarial gains (losses) on pension obligations		-	-	-	43.6	-	-	43.6	3.5	47.1
Net income for the period		-	-	-	444.5	-	-	444.5	134.7	579.2
Other changes		-	-	-	15.8	-	-	15.8	(3.7)	12.1
As of June 30, 2006	408,864,500	2,044.3	6,528.1	(396.6)	(4,262.9)	60.4	(20.1)	3,953.2	2,047.7	6,000.9

As of January 1, 2007	412,626,550	2,063.1	6,641.2	(479.6)	(3,986.7)	144.6	(21.8)	4,360.8	2,192.6	6,553.4
Issue of share capital of the parent company	2,901,770	14.5	73.1	-	-	-	-	87.6	-	87.6
Elimination of treasury shares		-	-	16.8	(0.1)	-	-	16.7	-	16.7
Share options		-	-	-	1.9	-	-	1.9	-	1.9
Third party share in share capital increases by subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	23.3	23.3
Parent company dividend distribution		-	-	-	(419.7)	-	-	(419.7)	-	(419.7)
Third party share in dividend distributions by subsidiaries		-	-	-	-	-	-	-	(82.4)	(82.4)
Foreign exchange translation adjustments		-	-	-	-	(18.3)	-	(18.3)	3.0	(15.3)
Fair value adjustments		-	-	-	-	(1.6)	22.6	21.0	3.0	24.0
Actuarial gains (losses) on pension obligations		-	-	-	107.0	-	-	107.0	13.3	120.3
Net income for the period		-	-	-	493.0	-	-	493.0	143.4	636.4
Other changes		-	-	-	(11.6)	(2.9)	(0.6)	(9.3)	0.3	(9.0)
As of June 30, 2007	415,528,320	2,077.6	6,714.3	(462.8)	(3,816.2)	127.6	0.2	4,640.7	2,296.5	6,937,2

The dividend distribution per share was €1.05, €0.85 and €0.68 in 2007, 2006 and 2005, respectively.

17.1 Equity attributable to equity holders of the parent

17.1.1 Share capital:

Share capital increases:

As of June 30, 2006, the share capital was increased by €31.7 million (including additional paid-in capital) following the exercise of share options.
In addition, the share capital was increased by €2.2 million (including additional paid-in capital) following the issue of subscription warrants.

Between the 1st January 2007 and June 30, 2007, Veolia Environnement’s share capital was increased by €87.6 million (including additional paid-in capital) following the exercise of share options.

Number of shares outstanding:

412,626,550 shares were outstanding as of December 31, 2006 and 415,528,320 as of June 30, 2007 (including treasury shares).

17.1.2 Offsetting of treasury shares against equity:

As of June 30, 2006, 2,282,778 shares with a net carrying amount of €70.9 million were sold as part of transactions reserved for employees. At the same date, the Group held 13,707,464 treasury shares.

As of June 30, 2007, 109,259 shares were sold for €4.1 million and subscription rights to treasury shares were sold for €12.6 million. At the same date, the Group held 15,145,049 treasury shares.

17.1.3 Share options:
In accordance with IFRS 2, expenses of €6.8 million in the first half of 2006 and €1.9 million in the first half of 2007, respectively, were recognized in respect of share option plans granted to employees.

17.1.4 Appropriation of net income and dividend distribution:
A dividend distribution of €419.7 million was paid out of 2006 net income attributable to equity holders of the parent of €758.7 million. The residual balance of €339.0 million was transferred to Veolia Environnement’s consolidated reserves.

17.1.5 Foreign exchange translation reserves:

In the first half of 2006, negative translation differences of €151.9 million (portion attributable to equity holders of the parent) concerned the fall in the U.S. dollar in the amount of €87.1 million.

Accumulated foreign exchange translation reserves as of June 30, 2006 are positive: €60.4 million (portion attributable to equity holders of the parent), including €35.9 million in respect of the Korean won, €26.8 million in respect of the pound sterling, €20.2 million in respect of the Czech koruna and negative €38 million in respect of the U.S. dollar.

In the first half of 2007, negative translation differences of €17.0 million (portion attributable to equity holders of the parent) concerned the U.S. dollar in the amount of €16.6 million.

Accumulated foreign exchange translation reserves as of June 30, 2007 are positive: €127.6 million (portion attributable to equity holders of the parent), including €27.5 million in respect of the Korean won, €56.7 million in respect of the pound sterling, €44.1 million in respect of the Czech koruna and negative €62.5 million in respect of the U.S. dollar.

Movements in foreign exchange translation reserves (attributable to equity holders of the parent and minority interests)

(€ million)	Total	Attributable to equity holders of the parent
As of December 31, 2006	195.0	144.6
Exchange differences on the translation of the financial statements of subsidiaries drawn up in a foreign currency	(21.3)	(17.1)
Exchange differences on the net financing of foreign investments	(1.4)	(0.1)
Movements during the first six months of 2007	(22.7)	(17.0)
Exchange differences on the translation of the financial statements of subsidiaries drawn up in a foreign currency	216.5	169.4
Exchange differences on the net financing of foreign investments	(44.2)	(41.8)
As of June 30, 2007	172.3	127.6

Breakdown by currency of foreign exchange translation reserves attributable to equity holders of the parent

(€ million)	As of December 31, 2006	Movement	As of June 30, 2007
U.S. Dollar	(45.9)	(16.6)	(62.5)
Pound Sterling	60.4	(3.7)	56.7
Korean Won	32.6	(5.1)	27.5
Chinese Yuan	(4.1)	(0.7)	(4.8)
Czech Koruna	68.8	(24.7)	44.1
Canadian Dollar	1.9	6.7	8.6
Australian Dollar	1.0	10.7	11.7
Swedish Krona	1.5	(6.2)	(4.7)
Norwegian Krona	(0.6)	6.2	5.6
Hungarian Florin	3.4	3.9	7.3
Polish Zloty	5.2	2.5	7.7
Romanian Leu	13.9	7.8	21.7
Mexican Peso	1.6	1.9	3.5
Egyptian Pound	0.4	(0.3)	0.1
Hong Kong Dollar	8.2	(7.2)	1.0
Other currencies	(3.7)	7.8	4.1
Total	144.6	(17.0)	127.6

17.1.6 Fair value reserves:

Fair value reserves, attributable to equity holders of the parent, are negative in the amount of €55.8 million as of January 1, 2006, €21.8 million as of December 31, 2006 and positive in the amount of €0.2 million as of June 30, 2007.

As of June 30, 2007, fair value reserves mainly include fair value adjustments to interest-rate derivatives hedging floating-rate borrowings and to a lesser extent, fair value adjustments to available-for-sale securities.

Movements in fair value reserves (attributable to equity holders of the parent and minority interests):

(€ million)	Total	Attributable to equity holders of the parent
As of December 31, 2006
Fair value adjustments on available-for-sale assets	0.7	0.1
Derivative instruments – cash flow hedges	(23.1)	(21.9)
Fair value reserves as of December 31, 2006	(22.4)	(21.8)
Other changes:
Fair value adjustments on available-for-sale assets	(1.1)	-
Derivative instruments - cash flow hedges	26.1	22.0
Other adjustments during the first half of 2007	25.0	22.0
As of June 30, 2007
Fair value adjustments on available-for-sale assets	(0.4)	0.1
Derivative instruments - cash flow hedges	3.0	0.1
Fair value reserves as of June 30, 2007	2.6	0.2

17.2 Minority interests

A breakdown of the movements in minority interests is presented in the statement of changes in shareholders’ equity.

NOTE 18. PROVISIONS AND OTHER NON-CURRENT LIABILITIES, CURRENT PROVISIONS

As of June 30, 2007, the heading “Provisions and other non-current liabilities” includes the following items:

(€ million)	As of June 30, 2007	As of December 31, 2006
Non-current provisions	1,996.5	2,196.6
Other non-current liabilities	20.7	207.3
Provisions and other non-current liabilities	2,017.2	2,403.9

Other non-current liabilities were reclassified to other liability headings, in particular operating payables.

In accordance with IAS 19, provisions maturing after more than one year are discounted. Discount rates used are as follows:

	As of June 30, 2007	As of December 31, 2006
Euros	5.25%	4.40%
U.S. Dollars	6.35%	5.75%
Pound Sterling	5.75%	5.00%
Swiss Francs	3.35%	2.85%

Pursuant to IAS 37, provisions maturing after more than one year are discounted. Discount rates are as follows:

	As of June 30, 2007	As of December 31, 2006
Euros
2 to 5 years	4.86%	4.37%
6 to 10 years	5.34%	4.60%
After 10 years	5.56%	5.20%
U.S. Dollars
2 to 5 years	5.34%	5.20%
6 to 10 years	5.86%	5.36%
After 10 years	6.06%	5.86%
Pound Sterling
2 to 5 years	6.12%	5.60%
6 to 10 years	6.25%	5.56%
After 10 years	6.09%	5.60%

Movements in provisions during the first half of 2007 are as follows:

(€ million)	Non-current		Current		Total
	As of June 30, 2007	As of December 31, 2006	As of June 30, 2007	As of December 31, 2006	As of June 30, 2007	As of December 31, 2006
Provisions excl. pensions and other employee benefits	1,375.2	1,447.6	788.5	825.9	2,163.7	2,273.5
Provisions for pensions and other employee benefits	621.3	749.0	-	-	621.3	749.0
Total	1,996.5	2,196.6	788.5	825.9	2,785.0	3,022.5

The decrease in provisions for pensions and other employee benefits is mainly due to the change in discount rates, notably in the United Kingdom.

The decrease in provisions excluding pensions and other employee benefits is mainly due to the €79.5 million decrease in the provision for losses to completion on long-term contracts in connection with the modification from the purchase accounting for SNCM.

NOTE 19. LONG-TERM BORROWINGS

Long-term borrowings

(€ million)	As of June 30, 2007	As of December 31, 2006
Bonds	8,272.5	8,417.5
Other long-term borrowings	5,023.1	5,584.1
Long-term borrowings	13,295.6	14,001.6

Long-term bonds break down by maturity as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Veolia Environnement SA:
Publicly offered or traded issuances (EMTN) (a)	7,478.5	7,588.6
Private placements (US market) (b)	295.7	309.1
Water:
Three Valleys bond issue (c)	291.0	292.1
Waste Management:
Montgomery bond issue (d)	58.0	59.5
Tyseley bond issue (e)	54.4	57.8
Other < €50 million	94.9	110.4
Bonds	8,272.5	8,417.5

(a)
As of June 30, 2007, bonds issues under the European Medium Term Notes (EMTN) Program totaled €8,825.5 million, including €7,478.5 million maturing in more than one year. The negative impact of the fair value remeasurement on long-term borrowings was €139.3 million.

During the first half of 2007, Veolia Environnement issued notes under its EMTN program for a euro equivalent of €1,200.0 million (recognized in the balance sheet at amortized cost of €1,187.9 million), which break down as follows:

-	€1 billion at a fixed-rate of 5.125%, maturing in May 2022. The amortized cost of the issue as of June 30, 2007 is €987.8 million.
-
€200 million at a floating rate (3-month Euribor+0.05%), maturing in August 2008. The amortized cost of the issue as of June 30, 2007 is €200.1 million. Given its maturity, this bond issue is recorded in short-term borrowings.

In addition, on May 30, 2007, Veolia Environnement fully redeemed the €491 million bond issue performed in 2005. Given its maturity, this bond issue was recorded in short-term borrowings as of December 31, 2006.

Finally, two bond issues have been reclassified in short-term borrowings given their maturity:
-	a €700 million bond issue maturing on June 27, 2008,

-	and a €300 million bond issue maturing on February 15, 2008.

(b)
As of June 30, 2007, €295.7 million (including -€11.2 million related to remeasurements) remained outstanding on the private placement performed in the United States in 2003 (USPP). This bond issue comprises five tranches:

-	Tranches A, B and C, maturing January 30, 2013, of €33 million (fixed-rate interest of 5.84%), £7 million (fixed-rate interest of 6.22%) and US$147 million (fixed-rate interest of 5.78%) respectively,
-	Tranche D, maturing January 30, 2015, of US$125 million, bearing fixed-rate interest at 6.02%,
-	Tranche E, maturing January 30, 2018, of US$85 million, bearing fixed-rate interest at 6.31%.

(c)
The €200 million bond issue performed by the Water Division’s U.K. subsidiary, Three Valleys, in July 2004 bearing interest at 5.875%, is recognized as of June 30, 2007 at amortized cost for a euro equivalent of €291.0 million. This bond matures on July 13, 2026.

(d)
The U.S. Dollar bond issue, bearing interest of 5.0%, was performed to finance the Montgomery plant near Philadelphia (Pennsylvania) in the United States. This redeemable loan was recognized as of June 30, 2007 at amortized cost for a euro equivalent of €58.0 million, and the final repayment is due on November 1, 2014.

(e)
This pound sterling bond issue, bearing interest at 6.6675%, was performed to refinance the incineration plant in Birmingham (UK). This redeemable loan was recognized as of June 30, 2007 at amortized cost for a euro equivalent of €54.4 million, and the final repayment is due on July 30, 2018.

Breakdown of bond issues by main component:

Operation (€ million)	Final maturity	Currency	Nominal in € million	Interest rate	Amortized cost restatement	Revaluation	Net carrying amount	Effective interest rate before hedging	Effective interest rate after hedging
Series 7	02/01/2012	EUR	1,000	5.88%	(6)	(37)	957	6.02%	6.34%
Series 8	04/29/2009	CSK	23	Pribor 3M + 0.67%	-	-	23	3.29%	3.29%
Series 9	04/23/2010	CSK	21	Pribor 3M + 0.67%	-	-	21	3.43%	3.43%
Series 10	05/28/2013	EUR	1,000	4.88%	(6)	(42)	952	5.00%	4.82%
Series 10 a	05/28/2018	EUR	750	5.38%	2	(22)	730	5.35%	4.96%
Series 12	11/25/2033	EUR	700	6.13%	(6)	-	694	6.19%	6.19%
Series 13	03/04/2009	USD	20	Libor USD 3M + 0.55%	-	-	20	4.80%	4.80%
Series 14	06/30/2015	USD	37	4.69%	(1)	(2)	34	4.99%	5.83%
Series 15	06/17/2015	EUR	600	1.75%	22	-	622	3.71%	3.71%
Series 17	02/12/2016	EUR	900	4.00%	(6)	(23)	871	4.09%	4.24%
Series 18	12/11/2020	EUR	600	4.38%	(8)	(13)	579	4.50%	4.65%
Series 21	01/16/2017	EUR	1,000	4.38%	(12)	-	988	4.52%	4.52%
Series 23	05/24/2022	EUR	1,000	5.13%	(12)	-	988	5.24%	5.24%
Total publicly offered issuances			7,651		(33)	(139)	7,479	n/a	n/a
USPP EUR 2013	01/30/2013	EUR	33	5.84%	-	-	33	5.89%	5.89%
USPP GBP 2013	01/30/2013	GBP	10	6.22%	-	-	10	6.27%	6.27%
USPP USD 2013	01/30/2013	USD	109	5.78%	(1)	(4)	104	5.83%	6.52%
USPP USD 2015	01/30/2015	USD	93	6.02%	-	(4)	89	6.06%	6.43%
USPP USD 2018	01/30/2018	USD	63	6.31%	-	(3)	60	6.35%	6.52%
Total private placements			308		(1)	(11)	296	n/a	n/a
Three Valleys bond issue	07/13/2026	GBP	297	5.88%	(6)	-	291	6.05%	6.05%
Montgomery bond issue	11/01/2014	USD	58	5.00%	-	-	58	3.40%	3.40%
Tyseley bond issue	07/30/2018	GBP	67	6.68%	(13)	-	54	9.50%	9.50%
Selchp (49%) bond issue	12/31/2021	GBP	35	7.14%	(4)	-	31	7.39%	7.39%
MBM Chicago Biosolids bond issue	11/01/2023	USD	36	5.93%	-	-	36	5.93%	5.93%
Total main bond issues			8,452		(57)	(150)	8,245	n/a	n/a

Breakdown of other long-term borrowings by main component:

(€ million)	As of June 30, 2007	As of December 31, 2006
BWB and SPE debts (a)	1,753.0	2,067.1
Finance lease obligations (b)	700.9	866.1
Syndicated credit in CZK (c)	348.2	363.8
Cogevolt (d)	253.1	358.8
Aquiris (e)	174.2	164.2
Put options	336.8	276.0
Delfluent (f)	111.9	102.3
Local authority borrowing annuities (g)	84.0	101.1
Shenzhen (h)	97.5	97.5
Redal (i)	95.7	97.3
Other < €100 million	1,067.8	1,135.3
Other long-term borrowings	5,023.1	5,584.1

(a) The Berliner Wasser Betriebe ("BWB") debt consists of two lines :

-	The debt borne by the operating companies of €1,142.7 million as of June 30, 2007, compared to €1,148.7 million as of December 31, 2006.
-	Acquisition debt of €600.0 million as of June 30, 2007, including €300.0 million which was reclassified into short-term borrowings given its January 2008 maturity.

Special purpose entity (SPE) debt totals €310.3 million as of June 30, 2007, compared to €318.4 million as of December 31, 2006.

(b) As of June 30, 2007, finance lease obligations fall due between 2007 and 2031. Depending on the currency, fixed interest rates are between 2.90% and 12.09% and floating interest rates are indexed to EONIA, euro T4M (average monthly yield on the money market) and euro TAM (annualized money market rate) or their equivalent for financing in other currencies.

(c) This CZK 12 billion syndicated credit facility arranged by Komerčni Banka, Crédit Lyonnais and ING Bank in favor of Veolia Environnement refinances the five-year CZK 8 billion syndicated credit facility negotiated in November 2003. It includes a five-year tranche of CZK 8 billion (maturing July 29, 2010) and a seven-year tranche of CZK 4 billion (maturing July 27, 2012). As of June 30, 2007, this syndicated credit facility had been drawn down in the amount of CZK 10 billion (€348.2 million euro equivalent).

(d) This securitization of future receivables was organized to finance cogeneration installations in the Energy Services Division. The debt reflects payments due in respect of the amortization of future receivables over the period to May 2012. The average fixed rate of interest payable on this debt is 5.42%.

(e) This financing carried by Aquiris in respect of the North Brussels wastewater treatment plant construction project was secured in December 2006. It comprises two credit lines bearing floating-rate interest. As of June 30, 2007, the lines had been drawn down in the amount of €174.2 million.

(f) Three floating-rate financing lines carried by Delfluent BV in respect of the Hague wastewater treatment plant construction project. One of these lines is repayable in full on maturity in 2009, while the other two lines, maturing 2030, are redeemable loans. As of June 30, 2007, the lines had been drawn down in the amount of €111.9 million.

(g) The Group assumes certain fee obligations to local authorities under public service contracts. Local authority borrowing annuities as of June 30, 2007 total €84.0 million.

(h) This financing which concerns the comprehensive water management contract for the town of Shenzhen is carried by Beijing Capital VW Invest. Co and is consolidated (50%) as of June 30, 2007 in the euro equivalent of €97.5 million. This Chinese yuan redeemable loan matures in June 2022 and bears interest to November 22, 2010 at a fixed-rate of 6.93% (revisable every six years).

(i) The Redal (Marocco) non-redeemable loan maturing December 31, 2018 totals €95.7 million as of June 30, 2007.

Long-term borrowings break down by original currency (before swap transactions) as follows (amortized cost or fair value):

(€ million)	As of June 30, 2007	As of December 31, 2006
Euro	10,911.1	11,542.0
U.S. Dollar	567.0	558.2
Pound Sterling	515.8	554.0
Czech Koruna	415.7	447.1
Chinese Yuan	189.5	183.8
Korean Won	56.9	60.8
Polish Zloty	85.7	64.7
Norwegian Krona	38.6	37.9
Australian Dollar	12.6	17.4
Other	502.7	535.7
Long-term borrowings	13,295.6	14,001.6

The €631 million decrease in euro-denominated long-term borrowings during the first six months of 2007 is mainly due to:
• the €1,000 million bond issue offset by the transfer to short-term borrowings of:
- the EMTN Series 1 bond issue in the amount of €700 million,
- the EMTN Series 20 floating-rate bond issue in the amount of €300 million,
- the Cogevolt debt in the amount of €106 million,
- the Berlin acquisition debt (RWE portion) in the amount of €300 million,
• repayment of the SNCM finance lease obligations in the amount of €31 million.

The €38 million decrease in pound sterling-denominated long-term borrowings during the first six months of 2007 is primarily explained by the transfer to short-term borrowings of finance lease obligations relating to VES Onyx in the amount of €22 million and Cleanaway in the amount of €13 million.

The €31 million decrease in Czech koruna-denominated long-term borrowings during the first six months of 2007 is mainly explained by the transfer to short-term borrowings of the Dalkia Ceska Republika bond issue in the amount of €27 million.

Breakdown of long-term borrowings by maturity as of June 30, 2007:

(€ million)		Maturity of long-term borrowings
	Amount	1 to 3 years	3 to 5 years	More than 5 years
Bond issues	8,272.5	113.4	999.4	7,159.7
Bank loans	5,023.1	2,301.7	1,244.6	1,476.8
Long-term borrowings	13,295.6	2,415.1	2,244.0	8,636.5

Undrawn credit lines

As of June 30, 2007, the main undrawn credit lines were as follows:
• undrawn “multi-purposes” short-term credit lines of €150 million,
• undrawn “multi-purposes” medium-term credit lines of €925 million,
• medium-term syndicated loan in the amount of €4 billion with a maturity of April 20, 2012.

NOTE 20. SHORT-TERM BORROWINGS

Movements in short-term borrowings during the half-year ended June 30, 2007 (amortized cost or fair value) are as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Short-term borrowings	4,763.6	2,904.1

Short-term borrowings total €4,763.6 million as of June 30, 2007, compared to €2,904.1 million as of December 31, 2006. This increase is mainly due to:

• the transfer of EMTN Series 1 bonds, maturing June 27, 2008 and EMTN Series 20 bond, maturing February 15, 2008, with a euro equivalent value of €712.1 million and €300.0 million, respectively, from long-term borrowings to short-term borrowings;
• repayment of the EMTN Series 16 bonds in the amount of €491.0 million;
• the setting up of a €200 million bond issue maturing in August 2008;
• a €700.6 million movement in Veolia Environnement SA treasury notes.

As of June 30, 2007, short-term borrowings mainly concern:
• Veolia Environnement SA for €3,309.8 million (including treasury notes of €1,433.6 million, bond issues maturing within one year of €1,344.7 million, securitization program of €389.6 million and accrued interest on bonds of €134.8 million);
• the Water Division for €730.3 million (including the company carrying the Berlin contract for €462.5 million);
• the Energy Services Division for €430.4 million (including the short-term portion of the Cogevolt financing of €96.5 million);
• the Waste Management Division for €189.1 million;
• the Transportation Division for €75.7 million.

Short-term borrowings in respect of Group finance leases totaled €165.2 million as of June 30, 2007, compared to €131.3 million as of December 31, 2006.

NOTE 21. REVENUE

Breakdown of revenue is as follows:

(€ million)	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted	Half-year ended June 30, 2006
Sales of goods and services rendered	14,462.4	13,563.3	13,620.5
Construction contracts	824.7	202.1	202.1
Revenue from operating financial assets	174.5	175.1	175.1
Total revenue	15,461.6	13,940.5	13,997.7

Sales of goods mainly concern construction business related to supply and wastewater treatment management in the Water Division and sales of products related to recycling activities in the Waste Management Division.

NOTE 22. OPERATING INCOME

Operating income is calculated as follows:

(€ million)	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted	Half-year ended June 30, 2006
Revenue	15,461.6	13,940.5	13,997.7
Cost of sales	(12,671.6)	(11,345.8)	(11,407.6)
o/w: Impairment losses on goodwill and negative goodwill recognized in the income statement	23.1	0.5	0.5
Restructuring costs	(5.4)	(8.7)	(8.7)
Selling costs	(248.2)	(248.2)	(248.3)
General and administrative expenses	(1,280.7)	(1,252.5)	(1,253.2)
Other operating revenue and expenses	10.7	34.8	36.4
o/w: Capital gains and losses on disposal	10.7	18.1	19.6
Other	-	16.7	16.8
Operating income	1,271.8	1,128.8	1,125.0

Replacement costs total €187.8 million for the first six months of 2007, compared to €169.1 million for the first six months of 2006. All replacement costs for publicly-owned utility networks are considered in the cash flow statement as investments, irrespective of whether the utility network was originally financed by the concession holder.

Negative goodwill recognized in the Income Statement mainly relates to SNCM (€10.9 million) and Lotz (€8.8 million).

The impact of changes in the discount rates of provisions amounts to €14.9 million for the first six months of 2007, compared to €12.1 million for the first six months of 2006.

Personnel costs including employee profit-sharing total €4.9 billion for the first six months of 2007, compared to €4.3 billion for the first six months of 2006:

Personnel costs

(€ million)	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted	Half-year ended June 30, 2006
Employee costs	(4,790.7)	(4,295.4)	(4,336.0)
Profit-sharing	(74.2)	(30.7)	(30.7)
Share-based compensation (IFRS 2)	(1.9)	(6.8)	(6.8)
Personnel costs	(4,866.8)	(4,332.9)	(4,373.5)

NOTE 23. NET FINANCE COSTS

The income and expense balances making up net finance costs are as follows:

(€ million)	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted	Half-year ended June 30, 2006
Finance income	70.0	38.5	38.5
Finance costs	(461.6)	(367.7)	(369.5)
Net finance costs	(391.6)	(329.2)	(331.0)

The increase in net finance costs is due to both the increase in average debt outstanding over the period and changes in the financing rate, defined as the ratio of net finance cost excluding changes in the fair value of non-hedging derivative instruments to average net financial debt. This rate stood at 5.27% for the first half of 2007, compared to 5.07% for fiscal year 2006 as a whole and 4.95% for the first half of 2006.

Finance costs include the impact of revaluing non-hedging derivative instruments. These movements, which are calculated in accordance with IAS 39 and depend on market conditions at the end of the period, represented gains of €5.7 million as of June 30, 2006 and €0.7 million as of June 30, 2007.

NOTE 24. OTHER FINANCIAL INCOME AND EXPENSES

(€ million)	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted	Half-year ended June 30, 2006
Loan income	10.9	14.8	14.8
Dividends	7.6	7.8	7.8
Foreign exchange gains (losses)	10.7	(7.4)	(7.4)
Financial provisions	(6.6)	(2.4)	(2.4)
Other income (expense)	(33.9)	(32.9)	(32.9)
Other financial income (expenses)	(11.3)	(20.1)	(20.1)

Other financial income (expenses) improved from a net expense of €20.1 million for the half-year ended June 30, 2006 to a net expense of €11.3 million for the half-year ended June 30, 2007. The improvement mainly results from foreign exchange gains.

NOTE 25. INCOME TAX EXPENSE

Analysis of the income tax expense

The income tax expense breaks down as follows:

(€ million)	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted	Half-year ended June 30, 2006
Current income tax expense	(218.0)	(190.2)	(189.0)
France	(40.8)	(39.7)	(39.7)
Other countries	(177.2)	(150.5)	(149.3)
Deferred income tax expense	(17.0)	(63.7)	(63.7)
France	(25.2)	(57.4)	(57.4)
Other countries	8.2	(6.3)	(6.3)
Total income tax expense	(235.0)	(253.9)	(252.7)

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company, with effect from January 1, 2001 (five-year agreement, renewed in 2006). Veolia Environnement is liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at Veolia Environnement SA level.

In the first half of 2007, the Group reports a net consolidated tax expense of €235.0 million (representing a current income tax expense of €218.0 million and a deferred income tax expense of €17.0 million) compared to a net consolidated tax expense of €253.9 million in the first half of 2006 (representing a current tax expense of €190.2 million and a deferred tax expense of €63.7 million).

In relation to net income from continuing operations restated for this tax expense and the share of net income of associates, the effective tax rate is 27.0% for the first half of 2007, compared to 32.6% for the first half of 2006.

This decrease is primarily due to the fact that the Group pays no income tax in the United States, given the significant tax deficits reported in the US, and a €22.0 million adjustment to deferred tax liabilities due to the decrease in the tax rate in the United Kingdom.

NOTE 26. SHARE OF NET INCOME OF ASSOCIATES

The share of net income of associates increased from €4.0 million in the first half of 2006 to €10.7 million in the first half of 2007. This increase is mainly attributed to the recognition of the share of the net income of Compagnie Méridionale de Navigation in the amount of €4.3 million (shares held by SNCM).

NOTE 27. NET INCOME/(LOSS) FROM DISCONTINUED OPERATIONS

Net income from discontinued operations decreased from €49.6 million for the half-year ended June 30, 2006 to a net loss of €8.2 million for the half-year ended June 30, 2007.

Net income from discontinued operations for the first half of 2006 was attributable to the proceeds from the sale of the Water Division’s investment in Southern Water for €54.0 million and the treatment of the Transportation Division’s Danish activities in accordance with IFRS 5 representing a loss of €4.4 million (disposal currently underway).

Net income from discontinued operations for the first half of 2007 solely relates to the treatment of the Transportation Division’s Danish activities in accordance with IFRS 5 (discontinued operations).

Movements in net income from discontinued operations:

(€ million)	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted	Half-year ended June 30, 2006
Income/(loss) from discontinued operations	(8.2)	(3.1)	1.3
Capital gains and losses on disposal	-	2.1	2.1
Income tax expense	-	50.6	50.6
Net income/(loss) from discontinued operations	(8.2)	49.6	54.0

The main income statement items for discontinued operations for the half-year ended June 30, 2007 are as follows:

(€ million)	Total
Revenue	50.5
Operating income/(loss)	(7.1)
Financial items	(1.1)
Income tax expense	-
Share of net income of associates	-
Minority interests	-
Net income/(loss) from discontinued operations	(8.2)

For the half-year ended June 30, 2007, a loss of €8.2 million was recognized in order to take into account the final elements of the negotiations with the new shareholder (€4.9 million) and the net income for the period (€3.2 million).

Breakdown of net income/(loss) from discontinued operations for the half-year ended June 30, 2006:

(€ million)	Southern Water (1)	Danish transportation activities (2)	Total
Income/(loss) from discontinued operations	1.3	(4.4)	(3.1)
Capital gains and losses on disposal	2.1	-	2.1
Income tax expense	50.6	-	50.6
Net income/(loss) from discontinued operations	54.0	(4.4)	49.6

(1) activity sold in 2006
(2) decision taken in 2006 by Group management to sell in 2007

The main income statement items for discontinued operations for the half-year ended June 30, 2006 are as follows:

(€ million)	Southern Water	Danish transportation activities	Total
Revenue	-	57.2	57.2
Operating income	-	(3.8)	(3.8)
Financial items	-	(1.8)	(1.8)
Income tax expense	-	1.2	1.2
Share of net income of associates	1.3	-	1.3
Minority interests	-	-	-
Income/(loss) from discontinued operations	1.3	(4.4)	(3.1)

NOTE 28. NET INCOME FOR THE YEAR ATTRIBUTABLE TO MINORITY INTERESTS

Net income attributable to minority interests for the half-year ended June 30, 2007 is €143.4 million, compared to €134.7 million for the half-year ended June 30, 2006. This amount is mainly attributable to the minority shareholders of subsidiaries in the Water Division (€60.5 million), the Waste Management Division (€10.0 million), the Energy Services Division (€65.4 million) and the Transportation Division (€6.9 million). This slight increase in the share of net income attributable to minority interests is due to the 49% investment held by third parties in the Gabonese activities, which reported a loss during the first six months of 2007.

NOTE 29. OFF-BALANCE SHEET COMMITMENTS

Specific commitments given

Berlin contractual commitments (“Servitudes”)

Under the Berlin water contract, the Group may be obliged to purchase rights of passage for water pipes from landowners still not indemnified who have presented claims for payments. The cost to the Group could total €426 million (50%). In the event of acquisition of these rights by landowners, these rights would represent an element of the remuneration of the Berlin water contract by the Berlin Lander and would be recorded in operating financial assets in the Group balance sheet.

Breakdown by maturity of specific commitments given

(€ million)	As of December 31, 2006	As of June 30, 2007	Maturity
			Less than one year	One to five years	More than five years
Berlin Servitudes (50%)	426	426	75	347	4
Specific commitments given	426	426	75	347	4

Other commitments given

Other commitments given include neither collateral guarantees supporting borrowings nor specific commitments and contingencies described above.

Other off-balance sheet commitments given are as follows:

(€ million)	As of December 31, 2006	As of June 30, 2007	Maturity
			Less than one year	One to five years	More than five years
Operational guarantees including performance bonds	4,043.6	4,283.5	846.8	2,093.0	1,343.7
Financial guarantees
Debt guarantees	300.7	295.9	93.6	130.2	72.1
Warranty obligations given	448.6	441.7	49.9	280.7	111.1
Commitments given
Obligations to buy	149.3	283.7	142.1	117.8	23.8
Obligations to sell	31.3	30.3	19.3	9.0	2.0
Other commitments given
Letters of credit	904.5	1,012.3	427.2	581.7	3.4
Other commitments given	749.8	1,975.7	1,307.3	438.8	229.6
Other commitments given	6,627.8	8,323.1	2,886.2	3,651.2	1,785.7

Operational guarantees: in the course of their normal activities, the Group’s subsidiaries give guarantees to their customers. If the company does not reach its specified targets, it may have to pay penalties. This commitment is often guaranteed by an insurance company, a financial institution, or the parent company of the Group. These guarantees included in the contract are performance commitments. The insurance company or the financial institution often requires counter guarantees from the parent company. The commitment is the amount of the guarantee anticipated in the contract and given by the parent company to the customer or the counter guarantee given by the parent company to the insurance company or to the financial institution.

Insurance companies have issued performance bonds in connection with the activities of the Group’s US subsidiaries (operating guarantees, site restoration guarantees), which have been underwritten by Veolia Environnement up to a maximum amount of US$1.4 billion (drawn US$0.2 billion as of June 30, 2007).

Debt guarantees: these relate to guarantees given to financial institutions in connection with the financial debt of non-consolidated companies, equity associates, or proportionately consolidated companies.

Warranty obligations given: these include guarantees linked to the sale of Water activities in the United States in 2004 for €321.3 million and the sale of Water assets located in the UK for €29.7 million.

Obligations to buy: these include commitments given by Group companies to purchase shares in other companies or invest. As of June 30, 2007, these commitments mainly concerned the Transportation Division (€56 million), the Energy Services Division (€165 million), the Waste Management Division (€21 million) and the Water Division (€40 million).

Letters of credit: letters of credit delivered by financial institutions to Group creditors, customers and suppliers guaranteeing operating activities.

The impact of movements in the US dollar on off-balance commitments given is approximately negative €60 million and mainly concerns the Water Division (€16 million) and Veolia Environnement (€31 million).

Other commitments given break down by Division as follows:

(€ million)	As of June 30, 2007	As of December 31, 2006
Water	3,528.6	3,253.2
Waste Management	946.9	876.7
Energy Services	637.1	543.0
Transportation	334.5	294.9
Proactiva	7.7	5.7
Holding	2,810.8	1,598.3
Other	57.5	56.0
Total	8,323.1	6,627.8

The increase in commitments given by the Water Division primarily comprises guarantees given in connection with the Lanzhou and Marafiq contracts.

The increase in commitments given by the Holding primarily comprises guarantees given in connection with the acquisitions of Sulo (€505 million) and Thermal North America Inc. (€583.5 million).

Litigation not already accounted for

The Group is subject to various litigation cases in the normal course of its business. Taking into account the uncertain nature of the outcome of such litigation, management considers, in accordance with IAS 37 criteria, that a provision is not necessary at the balance sheet date.

Commitments received

(€ million)	As of June 30, 2007	As of December 31, 2006
Guarantees received	1,278.7	951.3
Debt guarantees	228.9	171.0
Warranty obligations received	19.7	34.6
Other guarantees received *	1,030.1	745.7

*  As of June 30, 2007: including €366.4 million relating to greenhouse gas emission rights for 2007 (compared to €87.8 million as of December 31, 2006).

Greenhouse gas emission rights

Trends in the first half of 2007 do not suggest that the Group will exceed its CO² emission quotas.

NOTE 30. RELATED PARTY TRANSACTIONS

During the half-year ended June 30, 2007, there were no significant related party transactions except for the signing of a guarantee agreement with Société Générale in connection with the share capital increase described in the section on “Significant Events”. This agreement signed on June 11, 2007 and authorized by the Veolia Environnement Board of Directors on June 10, 2007 as a regulated agreement involving related parties led to the payment of €13.5 million to Société Générale.

NOTE 31. SEGMENT REPORTING

Pursuant to IAS 14, Veolia Environnement provides primary information by business segment and secondary information by geographical area. The business segments are Water, Waste Management, Energy Services and Transportation.

The Water segment integrates drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, and the manufacturing of water treatment equipment and systems.

The Waste Management segment collects, processes and disposes of household, trade and industrial waste.

The Energy Services segment includes heating production and distribution, energy optimization and related services, and electricity production.

The Transportation segment focuses on the operation of passenger transportation services.

Business segments

Revenue by segment (€ million)	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted	Half-year ended June 30, 2006
Water	5,220.7	4,801.0	4,801.0
Waste Management	4,195.9	3,547.9	3,547.9
Energy Services	3,320.7	3,245.3	3,245.3
Transportation	2,724.3	2,346.3	2,403.5
Revenue as per consolidated income statement	15,461.6	13,940.5	13,997.7

Operating income by segment (€ million)	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted	Half-year ended June 30, 2006
Water	576.1	526.6	526.6
Waste Management	389.1	307.2	307.2
Energy Services	259.7	266.7	266.7
Transportation	73.3	74.0	70.2
Total business segments	1,298.2	1,174.5	1,170.7
Unallocated operating income	(26.4)	(45.7)	(45.7)
Operating income as per consolidated income statement	1,271.8	1,128.8	1,125.0
Assets by segment as of June 30, 2007 (€ million)	Water	Waste Manage- ment	Energy Services	Transpor- tation	Unallo-cated amounts	Total assets in the consoli- dated balance sheet
Goodwill, net	2,039.8	2,318.9	919.2	563.3	0.6	5 841.8
Intangible assets and property, plant and equipment, net	5,154.7	3,473.0	1,458.4	1,716.7	120.3	11,923.1
Operating financial assets	3,864.8	739.9	701.4	126.2	6.3	5,438.6
Working capital assets including deferred tax assets	5,414.9	2,831.2	2,988.4	1,424.1	596.2	13,254.8
Total segment assets	16,474.2	9,363.0	6,067.4	3,830.3	723.4	36,458.3
Investments in associates	134.6	42.9	24.2	51.8	-	253.5
Other unallocated assets					5,100.5 *	5,100.5
Total assets	16,608.8	9,405.9	6,091.6	3,882.1	5,823.9	41,812.3

* including assets held for sale in an amount of €60.7 million (Transportation).

Assets by segment as of December 31, 2006 (€ million)	Water	Waste Manage- ment	Energy Services	Transpor- tation	Unallo-cated amounts	Total assets in the consoli- dated balance sheet
Goodwill, net	2,029.3	2,294.0	839.2	543.2	-0.7	5,705.0
Intangible assets and property, plant and equipment, net	5,142.5	3,492.1	1,309.5	1,570.0	130.0	11,644.1
Operating financial assets	3,830.5	737.0	771.1	115.4	5.6	5,459.6
Working capital assets including deferred tax assets	5,260.3	2,670.9	3,357.7	1,213.2	554.1	13,056.2
Total segment assets	16,262.6	9,194.0	6,277.5	3,441.8	689.0	35,864.9
Investments in associates	130.7	44.4	19.6	46.3	-	241,0
Other unallocated assets					4,017.8*	4,017.8
Total assets	16,393.3	9,238.4	6,297.1	3,488.1	4,706.8	40,123.7
* including assets held for sale in an amount of €67.3 million (Transportation assets for €42.3 million and Waste Management assets for €25 million).

Liabilities by segment as of June 30, 2007 (€ million)	Water	Waste Manage- ment	Energy Services	Transpor- tation	Unallo-cated amounts	Total liabilities in the consoli- dated balance sheet
Provisions for contingencies and losses	973.0	733.6	468.9	463.4	146.1	2,785.0
Working capital liabilities including deferred tax liabilities	6,361.7	2,556.2	2,296.8	1,627.1	111.9	12,953.7
Other segment liabilities	15.2	0.5	0.1	4.9	-	20.7
Total segment liabilities	7,349.9	3,290.3	2,765.8	2,095.4	258.0	15,759.4
Other unallocated liabilities					26,052.9 *	26,052.9
Total liabilities	7,349.9	3,290.3	2,765.8	2,095.4	26,310.9	41,812.3

* including liabilities held for sale in an amount of €76.0 million (Transportation)

Liabilities by segment as of December 31, 2006 (€ million)	Water	Waste Management	Energy Services	Transpor- tation	Unallo-cated amounts	Total liabilities in the consoli- dated balance sheet
Provisions for contingencies and losses	1,012.4	791.3	464.0	611.9	142.9	3,022.5
Working capital liabilities including deferred tax liabilities	6,238.8	2,548.9	2,524.1	1,361.0	100.7	12,773.5
Other segment liabilities	273.4	41.6	29.1	12.2	-3.1	353.2
Total segment liabilities	7,524.6	3,381.8	3,017.2	1,985.1	240.5	16,149.2
Other unallocated liabilities					23,974.5*	23,974.5
Total liabilities	7,524.6	3,381.8	3,017.2	1,985.1	24,215.0	40,123.7

* including liabilities held for sale in an amount of €59.4 million (Transportation)

Capital expenditure by segment (€ million)	Half-year ended June 30, 2007	Half-year ended June 30, 2006 adjusted	Half-year ended June 30, 2006
Water	390	356	353
Waste Management	358	227	225
Energy Services	175	113	113
Transportation	289	109	109
Other	7	10	10
Total segment capital expenditure	1,219	815	810

Geographical area

Geographical breakdown of revenue

Half-year ended June 30, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total
Water	2,478.3	633.1	279.8	664.4	278.6	119.7	319.2	447.6	5,220.7
Waste Management	1,635.9	77.9	889.6	471.5	645.7	200.4	87.1	187.8	4,195.9
Energy Services	1,859.2	30.0	226.5	1,058.2	6.6	35.2	15.6	89.4	3,320.7
Transportation	1,062.4	275.7	55.0	716.9	354.2	222.2	2.6	35.3	2,724.3
Revenue	7,035.8	1,016.7	1,450.9	2,911.0	1,285.1	577.5	424.5	760.1	15,461.6

Half-year ended June 30, 2007 adjusted (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total
Water	2,346,1	639,2	258,9	591,9	320,6	52,4	227,9	364,0	4,801,0
Waste Management	1,535,9	73,4	469,3	369,4	674,0	193,1	78,7	154,1	3,547,9
Energy Services	1,903,2	33,6	210,8	1,006,9	6,1	-	11,6	73,1	3,245,3
Transportation	892,2	244,9	27,7	645,0	309,8	198,3	-	28,4	2,346,3
Revenue	6,677,4	991,1	966,7	2,613,2	1,310,5	443,8	318,2	619,6	13,940,5

Geographical breakdown of segment assets

As of June 30, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,153.7	4,328.9	1,836.7	1,803.7	552.6	2,798.6	16,474.2
Waste Management	3,268.7	98.3	2,486.8	893.1	1,806.2	809.9	9,363.0
Energy Services	3,212.5	79.7	203.6	2,400.2	15.7	155.7	6,067.4
Transportation	1,839.9	382.1	118.8	836.4	354.7	298.4	3,830.3
Segment assets	13,474.8	4,889.0	4,645.9	5,933.4	2,729.2	4,062.6	35,734.9

As of December 31, 2006 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,145.0	4,427.0	1,706.3	1,769.6	583.3	2,631.4	16,262.6
Waste Management	3,212.0	89.7	2,503.9	828.5	1,834.1	725.8	9,194.0
Energy Services	3,608.2	87.2	192.2	2,246.5	7.4	136.0	6,277.5
Transportation	1,640.3	348.5	96.6	774.2	354.4	227.8	3,441.8
Segment assets	13,605.5	4,952.4	4,499.0	5,618.8	2,779.2	3,721.0	35,175.9

Geographical breakdown of capital expenditure

Half-year ended June 30, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	208	10	56	34	9	73	390
Waste Management	148	2	40	55	70	43	358
Energy Services	99	5	6	58	2	5	175
Transportation	168	14	18	55	8	26	289
Other	3	-	-	-	-	4	7
Capital expenditure	626	31	120	202	89	151	1,219

Half-year ended June 30, 2006 adjusted (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	201	15	40	27	5	68	356
Waste Management	74	3	24	25	69	32	227
Energy Services	66	2	4	35	1	5	113
Transportation	52	13	4	33	2	5	109
Other	5	-	-	-	-	5	10
Capital expenditure	398	33	72	120	77	115	815

NOTE 32. SUBSEQUENT EVENTS

• On July 2, 2007, the Waste Management Division definitively acquired Sulo for an enterprise value of €1,450 million (including financial debt). With revenues of €1.3 billion in 2006, Sulo is the second largest waste management operator in Germany and the market leader for the collection of municipal waste and packaging. This acquisition had no impact on the consolidated financial statements for the half-year ended June 30, 2007. The Waste Management Division signed a sales agreement on July 29 with Plastic Omnium (manufacture of plastic containers) relating to the E.T branch of SULO for €142 million. This branch manufactures containers and does not provide waste management services. The company is not in a position to produce an opening balance sheet given the acquisition date and the fact that the acquired company’s financial statements have been prepared in accordance with German GAAP and not IFRS.

• Veolia Environnement finalized its €2.6 billion (including additional paid-in capital) share capital increase on July 10, 2007. As of the same date, the share capital comprises 467,469,360 shares.

• On July 3, the Transportation Division signed an agreement to sell its Danish business activities for €27 million. The final sale will be completed on August 31.

NOTE 33. MAIN SUBSIDIARIES

As of June 30, 2007, the Group consolidated 2,275 companies, of which the principal companies are:

Company and address	French company registration number (N° Siret)	Consolidation method	% holding
Veolia Environnement SA 36-38, avenue Kléber - 75116 Paris	403 210 032 00047	FC	100.00
Sense SAS rue Annette Bloch - 25200 Montbéliard	444 590 921 00052	FC	80.47

WATER
Veolia Water 52, rue d’Anjou - 75008 Paris	421 345 042 00012	FC	100.00
Veolia Water - Compagnie Générale des Eaux and its subsidiaries 52, rue d’Anjou - 75008 Paris	572 025 526 00029	FC	100.00
Including the following French companies:
Compagnie des Eaux et de l’Ozone 52, rue d’Anjou - 75008 Paris	775 667 363 01597	FC	100.00
Compagnie des Eaux de Paris 7, rue Tronson-du-Coudray - 75008 Paris	329 207 740 00047	FC	100.00
Société Française de Distribution d’Eau 7, rue Tronson-du-Coudray - 75008 Paris	542 054 945 00069	FC	99.86
Compagnie Fermière de Services Publics 3, rue Marcel Sembat - Immeuble CAP 44 - 44100 Nantes	575 750 161 00342	FC	99.11
Compagnie Méditerranéenne d’exploitation des Services d’Eau 12, boulevard René Cassin - 06100 Nice	780 153 292 00112	FC	99.72
Société des Eaux de Melun Zone Industrielle - 198/398, rue Foch - 77000 Vaux Le Pénil	785 751 058 00047	FC	99.28
Société des Eaux de Marseille and its subsidiaries 25, rue Edouard Delanglade - BP 29 - 13254 Marseille	057 806 150 00017	PC	48.84
Société des Eaux du Nord 217, boulevard de la Liberté - 59800 Lille	572 026 417 00244	PC	49.55
Société des Eaux de Versailles et de Saint-Cloud 145, rue Yves le Coz - 78000 Versailles	318 634 649 00053	PC	50.00
Sade-Compagnie Générale de Travaux d’Hydraulique and its subsidiaries 28, rue de la Baume - 75008 Paris	562 077 503 00018	FC	98.70
Veolia Water Solutions et Technologies l’Aquarène - 1, place Montgolfier - 94417 St Maurice Cedex	542 078 688 01065	FC	100.00
Including the following foreign companies
Veolia Water UK Plc and its subsidiaries 37-41 Old Queen Street, London SW1H 9JA (UK)		FC	100.00
Veolia Water North America and its subsidiaries 14950 Heathrow Forest Parkway - Suite 200 Houston TX77032 Texas (United States)		FC	100.00
Veolia Wasser Deutschland GmbH Lindencorso Unter den linden 21 - D 10 117 Berlin (Germany)		FC	100.00
Berliner Wasser Betriebe Neue Jüdenstrasse 1 - D10179 Berlin Mitte (Germany)		PC	24.95
Braunschweig Versorgungs AG GMBH Taubenstrasse 7 D-38 108 Braunschweig (Germany)		FC	74.90
Aquiris SA Avenue de Vilvorde 450 - 1130 Brussels (Belgium)		FC	96.50
Apa Nova Bucuresti Srl Strada Aristide Demetriade nr 2 , Sector 1, Bucharest (Romania)		FC	83.69
Veolia Voda 52, rue d’Anjou - 75 008Paris		FC	100.00

Prazske Vodovody A Kanalizagce As 11 Parizska -11 000 Prague 1 (Czech Republic)		FC	99.89
Severoceske Vodovody A Kanalizagce As 1 689 Pritkovska - 41 550 Teplice (Czech Republic)		FC	50.04
Shenzhen Water (Group) Company Ltd Water Tower, n°1019 Shennan Zhong Road - Shenzhen 518031 (China)		PC	25.0
Shanghai Pudong VW Corporation Ltd 703 Pujian Road, Pudong New District, 200127 Shanghai (China)		PC	50.00
Changzhou CGE Water Co Ltd 12 Juqian Road - Changzhou (China)		PC	24.99
Kunming CGE Water Supply Co Ltd No262 Beijing Road - Kunming (China)		PC	24.99
Veolia Water Korea Co Ltd San 136-1, Ami-ri, Budal-Eup, Ichon-Shi, - GYONGGI-DO 467-701 (South Korea)		FC	100.00
United Water International Pty Ltd 65 Pirrama Road, Pyrmont NSW 2009 (Australia)		FC	95.00
Société d’Energie et d’Eau du Gabon BP 2187 - Libreville (Gabon)		FC	51.00
Veolia Water AMI 52 rue d’Anjou - 75 008 Paris		FC	100.00
Société des Eaux Electricité du Nord - Amendis 23 rue Carnot - 90 000 Tangier (Morocco)		FC	51.00
REDAL SA 6 Zankat El Hoceima, BP 161 - 10 000 Rabat (Morocco)		FC	100.00
Company and address	French company registration number (N° Siret)	Consolidation method	% holding
ENERGY SERVICES
Dalkia - Saint-André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	403 211 295 00023	FC	66.00
Dalkia France 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	456 500 537 00018	FC	65.94
Cogestar - Saint André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	404 324 097 00025	FC	65.94
Cogestar 2 - Saint André 33, place Ronde Quartier Valmy - 92800 Puteaux	431 951 540 00019	FC	65.94
Crystal S.A. - Saint André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	322 498 270 00014	FC	65.94
Citelum 37 rue de Lyon 75012 Paris	389 643 859 00019	FC	65.94
Clemessy and its subsidiaries 18, rue de Thann - 68200 Mulhouse	945 752 137 00212	FC	65.68
Including the following foreign companies
Dalkia PLC and its subsidiaries Elizabeth House - 56-60 London Road - Staines TW18 4BQ (U.K.)		PC	50.02
Dalkia NV and its subsidiaries 52 Quai fernand demets - 1070 - Anderlecht (Belgium)		PC	50.02
Siram, SPA and its subsidiaries Via Bisceglie, 95 - 20152 Milan (Italy)		PC	50.02
Dalkia Energia Y Servicios and its subsidiaries Cl Juan Ignacio Luca de tgna, 4 - 28 027 Madrid (Spain)		PC	50.02
Dalkia GmbH and its subsidiaries Carl-Ulrich-Strabe 4 - 63263 Neu Isenburg (Germany)		PC	50.02

Dalkia SGPS SA and its subsidiaries Estrada de Paço d’Arcos 2780 - 666 Paco d’Arços (Portugal )		PC	50.02
Dalkia Limitada and its subsidiaries Rua Fidencio Ramos, 223 - 13 andar, Vila Olimpia 4551-60 Sao Paulo SP (Brazil)		PC	50.02
Dalkia Polska and its subsidiaries Ul Kruczkowskiego 8 - 00 380 Warsaw (Poland)		PC	32.51
Zespol Elektrocieplownl w Lodzi and its subsidiary 5 J. Andrzejewskiej Street 90-975 Lodz (Poland)		PC	16.58
Dalkia Poznan Spolka UL. Swierzawska 18 - 60321 Poznan (Poland)		PC	25.78
Dalkia Poznan Zep and its subsidiaries UL Gdynska 54 - 60-960 Poznan (Poland)		PC	26.11
Dalkia AB and its subsidiaries Hälsingegatan 47 - 113 31 Stockholm (Sweden)		PC	50.02
Erakute and its subsidiaries Tartu mnt 16 10117 Tallinn (Estonia)		PC	50.02
Tallinna Kute Punane 36 13619 Tallinn (Estonia)		PC	50.02
Vilnius Energija V. Kudirkos g. 22, 2001 Vilnius (Lithuania)		PC	50.02
Dalkia Zrt. and its subsidiaries Budafoki út 91-93 - H-1117 Budapest (Hungary)		PC	49.83
Dalkia a.s and its subsidiaries Kutlíkova 17 - Technopol - 851 02 Bratislava 5 (Slovakia)		PC	50.02
C-Term and its subsidiaries Lenardova 6 - 852 39 Bratislava (Slovakia)		PC	50.02
Dalkia Ceska Republika and its subsidiaries 28.řijna 3123/ 152 - 709 74 Ostrava (Czech Republic)		PC	49.05
Company and address	French company registration number (N° Siret)	Consolidation method	% holding
WASTE MANAGEMENT
Veolia Waste Management Parc des Fontaines - 163 / 169, avenue Georges Clémenceau 92000 Nanterre	572 221 034 00778	FC	100.00
Société d’Assainissement Rationnel et de Pompage and its subsidiaries (S.A.R.P.) 162/16 Energy Park IV - 162/166, boulevard de Verdun 92413 Courbevoie Cedex	775 734 817 00353	FC	99.55
SARP Industries and its subsidiaries 427, route du Hazay - Zone Portuaire Limay-Porcheville-78520 Limay	303 772 982 00029	FC	99.84
RENOSOL and its subsidiaries 162/16 boulevard de Verdun - Energy Park IV 92413 Courbevoie Cedex	334 516 895 000 11	FC	100.00
Paul Granjouan and its subsidiaries rue des abattoirs - 44023 - Nantes Cedex	867 800 518 000 13	FC	100.00
Including the following foreign companies
Veolia ES Holding PLC and its subsidiaries Onyx house - 401 Mile end Road E34 PB - London (U.K.)		FC	100.00
Veolia ES Nottinghamshire Limited Onyx house - 401 Mile end Road E34 PB - London (U.K.)		FC	100.00
Cleanaway Ltd (U.K.)		FC	100.00
Veolia ES North America Corp. (United States)		FC	100.00
Veolia ES Solid Waste One Honey Creed Corporate Center - 125 South 84th Street - Suite 200 WI 53214 Milwaukee (United States)		FC	100.00

Veolia ES Australia Pty Ltd 280 Georges Street - Level 12 - P.O. Box H126 Australia Square - NSW 1215 - Sydney (Australia)		FC	100.00
Onyx Asia Pte Ltd 3 Temasek av 30-03 Centennial Tower - Singapore		FC	100.00
Marius Pedersen - Danemark and its subsidiaries ༺rbaekvej 495863 Ferritslev (Denmark)		FC	65.00
Veolia ES Belgium NV and its subsidiaries Robert Schumanplein 6 BUS 5 1040 Brussels (Belgium)		FC	100.00
Company and address	French company registration number (N° Siret)	Consolidation method	% holding
TRANSPORTATION
Veolia Transportation Parc des Fontaines - 163 / 169, avenue Georges Clémenceau 92000 Nanterre	383 607 090 00016	FC	100.00
Société Nationale Maritime Corse-Méditerranée (SNCM) 61 boulevard des Dames - 13002 Marseille (France)	775 558 463 00011	FC	28.29
C.F.T.I. (Compagnie Française de Transportation Interurbain) Parc des Fontaines - 163 / 169, avenue Georges Clémenceau - 92000 Nanterre	552 022 063 01075	FC	99.88
C.G.F.T.E. (Compagnie Générale Française de Transportations et d’Entreprises) Parc des Fontaines - 163 / 169, avenue Georges Clémenceau 92000 Nanterre	344 379 060 00082	FC	100.00
Veolia Eurolines and its subsidiaries		FC	99.99
Including the following foreign companies
CONNEX NORTH AMERICA (CNA) 2100 Huntingdon Avenue MD 21211 Baltimore (USA)		FC	100.00
Shuttleport Holdings LLC 2015 Spring Road - Suite 600 60523 Oakbrook - Illinois (United States)		FC	100.00
Super Shuttle International Inc, (United States)		FC	81.00
Connex GVI Inc 720 rue Trotter - St-Jean-sur-Richelieu, QC, J3B 8T2 (Canada)		FC	100.00
CONNEX GROUP AUSTRALIA PTY LTD Level 3, Flinders St Station, 223 Flinders St Melbourne, Victoria 3000, Australia		FC	100.00
CONNEX TRANSPORTATION AB Englundavagen 9 - Box 1820 - 17124 Solna (Sweden)		FC	100.00
Veolia Transportation Norge AS Klubbgaten 1 - N 4013 - Stavanger (Norway)		FC	100.00
CONNEX TRANSPORTATION UK LTD Waterloo Business Center - 117 Waterloo Road London SE1 8UL, (U.K.)		FC	100.00
Pullman Coachez Limited Unit 12 Crofty Ind Estate Penclawdd Swansea (U.K.)		FC	100.00
Dunn Line Plc The Coach Station Park Lane Basford - Nottingham		FC	100.00
Dunn Line Polska sp zoo Ul Hunitcza 1 - 81-212 - Gdynia (Poland)		FC	65.00
CONNEX VERKEHR GmbH Rödelheimer Bahnweg 31, 60489 Frankfurt, Germany		FC	100.00
Connex Transportation doo Croatia Nova cesta 60/1st floor - 10000 - Zagreb		FC	65.00

Company and address	French company registration number (N° Siret)	Consolidation method	% holding
PROACTIVA 216 Paso de la Castellana - 28046 Madrid (Spain)		PC	50.00

Consolidation method:
FC: Full consolidation - PC: Proportionate consolidation - EA: Equity affiliate

20.6.2 Statutory Auditors’ Review Report on the half-year financial information for 2007

This is a free translation into English of the statutory auditors’ review report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors and in accordance with the requirements of Article L. 232-7 of the French commercial Code (Code de commerce), we hereby report to you on:

- the review of the accompanying condensed half-year consolidated financial statements of Veolia Environnement for the six-month period ended June 30;

- the verification of information contained in the half-year management report.

These condensed half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and any other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our limited review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 - standards of the IFRS as adopted by the European Union applicable to interim financial information.

In accordance with professional standards applicable in France, we have also verified the information given in the half-year management report commenting the condensed half-year consolidated financial statements subject of our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-year consolidated financial statements.

Paris La Défense and Neuilly-sur-Seine, on August 29, 2007.

The Statutory Auditors

KPMG Audit A department of KPMG S.A.		ERNST & YOUNG et Autres
Jay Nirsimloo	Baudouin Griton	Jean Bouquot	Patrick Gounelle

21. ADDITIONAL INFORMATION CONCERNING SHARE CAPITAL AND BY-LAWS

21.1.1 Share capital as of July 10, 2007

As of July 10, 2007, the share capital of Veolia Environnement was €2,337,346,800 divided into 467,469,360 fully-paid shares, all of the same class, with a par value of 5 euros each.

21.1.2 Trading market for the Company’s Shares

The table below sets forth the reported high and low sales prices (in euro) and the trading volume (in shares) of Veolia Environnement’s shares over the last 18 months on Eurolist by Euronext™ Paris and The New York Stock Exchange.

Eurolist by EuronextTM Paris

Year (month/quarter)	Price (in euros)		Trading Volume
	High	Low
2007
August	56.95	50.62	54,095,431
July	58.59	53.22	45,234,065
Second Quarter	63.09	55.30	135,372,389
June	62.59	55.33	66,122,703
May	63.09	59.55	34,468,682
April	61.15	55.30	34,781,004
First Quarter	57.10	50.60	99,535,891
March	56.06	50.60	35,466,787
February	56.67	52.45	27,198,573
January	57.10	51.80	36,870,531
2006
Fourth Quarter	58.40	46.12	97,560,487
December	58.40	49.15	29,356,526
November	51.60	47.33	28,866,094
October	49.46	46.12	39,337,867
Third Quarter	48.69	42.71	119,763,237
September	48.69	42.71	43,152,009
August	44.00	40.11	31,902,279
July	42.85	38.61	44,708,949
Second Quarter	49.45	36.49	150,220,240
June	44.68	36.49	63,913,699
May	49.45	42.35	52,511,763
April	48.73	44.93	33,794,778
First Quarter	46.40	37.82	97,177,963
March	46.40	43.21	36,690,010
Source: Euronext Paris.

New York Stock Exchange

Year (month/quarter)	Price (in dollars)		Trading volume(1)
	High	Low
2007
August	77.43	67.11	2,128,900
July	80.14	72.81	2,048,600
Second Quarter	86.14	74.88	4,336,700
June	84.82	74.88	1,913,400
May	86.14	80.64	1,513,500
April	83.52	74.94	909,800
First Quarter	74.91	67.00	4,014,770
March	74.91	68.20	1,304,700
February	74.10	67.00	1,011,570
January	73.32	67.61	1,698,500
2006
Fourth Quarter	75.87	58.00	3,134,600
December	75.87	65.61	1,294,800
November	67.05	60.46	1,043,300
October	62.17	58.00	796,500
Third Quarter	61.61	48.80	4,751,000
September	61.61	54.43	1,261,100
August	56.56	51.65	1,171,000
July	55.00	48.80	2,318,900
Second Quarter	62.70	46.14	4,357,400
June	57.49	46.14	2,124,800
May	62.70	54.91	1,336,400
April	60.50	55.15	896,200
First Quarter	56.40	46.15	2,069,500
March	56.40	52.00	1,029,400
Source: NYSE.

(1) Regarding trading volume, since September 2006, the Company has relied on data published by the New York Stock Exchange (accessible on the New York Stock Exchange’s website (www.nyse.com)). Prior to September 2006, the Company relied on data published by the Bank of New York, which included off-market transactions. As a result, the trading volume data set forth in the table above may vary slightly depending on the source.

21.1.4 Share capital authorized but not issued

Status of shareholder authorizations adopted by the combined general shareholders' meeting of May 11, 20068:

Securities concerned	Duration of the authorization and date of expiration	Maximum nominal amount of share capital increase (in millions of euros)	Total use of authorization (in millions of euros)
Issuances with preferential subscription rights Share capital increase through use of various securities	26 months July 11, 2008	1,000 (such amount subject to the total global cap on share capital increases of 2,220)	259.7
Issuances without preferential subscription rights Share capital increase through use of various securities	26 months July 11, 2008	400 (such amount subject to the total global cap on share capital increases of 2,220)	None
Share capital increase through incorporation of premiums, reserves, profits or other items	26 months July 11, 2008	370 (such amount subject to the total global cap on share capital increases of 2,220)	None
Increase in number of shares issued pursuant to share capital increase	26 months July 11, 2008	+15% of any share capital increase with preferential subscription rights	None
Issuance of shares as a finders fee	26 months July 11, 2008	10% of share capital (such amount subject to the total global cap on share capital increases of 2,220)	None
Employee Stock Options	26 months July 11, 2008	1% of share capital (such amount subject to the total global cap on share capital increases of 2,220)	12.5

Status of shareholder authorizations adopted by the combined general shareholders’ meeting of May 10, 20079:

Securities concerned	Duration of the authorization and date of expiration	Maximum nominal amount of share capital increase (in millions of euros)	Total use of authorization (in millions of euros)
Share Repurchase Program	18 months November 10, 2008	1,500 or 10% of share capital	None
Issuances reserved for employees Members of savings plans*	26 months July 10, 2009	1% of share capital (such amount subject to the total global cap on share capital increases of 2,220)	None
Issuances reserved for employees Capital increase benefiting a category of beneficiaries*/**	18 months November 10, 2008	0.2% of share capital (such amount subject to the total global cap on share capital increases of 2,220)	None
Issuances reserved for employees Free award of new or existing shares*	26 months July 10, 2009	0.5% of share capital (such amount subject to the total global cap on share capital increases of 2,220)	1.8
Issuance of stock warrants (bons de souscription) during a public offer	18 months November 10, 2008	***513	None

*The total amount of share capital increases that may be effected pursuant to the authorizations proposed at the combined general shareholders’ meeting of May 10, 2007 may not exceed the €2.22 billion authorized by the combined general shareholders’ meeting of

8 Only authorizations that are still in force as of the date of filing of this update to the reference document are listed below.
9 Only authorizations that are still in force as of the date of filing of this update to the reference document are listed below.

May 11, 2006.
**Capital increase in favor of a company held by a credit institution intervening on behalf of Veolia Environnement for the implementation of a structured share offer to employees and executives of companies located in countries in which employees, for regulatory or other reasons, can not benefit from the employee shareholder package put in place by the 11th resolution (issuance reserved to employees, members of savings plans).
***Approximately 22% of the share capital at the date of filing of this update.

21.1.5 Other securities convertible into shares

Potential dilution tied to subscription options and free shares

As of September 1, 2007, a total of 350,000 free shares and 22,953,135 subscription options had been granted by the Company, which together represent the right to subscribe to 16,280,988 Company shares, after adjustments.

The number of shares of the Company before exercise of the remaining subscription options amounted to 467,469,360 shares. If all subscription options (plans n°2 to 7) had been exercised and if all free shares had been issued, 16,630,988 new shares would have been issued, representing a dilution percentage of 3.56%.

24. DOCUMENTS AVAILABLE TO THE PUBLIC

The Company’s press releases, annual reports including historical financial information relating to the Company and updates thereto filed with the AMF, the half-year financial report as of June 30, 2007, as well as the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission, are available on the Company’s website: www.veoliaenvironnement.com. Copies of these documents may also be obtained at the Company’s registered office at 36/38, avenue Kléber, 75116 Paris.

The Company is required pursuant to directive 2003/71/EC to publish an annual report that contains or mentions all of the information made public by the Company during the past twelve months in France, other EU member states and in the United States, to comply with security law and regulations. A copy of this annual report is available on the Company’s website at the address indicated above, as well as on the AMF’s website: www.amf-france.org.

The “Regulated Information” section of the Company’s website is available at the following address: http://www.veolia-finance.com/investisseurs/611.html. This web page brings together all of the regulated information published by Veolia Environnement, in conformity with articles 221-1 et seq., in the AMF’s general regulation.

The Company’s articles of association as well as the minutes of general shareholders’ meetings, the statutory auditors’ reports and all other corporate documents may be viewed at the Company’s registered office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 21, 2007

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary